Exhibit 99.3

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
As confidentially submitted to the Securities and Exchange Commission on July 16, 2012
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
Amendment No. 1 To
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________________

MAXCLEAN HOLDINGS LTD
(Exact name of registrant as specified in its charter)
________________________
Cayman Islands (State or other jurisdiction of incorporation or organization)	3990 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)

  88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City
Jiangsu Province, P. R. China
Telephone: +86510 8526 1996
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

________________________
[CT Corporation System 111 Eighth Avenue New York, New York 10011 Telephone: (212) 894-8800]
(Name, address, including zip code, and telephone number, including area code, of agent for service)
________________________
Copies to:
Ji Liu, Esq. Norton Rose Hong Kong 38/F Jardine House 1 Connaught Place Central, Hong Kong Tel: +852 34052458
________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Shares, par value US$0.0001 per share	100,284,700	US$0.12	US$12,034,164	US$1,379.00

(1)
An indeterminate number of additional shares shall be issuable pursuant to Rule 416 under the Securities Act of 1933, as amended, to prevent dilution resulting from stock splits, stock dividends or similar transactions and in such an event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416.

(2)
Estimated in accordance with Rule 457 solely for the purpose of computing the amount of the registration fee based on the most recent price at which we sold our shares. As of the date hereof, there is no established public market for the shares being registered. The selling shareholders may sell our shares at prevailing market price or privately negotiated prices.

________________________

The Registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  The preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2012

MAXCLEAN HOLDINGS LTD

100,284,700 Shares

We are an Emerging Growth Company, as defined in the Jumpstart Our Business Startups Act ("JOBS Act").

This prospectus registers for resale by our selling shareholders up to 100,284,700 of our shares. The selling shareholders may be deemed to be underwriters. Our shares are not now nor have they ever been listed or quoted on any stock exchange or quotation system. We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX. The selling shareholders may sell the shares at a fixed price of US$0.12 per share, until our shares are quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, and thereafter at prevailing market prices or privately negotiated prices. If we are successful in having our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, the selling shareholders subsequently may offer to sell the shares being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices

We will not receive any proceeds from the resale of our shares by the selling shareholders. We will pay for all costs associated with this registration statement and prospectus. The selling shareholders will receive the proceeds from the sale of the shares being registered in this registration statement and prospectus. The selling shareholders purchased their shares through various private placements with us between August 2011 to October 2011. Please see section headed “Principal and Selling Shareholders” of this prospectus for further details. As of the date hereof, there is no established public market for the shares being registered. If the selling shareholders sell all of their shares at US$0.12 per share, they may be expected to receive approximately US$12,034,164 estimated as follows:

Proceeds to Selling Shareholders
Per share	US$0.12
Total	US$12,034,164

An investment in our shares involves a high degree of risk. You should invest in our shares only if you can afford to lose your entire investment. You should carefully consider the various risk factors described under “Risk Factors” beginning on page 9 of this prospectus before investing in our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please read this prospectus carefully.  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information.

The date of this prospectus is ____, 2012.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since then.

PROSPECTUS SUMMARY

This summary highlights selected information about us and our ordinary shares that we and the selling shareholders are offering. Before investing in the ordinary shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited annual consolidated financial statements and the related notes, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Company

Mr. Yu Chunming (余春明), our chairman and director, is one of the pioneers in the development and manufacture of contamination control supplies and critical cleaning products in China, with over 20 years of success in the industry. Mr. Yu started his career in the cleanroom industry as a manager of Hang Kai Plastic Manufacturing Company Limited (航凯塑胶制品有限公司) from 1992 to 1994 where he was primarily responsible for the operation of the cleanroom plastic bag production lines and held some senior management responsibilities. Mr. Yu then set up his own factory, Zhao Run Plastic Manufacturing Company Limited (召润塑胶制品（深圳）有限公司), in 1994. In 2002, Maxclean (China) Holdings Limited (“Maxclean (China)”) was founded in Hong Kong, and in the same year, Mr. Yu joined the company as executive director. Mr. Yu and his team have been actively developing, manufacturing and distributing for sale products used for contamination control in highly controlled and critical environments, or clean-rooms. Our comprehensive range of disposable clean-room consumable products includes wipes, polyethylene bags (“PE bags”), sticky mats, face masks and other clean-room consumables, including swabs and caps, which we supply to our customers in the PRC domestic and overseas markets. Our products are marketed under our trade name “Maxclean” and are employed in high-technology manufacturing industries, which require certain manufacturing and assembly processes to be carried out in highly controlled, dust-free and electrostatic-free critical environments. In particular, we seek to maximize purity levels for clean-room environments for customers in the hard disk drive, optics, semi-conductor, TFT-LCD, electronics, biotechnology, pharmaceutics and food processing industries.

All of our products are manufactured at our modern facilities located in Wuxi. Our production lines have been certified to international ISO9001 and ISO14001 standards. Our products are sold through our four sales and marketing offices located in Hong Kong, Wuxi, Shenzhen and Chengdu.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the clean-room and controlled-environment supply industry:

●	we are well positioned to benefit from strong market fundamentals driven by growing Chinese and international industrial production capacities across a range of sectors;

●	we have established an increasingly diversified, high-quality customer base;

●	our ability to provide high-quality products enables us to increase our sales and enhance our brand recognition;

●	we are led by a strong management team with demonstrated execution capabilities; and

●	we have an integrated and diversified manufacturing structure.

Our Competitive Weakness

We believe that the following factors are risks and challenges we face when we compete in the clean-room and controlled-environment supply industry:

●	We are dependent on our major customers and delays, claims, reductions or cancellations of orders from our major customers can adversely affect our financial results.

●	We may face difficulties in meeting our short-term debt obligations and other funding needs.

●	Any disruption to the supply of and any increase in the prices of our raw materials could adversely affect our production, turnover and profitability.

Our Business Strategy

In order to achieve our goal of becoming a leading supplier of clean-room consumable products, we intend to pursue the following principal strategies:

•	continue to improve the quality and range of our products through enhanced research and development capabilities;

•	continue to expand and update our production capacity to improve our manufacturing processes;

•	establish and strengthen our brand;

•	expand our sales and marketing network and enhance our sales and marketing channels both in China and internationally; and

•	diversify and strengthen our customer relationships while securing raw material supplies at competitive costs.

Recurring Losses and Going Concern

We have suffered recurring losses from our operations, experienced negative cash flows, and incurred an accumulated deficit for each of the three years ended December 31, 2011. We incurred a comprehensive loss of RMB30,630.5 thousand, RMB9,383.6 thousand and RMB4,289.6 thousand for the years ended December 31, 2011, 2010 and 2009, respectively. This trend is expected to continue. Our auditor has expressed their view that these conditions indicate the existence of an uncertainty which may cast doubt on our ability to continue as a going concern.

Corporate Structure

Maxclean Holdings Ltd (“Maxclean Holdings”, “we”, “the Company”) is the holding company for our group and was established on May 30, 2011 as an exempted company incorporated with limited liability under the laws of the Cayman Islands. Our directly wholly-owned subsidiary Maxclean (China) was incorporated as a limited liability company on September 6, 2002 under the laws of Hong Kong and conducts substantially all of its business through its wholly-owned subsidiaries, Maxclean (Wuxi) Technology Co.Ltd (“Maxclean (Wuxi)”), incorporated in the PRC and Maxclean Global Enterprises Company Limited (“Maxclean Global”), incorporated in Hong Kong.

Maxclean (Wuxi) is a limited liability company incorporated under the laws of the PRC on December 16, 2002 and is mainly engaged in the business of manufacturing and production of clean-room products. Maxclean Global is a limited liability company incorporated under the laws of Hong Kong on August 16, 2002 and is mainly engaged in the business of distributing our clean-room products in the overseas markets. Maxclean Shenzhen was established by Maxclean (Wuxi) as a branch company (without separate legal personality) under the laws of the PRC on June 13, 2006 to carry on the sales and marketing of our business. Maxclean (Wuxi) also established a sales and marketing office in Chengdu in 2011.

On July 12, 2011, we entered into a share swap agreement with Maxclean (China) and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Maxclean (China) exchanged an aggregate of 48,786,000 shares of Maxclean (China), representing all of the issued and outstanding shares of Maxclean (China), for an aggregate of 48,786,000 of our newly issued shares, representing all of our issued and outstanding shares at an exchange rate of 1-for-1. As a result of the share swap, Maxclean (China) became our wholly-owned subsidiary and the former shareholders of Maxclean (China), including several of our directors and officers, became our shareholders.

In August 2011, we issued an aggregate of 177,184,000 shares at US$0.0001 per share for an aggregate of US$17,718.40 to our directors and controlling shareholders (Mr. Yu Chunming, Mr. Lo Chung Ling and Ms. Hua Xiafen) as well as to Dodi Limited (which is owned by Mr. Yu Chunming), Ace Achiever Limited (which is owned by Mr. Lo Chi Wai, our employee and the son of our Director, Mr. Lo Chung Ling), and Time King Holdings (which is owned by Mr. Lo Chi Wong, who is also the son of Mr. Lo Chung Ling). In August 2011, we also issued 8,210,000 shares at US$0.0001 per share for US$821 to Value Kingdom Limited (which is owned by Ms. Chen Fu Mei, our employee). The aforementioned share issuances are collectively referred to as the “August 2011 Equity Issuance”.

In a series of private placement transactions between August 2011 and October 2011, we issued a total of 70,998,500 shares (the “October 2011 Equity Financing”) for an aggregate of US$6,121,050 in cash (approximately RMB39.2 million), of which RMB39 million represented a share premium. The October 2011 Equity Financing was conducted in three tranches:

●	Between August 11, 2011 to September 23, 2011, we issued an aggregate of 6,926,000 shares at US$0.05 per share for aggregate proceeds of US$346,300 (approximately RMB2,216,117).

●	Between September 26, 2011 to October 11, 2011, we issued an aggregate of 25,300,000 shares at US$0.075 per share for aggregate proceeds of US$1,897,500 (approximately RMB12,109,234).

●	On October 21, 2011, we issued an aggregate of 38,772,500 shares at US$0.10 per share for aggregate proceeds of US$3,877,250 (approximately RMB24,748,021).

The following chart summarizes our corporate structure as of the date of this prospectus:

*	branch company
**	representative office

Our Industry

We operate in a specialized industry in the manufacture of clean-room consumable products such as clean-room wipes, non-woven face masks and other clean-room products. We also produce, to a lesser extent, clean-room hardware products such as static control eliminators.

Clean-room products such as wipes, polyethylene bags (“PE bags”), sticky mats and face masks have to be manufactured in a clean-room environment in which factors such as temperature, humidity, pressure, particle count and air velocity are strictly controlled and monitored. Such products are typically used in industries that are sensitive to dust, particles and electrostatic charges and are used to minimize contamination caused by particles and dissipate electrostatic charges. Such industries include the high-technology manufacturing industries such as the electronics industry which include the hard drive disk, semiconductor, flat panel display and consumer electronics sectors, as well as the medical device technology, biotechnology, pharmaceutical and aerospace industries. Clean-room consumable products are essential in the clean-room environment where they are used to reduce contamination by dust, chemical residue, impurities or particles during the manufacturing process. In addition, certain processes within the hard disk drive and semiconductor sectors also need clean-room hardware such as static control eliminators to dissipate electrostatic charges effectively. Any contamination and electrostatic charges may damage electronic components.

Asia is a large and fast growing region for both clean-room consumables and hardware. Nearly all the flat panel display production clean-rooms are located in Asia. Although the U.S. and Europe are more technologically advanced in the world, China is a fast growing semiconductor producer in the world.

Recent Developments

Capacity Expansion

In the first quarter of year 2012, we further invested in our Wuxi plant by expanding its manufacturing capacity and product range, in order to meet expected demand from high-end customers; the investment is expected to enhance our competitive advantage in the clean room products market. The breakdown of the investments made during the abovementioned period is illustrated in table below:

Machine / Equipment	Quantity	Investment Amount (RMB’000)
Wiper Cutting Machine	8	341.9
Washing/Drying Machine	6	789.7
Cleaning Room (Class 1001)	1	2,626.9
Cleaning Room (Class 10002)	1	844.2
Total	—	4,602.7

Capacity expansion after the above investments:

Process	Before Investment	After Investment	% Capacity increase by
Cutting	20,000 pcs per 8 hours	23,000 pcs per 8 hours	15
Washing	720,000 pcs per 8 hours	1,500,000 pcs per 8 hours	108
Drying	1,010,000 pcs per 8 hours	1,670,000 pcs per 8 hours	65

Our Corporate Information

Our principal executive offices are located at 88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City, Jiangsu Province, P.R. China. The telephone number is 86 510 8526 1996. Our registered office is located at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands, or at such other place within the Cayman Islands as our Directors may decide. Our agent for service of process in the United States is [CT Corporation System, 111 Eighth Avenue, New York, New York 10011]. Investors should contact us with any inquiries through the address and telephone number of our principal executive offices.

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1 clean-room which has no more than 100 particles/ft3 of a size 0.5um and larger as set out in Federal Standard 209E Airborne Particulate Cleanliness Classes in Clean-rooms and Clean Zones approved by the U.S. General Services Administration
2 clean-room which has no more than 1000 particles/ft3 of a size 0.5um and larger as set out in Federal Standard 209E Airborne Particulate Cleanliness Classes in Clean-rooms and Clean Zones approved by the U.S. General Services Administration

THE OFFERING

Unless otherwise indicated, all information in this prospectus is based on 305,178,500 shares outstanding as of December 31, 2011.

Total number of shares offered in this offering by the selling shareholders	100,284,700 shares
Shares outstanding immediately prior to this offering	305,178,500 shares
Shares outstanding immediately after this offering if the selling shareholders sell all of their shares	305,178,500 shares
Offering price per share	US$0.12 per share until our shares are quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, and thereafter at prevailing market prices or privately negotiated prices.
Use of proceeds
We will not receive any of the proceeds from the sale of the shares being offered for sale by the selling shareholders. We will pay for all costs associated with this registration statement and prospectus. The selling shareholders will receive the proceeds from the sale of the shares being registered in this registration statement and prospectus.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our shares.
Dividend policy
We currently do not have any plans to pay cash dividends, although this is subject to change. We currently have no distributable reserves and our accumulated losses as of December 31, 2011 are approximately RMB68.3 million (or US$10.8 million). Although it is unlikely we would be able to distribute any dividends in the near future, we do intend to distribute cash dividends if and when we have sufficient profitability and positive cash flows, among other factors. Our Board of Directors may declare dividends in the future taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at the time. Any declaration and payment as well as the amount of dividends will be subject to our constitutional documents and the laws of the Cayman Islands, including the approval of our shareholders. Our future declaration of dividends may or may not reflect our historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

Listing
Our shares are not now, nor have they ever been, listed or quoted on any stock exchange or quotation system. We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX. The selling shareholders may sell the shares at a fixed price of US$0.12 until our shares are quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, and thereafter at prevailing market prices at the time of sale or at negotiated prices. The selling shareholders received our shares through subscriptions from various private placements by us between August 2011 to October 2011. As of the date hereof, there is no established public market for the shares being registered. The offering price was with reference to the price of the last completed private placement of our shares at US$0.10.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Before making an investment decision, you should carefully consider the information contained in this prospectus, particularly the risks described below, as well as in our financial statements and accompanying notes. Our business activities, cash flow, financial condition and results of operations could be materially and adversely affected by any of these risks. The market price of our ordinary shares may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Related to Our Business and Industry

We are dependent on our major customers and are exposed to the risk of delays, claims, reductions or cancellations of orders from customers in general

We are dependent on our major customers, with Elektroskandia Logistics (Shanghai) Co., Ltd. being our largest customer in terms of revenue. Our top five customers in aggregate accounted for approximately 32.3%, 30.2% and 35.1% of our revenue in 2009, 2010 and 2011, respectively. Please refer to the sections entitled “Business — Customers” and “Business — Sales and Marketing” of this prospectus for more details. We sell our products under the short term purchase orders our customers issue us. We do not enter long-term contracts with our customers. As a result, our customers may reduce or cease purchasing from us at any time. There is no assurance that we will continue to retain these customers or that they will maintain or increase their current level of business with our Group. In addition, our business is affected by how well our major customers perform. Therefore, any decline in the business of our major customers could reduce their purchase of our products. In the event there is a material delay, cancellation, reduction and/or cessation of orders and/or claims by any of our major or other customers and we are unable to obtain substitute orders of a comparable size or in a timely manner, our results of operations will be adversely affected.

We are experiencing liquidity pressure and may continue to operate our business under such pressure

We have experienced net cash outflows from operating activities in 2009, 2010 and 2011. We have relied on bank and shareholder financings to maintain sufficient working capital for our operations and capital expenditures. Despite raising RMB39.2 million in cash in the October 2011 Equity Financing (see section in “Management Discussion & Analysis of Financial Condition and Results of Operations—Recent Developments” in this prospectus for further details regarding the October 2011 Equity Financing), we may continue to experience liquidity pressures as historically, we have been highly leveraged relative to our cash flow. As of December 31, 2011, we had suffered recurring losses from operations and negative operating cash flows and incurred an accumulated deficit of RMB68.3 million as of December 31, 2011. These conditions indicate the existence of an uncertainty which may cast doubt on our ability to continue as a going concern.

We expect that additional and continuing liquidity pressure, which is difficult to forecast with precision, will result from our obligations to repay bank loans, borrowings from directors and incurred interest. We plan to satisfy our financial obligations using our existing cash balance, cash flow from our business operations and additional and renewed bank borrowings. The Board of Directors expects that, in the absence of unforeseeable circumstances, we are able to meet our short term financial obligations and our working capital needs.  Please see section in “Management Discussion & Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for further details.

However, the sufficiency of these sources of additional liquidity cannot be assured, and even if we are successful in implementing all of the actions described above, our ability to satisfy our liquidity and capital needs may be affected by additional factors and events (such as interest rate fluctuations and our inability to renew borrowings due to market conditions) that increase our cash needs making us face continuing or greater liquidity pressure.

Any disruption to the supply of and any increase in the prices of our raw materials could adversely affect our production, turnover and profitability.

Our production requires large quantities of raw materials, including polyethylene pellets, non-woven fabric and other materials such as nylon, cotton, cellulose, natural rubber and nitrile latex. As we further scale our operations, we anticipate that we will require increasing volumes of raw materials. We purchase our raw materials from external suppliers, and as we currently do not have long-term supply agreements with our suppliers, there can be no assurance that they will not, without notice or penalty, delay deliveries for a significant period of time, reduce their supplies to us, or terminate their relationship with us. In addition, our competitors who also purchase from our suppliers may have stronger relationships with, and have greater buying power and bargaining leverage over, some of our suppliers. Furthermore, our supply of raw materials is subject to the business risk of our suppliers, one or more of which could go out of business for reasons beyond our control in the current economic environment. If any supplier is unwilling or unable to meet our production needs consistently, in required quantities, at acceptable prices, or on a timely basis, we may be unable to find alternative sources at commercially acceptable prices, on satisfactory terms, in a timely manner, or at all. Our inability to find or develop alternative sources could result in delays or reductions in production or a reduction in our profit margins.

Any sudden shortage of supply or reduction in the allocation of raw materials to us from our suppliers or any increase in raw material prices may result in us having to pay a higher cost for these raw materials, which may adversely affect our results of operations. In the event that we are unable to find a comparable source of supply at similar rates or pass on the increase in the costs of such raw materials to our customers on a timely basis, the profit margins for our products may be adversely affected.

Furthermore, we are vulnerable to increases in the prices of inputs and packaging materials, particularly our primary raw materials of polyethylene pellets and non-woven fabric. These primary raw materials accounted for an aggregate of approximately 82%, 83% and 82% of our total cost of sales for the years ended December 31, 2009 and 2010 and 2011, respectively.

Any increase in the price of polyethylene pellets and non-woven fabric could have a material adverse effect on our profitability. Furthermore, the prices of inputs to our raw materials may affect our raw material prices. For example, polyethylene pellets and non-woven fabric used in the production of our clean-room sticky mats and PE bags, are petroleum-based products. Any increase in oil prices may therefore result in an increase in prices for polyethylene pellets and non-woven material and consequently, an increase in our production costs. For example, the market price of polyethylene pellets increased significantly by approximately 19% in year 2010 along with the increase in crude oil price. The price of polyethylene pellets remained relatively stable in 2011. In addition, we also purchase and maintain an inventory of raw materials ahead of our receipt of orders from our customers. We usually maintain an inventory of raw materials of approximately 25 days for our operating requirements. Accordingly, any significant decrease in raw material prices during the period may adversely affect our profit margins and profitability as we may have to lower our selling prices for new orders.

We operate in a highly competitive market, and our competitors may have various advantages, including the ability to draw upon a greater depth and breadth of resources than those available to us. Our failure to compete successfully in the market could have a material adverse effect on our business, financial condition and results of operations.

The clean-room consumables markets in China and worldwide are competitive and rapidly evolving, and we expect competition to intensify. We compete with major international integrated manufacturers of clean-room consumables, such as KM Corporation, Contec, Inc. and ITW Texwipe, as well as companies located in China such as Dongguan Suorec Electronic Materials Co., Ltd, Suzhou Selen Cleanroom Technology Co., Ltd., and X & Y International Industrial Co., Ltd. Our competitiveness depends on a number of factors, including the quality and pricing of our products, the effectiveness of our marketing activities, and the breadth and depth of our distribution and sales network. In addition, product innovation and technical advancement may render our existing and potential applications and products and our own research and development efforts obsolete or non-competitive. Some of our existing and future competitors may have greater financial sources and technical resources than we do. Such competitors may also have a longer operating history, stronger brand name recognition, better access to raw materials, greater economies of scale, more established distribution and sales networks, or more extensive knowledge of our target consumers and target markets. As a result, our competitors may be able to devote greater resources to the research, development, promotion and sale of their products. They may also respond more quickly to evolving industry standards, changes in customer needs and market conditions than we can. It is possible that there will be consolidation or alliances among our competitors and as a result, our market share may be adversely affected. In addition, despite what we believe are significant barriers of entry such as high initial set-up costs, technology know-how and research and development capability, there can be no assurance that other market participants will not enter or increase their presence in this industry. As a result, our business, financial condition and results of operations will be adversely affected if we are not able to compete effectively to maintain and gain market share.

Please refer to the section “Business — Competition” of this prospectus for additional information.

We are subject to risks associated with technological changes, and our research and development initiatives may fail to enhance our manufacturing efficiency or the quality of our products.

Our business is subject to technological innovation. With the advancement of technology and continual research and development in the production process for clean-room consumables, new manufacturing techniques for clean-room consumables may be developed. Potential competitors in the future may adopt newer and cheaper alternatives to replace the raw materials currently used in our products. Competitors may eventually achieve lower production costs per unit. In addition, alternative technologies may lead customers to require less clean-room consumables or perhaps no clean-room consumables at all. If we are unable to adapt our production processes to compete with these new efficient manufacturing techniques and alternative raw materials, we may lose market share. As a result, our business, financial condition and results of operations may be adversely affected.

We are working towards to increasing the efficiency of our manufacturing processes and improving the quality of our products. We plan to focus our research and development efforts on improving each step of our production process, to make us an industry leader in technological innovation. In addition, we also plan to continue research and development efforts to enhance the quality of our products. We cannot assure you that such efforts will improve the efficiency of our manufacturing processes or yield products with the expected quality. In addition, potential failure to realize the intended benefits from our research and development initiatives could limit our ability to keep pace with rapid technological changes, which in turn would hurt our business and prospects.

We may be adversely affected by cyclical fluctuations in demand for our products.

We may be adversely affected by cyclical fluctuations in demand for our products. Demand for our products may be affected by numerous factors, including changes in the demand for electronic medical products, technological changes, changes in industry manufacturing capacity and output levels, changes in the cost of producing clean-room consumables, general clean-room consumables industry conditions and cyclical changes in the global and Chinese economies, any of which can have a significant impact on the sales price of clean-room consumables. These activities are, in turn, subject to fluctuations due to other factors including:

●	changes in domestic and international economic conditions;

●	changes in market prices of polyethylene pellets and other raw materials;

●	governmental regulations and policies;

●	interest rates;

●	population growth and changing demographics; and

●	seasonal cycles and other factors affecting downstream industry growth.

Any adverse change in demand for our clean-room consumables may materially and adversely affect the average selling price of our products, business, financial condition and operations results.

There are factors beyond our control that could affect our expansion and upgrade plans and failure to successfully execute our business plans would have a material adverse effect on the growth of our sales and earnings

Our future success depends, to a large extent, on our ability to expand and upgrade our production capacity to accommodate additional production needs. Our capacity expansion and upgrade plans are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond our control. In particular, we may not be able to:

●	obtain necessary equipment;

●
avoid cost overruns, construction delays, equipment problems, including delays in manufacturing equipment deliveries or deliveries of equipment that do not meet our specifications, and other operating difficulties;

●	have sufficient management resources to properly oversee our capacity expansion as currently planned; or

●	obtain necessary funding on a timely basis to finance our capital expenditure requirements.

Any of these or similar difficulties could significantly delay or otherwise constrain our ability to expand and upgrade our production capacity as currently planned, which in turn would limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability. This could materially and adversely affect our business, financial condition and results of operations.

Shortage or disruption of electricity supply may adversely affect our business.

Electricity is one of the major utilities we consume. With the rapid development of the PRC economy, demand for electricity has continued to increase. While electricity supply has been stable for the Group’s business, there have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. Any disruption in the power supply to our facilities could result in the loss of an entire production run. We cannot assure you that there will not be disruptions or shortages in our electricity supply in the future or that there will be sufficient electricity available to us to meet our future requirements. Shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

Fluctuations in exchange rates could adversely affect our results of operations.

Most of our revenue is denominated in Renminbi and to a lesser extent, a small portion of our revenue is denominated in U.S. dollars and Hong Kong dollars. Most of our expenditure is denominated in Renminbi, and we have a small portion of expenditure denominated in U.S. Dollars which is mostly caused from our purchase of raw materials from foreign vendors. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, we make advance payments in U.S. dollars to overseas suppliers of raw materials from time to time, and we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. We incurred foreign exchange transaction losses of approximately RMB60,746, RMB161,491 and RMB203,333, for the years ended December 31, 2009, 2010 and 2011, respectively. Fluctuations in exchange rates, particularly among Renminbi and U.S. Dollars, may affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our business is dependent on the general state of the electronics industry, namely the hard disk drive and semiconductor sectors, as well as the medical industry.

Our products are mainly used in the hard disk drive, semiconductor and pharmaceutical sectors. Most of our major customers are in these industries as well. Please refer to the sections “Business ― Customers” and “Business ― Sales and Marketing” for further details. The hard disk drive and semiconductor sectors within the electronics industry have historically been cyclical, characterized by fluctuations in product supply and demand. Downturns in these sectors occur rapidly owing to macroeconomic influences such as severe global economic slowdowns, rapid technological changes and intense competition within these sectors, as well as to microeconomic influences such as product obsolescence and changes in product life cycles. The hard disk drive sector is also facing competition from new storage technologies such as flash memory devices. In the event of downturns, our customers who are manufacturers in these sectors are likely to respond immediately by adjusting their production downward. A prolonged downturn could result in our customers further reducing production activity or going out of business. Any material decrease in demand from our customers will have a material adverse impact on our business, financial condition and results of operations.

Non-renewal of permits and business licenses will have a material adverse effect on our operations.

As a pre-requisite for conducting our business activities, we are required to obtain certain permits, licenses and certificates from various governmental authorities. Although we have obtained all material permits and business licenses for our business operations, some of these permits and business licenses are subject to periodic renewal and reassessment by the relevant government authorities. The standards of compliance required for these renewals may be subject to future changes. Non-renewal of our existing permits, licenses and certificates could have a material adverse effect on our operations as we may not be able to carry on our business without such permits, licenses and certificates. The PRC government may issue subsequent modifications or new restrictions to compliance standards in the future, and the costs of compliance with new standards could be substantial. If we fail to comply with new standards, we may be required to pay fines, suspend production, or terminate our operations. In addition, our future development or business activities may require us to obtain new approvals or permits. We may be unable to renew or obtain the requisite approvals, permits and licenses required by government authorities on a timely basis, or at all. In the event that we are not able to maintain necessary licenses, rights, permits or land rights within expected timeframes, or at all, our financial condition, results of operations, expansion plans and expected production targets may be adversely affected.

We have limited insurance coverage which may not completely cover the risks related to our business and operations, including losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to inherent risks in the operation and development of our business. We have purchased insurance coverage of the type and in the amounts that we consider necessary for our operations, including general property insurance, fire insurance, vehicle insurance and traffic insurance. We do not have business interruption insurance or natural disaster insurance. There can be no assurance that our insurance policies are or will be sufficient to cover all possible losses and liabilities that could arise in our business activities. We do not maintain product liability insurance for our clean-room consumable products, and the successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. We may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, our manufacturing facilities are exposed to natural calamities which could cause significant damage to our manufacturing facilities and delays or disruptions to our operations. In addition, if the relevant insurance premium levels increase, we may not be able to maintain insurance coverage comparable to that currently in effect or may only be able to do so at a significantly higher cost. An increase in insurance premium costs could have an adverse effect on our business, financial condition and results of operations. We may seek to obtain insurance coverage in the future in relation to future development projects; however, there is no guarantee that we will be able to secure adequate levels of insurance coverage on economically viable terms or at all. If we were to incur a substantial uninsured loss, or a loss above the limits of our existing insurance policies, the resulting cost could have a material adverse effect on our business, financial condition and results of operations.

Our financial condition is exposed to the credit risks of our customers and dependent on the credit terms given by our suppliers

We usually extend to our customers credit terms of around 90 days to 120 days In the event that our customers face cash flow problems, such problems may impair their ability to promptly settle trade debts due to us and they may default on their payments. There is no assurance that our trade receivables can be collected fully or within a reasonable period of time, and failure to do so could adversely affect our cash flow and financial performance. We are also given credit terms by our suppliers. Our suppliers typically grant us credit terms of 30 days to 60 days. In the event that our suppliers terminate or shorten the credit terms granted to us due to poor economic conditions or any other reasons, our cash flow and financial condition may be adversely affected. Please refer to the sections entitled “Business ― Customers” and “Business — Sales and Marketing” of this prospectus for more details.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential shareholders may lose confidence in our financial reports, which may harm our business and the trading price of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We will also be subject to reporting obligations under U.S. securities laws. After we become a reporting company, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

If we are able to rapidly grow our business, the internal controls required will become more complex, and subsequently more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements. This in turn may have an adverse effect on our share price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on one of the national securities exchanges and the inability for registered broker-dealers to make a market in our shares, which could result in a decline in our share price.

Unfavourable publicity or consumer perception of our products, of similar products sold by other companies, or of the whole clean-room consumables industry, could have a material adverse effect on our business.

Our business is highly dependent upon consumer perception regarding the safety and quality of our products. Consumer perceptions can be significantly influenced by factors beyond our control, such as scientific research or findings, national media attention, internet articles and commentaries, some of which may be negative. Any negative research reports, findings or publicity could have a material adverse effect on the effectiveness of our marketing campaigns, the demand for our products, our business and results of operations. For example, the publication of reports asserting or alleging that clean-room consumables, such as face masks, may cause allergies or adverse reactions, may have a negative effect on our sales regardless of whether such reports are substantiated scientifically or whether the harmful effects are restricted to the products sold by other companies. Although we have not been the subject of negative publicity in the past, any complaints or product liability claims by consumers may also affect public confidence in our brands and products. In the event of unfavorable publicity, complaints or product liability claims, our corporate image, financial condition and results of operations may be adversely affected.

Our trademarks, trade names and other intellectual property are valuable assets, and any failure to protect our intellectual property rights could undermine our competitive position, and litigation to protect our intellectual property rights may be costly and ineffective. We may also be subject to claims for infringement of third parties’ intellectual property rights.

We consider our trade secrets, trademarks, trade names and other intellectual property important to our business. Please refer to the section “Business — Intellectual Property” for additional details. Our trademarks have been used without authorization in the past by third parties on products that do not meet our quality standard and this may still happen in the future. This can affect our brand name and business reputation adversely. Preventing intellectual property infringement, particularly in China, is difficult, costly and time-consuming. Continued unauthorized use of our intellectual property by unrelated third parties may damage our reputation and brand. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized use by third parties. If we are unable to adequately protect our intellectual property rights, we may lose these rights, our brand name, competitive position and business may be harmed. The foregoing could have a material adverse effect on our business, financial condition and results of operations.

In addition, third parties may initiate litigation against us alleging infringement of their intellectual property rights. While we are unaware that any of our products currently infringe on any intellectual property rights of third parties, we cannot be certain of this and we cannot assure you that our products will not be subject to any patents or proprietary rights claim brought by third parties in the future. In the event of any material claims or litigation involving infringement of intellectual property rights of third parties, with or without merit, we will have to expend considerable resources, including time, effort and money, to defend ourselves in such legal proceedings. In addition, our business may be severely disrupted due to such legal proceedings. In such an event, our financial results or operations may be adversely affected.

Our success and business operations are largely dependent on Mr. Yu Chunming, Mr. Wong Siu Hong and certain other key personnel, as well as our ability to attract and retain talented personnel.

Our future success depends heavily on the continued services of our directors, senior management, and a small number of skilled and experienced personnel. In particular, we rely on the expertise, experience and leadership of Mr. Yu Chunming, our Director, who plays a vital role in our business operations. Mr. Yu has over 20 years of experience in the clean-room consumables industry, and his expertise in business strategies, product development, business operations, sales and marketing, regulatory compliance and relationships with our customers and suppliers are crucial to us. Mr. Wong Siu Hong, our Chief Executive Officer, occupies a key role in managing our business and developing our strategic business plans. Mr. Zhang Chang Dong, our Chief Financial Officer, is responsible for the overall financial operation and financial reporting management of our Group. We do not maintain key person insurance for any of our key personnel. If one or more of our senior executives or other key employees are unable or unwilling to continue in their present positions, we may not be able to replace them on a timely basis or at all, which may severely disrupt our business and affect our results of operations and future prospects. Moreover, we may not be able to attract or retain skilled and experienced employees in connection with our business operation. The competition for skilled and experienced workers in China may also increase our labour costs, which would in turn increase our operational costs and affect our profitability. This could have a material adverse effect on our business, financial condition and results of operations.

Most of our directors, senior management and other key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and non-disclosure covenants. However, if any dispute arises between our directors, senior management and other key personnel and us, such non-competition, non-solicitation and confidentiality provisions may not be enforceable.

Rising labor costs in China could adversely affect our profit margins

We experienced in the past and may continue to experience in the future an increase in labor costs, which would have a material and adverse effect on our business and profit margins. Labor costs in China have been increasing and may continue to increase in the future. For the three years ended December 31, 2009, 2010 and 2011, our labor cost, including pension scheme contributions but excluding share based compensation, amounted to RMB6,084.7 thousand, RMB8,899.1 thousand and RMB12,645.8 thousand, respectively, which represented 14.8%, 16.7% and 21.5% of our revenue for the periods indicated, respectively. There is no assurance that we will not experience an increase in labour costs in the future. Any material increase in our labor costs may, if the same cannot be passed onto customers, adversely affect our profit margins. In addition, for risks relating to changes in labor laws in the PRC, please refer to the section headed “Risk Factors — The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.”

Risks Related to Doing Business in China

Our operations may be adversely affected by changes in China’s political, economic and social conditions.

Currently, substantially all of our operations are conducted in China, and approximately 57.0%, 69.4% and 77.8% of our revenue for the years ended December 31, 2009, 2010 and 2011 respectively, are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions that we may undertake are subject to political, economic and social developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rates, foreign exchange controls and allocation of resources. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Our results of operations and financial condition may be materially and adversely affected by a tightening of or change in these policies and controls.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have material adverse effects on our business and results of operations.

In addition, while the Chinese economy has experienced significant growth in the past several decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services depends remarkably on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services, which in turn could reduce our revenue.

There are significant uncertainties under the EIT Law relating to the withholding of tax liabilities by our PRC subsidiary, and dividends payable from our PRC subsidiary to our Hong Kong subsidiary may not qualify for the treaty benefits.

Under the PRC Enterprise Income Tax Law (“EIT Law”) and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company. Our PRC subsidiary is currently wholly-owned by our Hong Kong subsidiary. However, the 5% withholding tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy any benefits under the relevant tax treaties. Moreover, according to the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, for a tax treaty to be applicable, certain requirements must be satisfied, including: (1) the taxpayer must be the beneficial owner of the relevant dividends; and (2) for corporate recipients to enjoy the favorable tax treatment as direct owners of a PRC enterprise, such corporate recipients must satisfy the direct ownership thresholds at all times during the 12 consecutive months preceding the receipt of the dividends. On August 24, 2009, the State Administration of Taxation issued the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective on October 1, 2009, requiring non-resident enterprises to obtain an approval from the competent tax authority in order to enjoy the treatments under tax treaties. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner”“ in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and set forth certain adverse factors on the recognition of such “beneficial owner.” Our PRC subsidiary has not yet applied for such approvals because they have not declared or paid dividends. We currently do not have any plans to pay cash dividends, although this is subject to change. Our PRC subsidiary may apply for such approvals if and when it intends to declare and pay dividends. There is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received by our subsidiary in Hong Kong from our PRC subsidiary.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial management and control over the manufacturing and business operations, personnel, accounting, properties, of an enterprise”. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. However, Circular 82 applies only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no additional rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” status for a company of our type. If the PRC authorities were to subsequently determine that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which will significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

Therefore, if we are regarded as a PRC resident enterprise, the amount of dividends, if any, we may pay to our shareholders may be decreased. However, dividends distributed from our PRC subsidiary, Maxclean (Wuxi), to us could be exempted from the PRC dividend withholding tax, since such income is exempted under the EIT Law and the EIT Implementation Rules to a PRC resident recipient. If we are considered a PRC resident enterprise for enterprise income tax purposes, dividends we pay with respect to our shares may be considered income derived from sources within the PRC and subject to PRC withholding tax of 10%. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the laws that it replaced, the Labor Contract Law establishes more restrictions and increases costs for employers who dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, contract-based employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refused to renew the labor contract or provided less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees , which became effective on January 1, 2008, employees who have worked more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of years the employee has worked for the employer. Employees who waive such vacation time at the request of employers are entitled to compensation equal to three times their regular daily salary for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs have increased and could further increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact more labor-related legislation that could increase our labor costs and restrict our operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China’s legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to those of the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties, and in particular, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, (some of which are not published on a timely basis or at all) that may have retroactive effect. For example, in December 2009, the State Administration of Taxation issued a circular, commonly referred to as Circular 698, to strengthen the PRC tax authorities’ scrutiny over any indirect transfer of equity interests in a PRC tax resident enterprise by a non-resident enterprise, which became effective retroactively on January 1, 2008. Circular 698 specifies that the State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. The State Administration of Taxation is also entitled to impose a PRC withholding tax at the rate of up to 10% to gains derived from such indirect transfer. Although several issues related to Circular 698 were clarified through the Public Notice dated March 28, 2011 by the State Administration of Taxation, there is little guidance and practical experience regarding the application of this tax circular. If our Company conducts any indirect transfers within the meaning of Circular 698 as deemed by PRC tax authorities, we may be required to report to and assist PRC tax authorities with respect to such indirect transfer and may be required to spend valuable resources to comply with Circular 698. In addition, the relative inexperience of China’s judiciary in some cases may add to the uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have a retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive most of our revenues in Renminbi. Under our current corporate structure, our holding company may rely on dividend payments from our current and future PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (SAFE) as long as certain procedural requirements are met. Therefore, our current and future PRC subsidiary can pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as repayments of loans denominated in foreign currencies. This could affect the ability of our current and future PRC subsidiary to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our shares.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material changes relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees or other material events. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, including the new guidance issued by SAFE in 2009, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The guidance imposes obligations on onshore subsidiaries of an offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents in order to complete the SAFE registration process. While our beneficial owners who are known to us to be PRC residents are currently in the process of amending their registrations under SAFE Circular 75, if any of our beneficial owners fails to comply with SAFE Circular 75, our onshore subsidiaries are required to report the non-compliance to the local branch of SAFE. Failure to comply with the registration procedures may also result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate as well as restrictions on the capital inflow from the offshore entity. Relevant PRC residents may also be subject to penalties under the PRC foreign exchange administration regulations.

It may be difficult to effect service of process on us or our directors or senior management who live outside of the United States.

Our operating subsidiary was incorporated in the PRC. Our operations are conducted and our assets are located outside of the United States. In addition, all of our directors and our senior management personnel reside outside of the United States. You may experience difficulties in effecting service of process upon us, our directors or our senior management as it may not be possible to effect such service of process outside the United States. In addition, China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in the PRC of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

We will be a foreign private issuer and, as a result, we will not be subject to US proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a US issuer.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we will be exempt from certain provisions of the Exchange Act that are applicable to US public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers will not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while US domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year.  Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Our auditor, like other independent registered public accounting firms operating in China and - to the extent their audit clients have operations in China - Hong Kong, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this registration statement and to be included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

However, our operations are mainly located in the PRC, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of relevant PRC authorities. Our auditor, like other independent registered public accounting firms operating in China and Hong Kong (to the extent their audit clients have operations in China), is currently not subject to inspection conducted by the PCAOB.

Inspections of some other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures. Certain deficiencies revealed in the inspection process can be addressed to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors operating in China makes it difficult to evaluate our auditor’s audit procedures and quality control procedures. As a result, our investors may be deprived of the benefits of the PCAOB inspections.

Inflation in China could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, it has been uneven among various sectors of the economy and in different geographic areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products do not rise at a rate that is sufficient to fully absorb inflation-driven increases in our costs of supplies, our profitability can be adversely affected. These fluctuations and economic factors have led the Chinese government to adopt, from time to time, various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. In order to control inflation in the past, the PRC government imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of these and other similar policies can impede economic growth and thereby harm the market for our products.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The change in value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, which was suspended in 2008 due to the worldwide financial crisis, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In June 2010, the PRC government announced its intentions to again allow the RMB to fluctuate within the 2005 parameters. Since July 21, 2005, there has been approximately 21% appreciation of the RMB against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on, our shares in foreign currency terms. More specifically, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert the U.S. dollars we receive from our public offerings into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount that we would receive from the conversion. Consequently, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules promulgated by SAFE on January 5, 2007, and the Operating Procedures on Administration of Foreign Exchange Regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies issued by SAFE on March 28, 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, the foreign exchange proceeds from the sales of stock or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Regulations — Foreign Currency Exchange” and “Regulations — Regulation of Foreign Exchange in Certain Return Investment Activities” for more information.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from any public offerings we conduct in the future, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we receive from any future public offerings, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated PRC affiliated entities are subject to PRC regulations and approvals or registration. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts. In addition, loans by us to our PRC subsidiary must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts. Any capital contributions to our PRC subsidiary is subject to the approvals of Ministry of Commerce of the PRC or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary. If we fail to receive such registrations or approvals, our ability to use the proceeds of our public offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules (1996), as amended. Furthermore, SAFE promulgated Circular 59 on November 19, 2010, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders or meet other potential future cash needs, we will rely on dividend payments and other distributions made by our PRC subsidiary. As of the date of this prospectus, our PRC subsidiary has not paid any dividends to us. PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory reserve fund until the cumulative amount in such fund reaches 50% of the company’s respective registered capital. As a result, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. These and any other limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The Provisions regarding the Mergers and Acquisitions of Domestic Enterprises by Foreign Investors established more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

The Provisions regarding the Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in the PRC established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the M&A Regulations in such transactions could be time-consuming, and any required approval processes, including obtaining approval from Ministry of Commerce of the PRC, may delay or inhibit our ability to complete such transactions, which could adversely affect our ability to grow our business through acquisitions in China.

Risks Related to Our Shares

We currently have no plans to pay dividends to our shareholders. Our shares may never reach or maintain a price higher than the price investors pay for the shares and investors may never receive a return on their investment in our company.

Although our shareholders are entitled to dividends when, as, and if they are declared by our Board of Directors, we currently have no plans to pay dividends to our shareholders, although this is subject to change based on our operations, earnings, financial condition, cash requirements and availability and other factors that may be relevant at the time. We currently have no distributable reserves and our accumulated losses as of December 31, 2011 are approximately RMB68.3 million. Thus, it is unlikely we would be able to distribute any dividends in the near future. Any declaration and payment as well as the amount of dividends will be subject to our constitutional documents and the laws of the Cayman Islands, including the approval of our shareholders. If we do not pay dividends, the only way for investors to realize a return on their investment in our company would be through the sale of the shares at a price higher than the price they paid for our shares. Our shares may never reach or maintain such a share price and investors may never receive a positive return on their investment in our company.

Our shares are not liquid and shareholders may be unable to sell their shares.

Our shares are not now and have never been listed or quoted on any exchange or quotation service. We intend to become quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, but we cannot guarantee that this will happen. Quotation on the OTC Bulletin Board or OTCQX is expected to occur only after a market maker is appointed. There is currently a limited market for our shares and a liquid market may never develop. If a market for our shares does not develop, our shareholders may not be able to resell our shares that they have purchased and they may lose all of their investment. As a result of the foregoing, investors may be unable to liquidate their investment for any reason.

Your percentage ownership in us may be diluted by future issuances of our shares, which could reduce your influence over matters on which shareholders vote.

Subject only to any applicable shareholder approval requirements, our Board of Directors has the authority to issue all or any part of our authorized but unissued shares. Issuances of our shares would reduce your influence over matters on which our shareholders vote.

Should we be successful in having our ordinary shares quoted on the OTC Bulletin Board or OTCQX, holders of our ordinary shares may be subject to the Penny Stock Rules of the SEC and the trading market in our shares would be very limited, which will make transactions in our stock cumbersome and may reduce the value of an investment in our shares. These rules may affect your ability to resell your shares.

The SEC has adopted regulations that generally define a “penny stock” to be any equity security other than a security excluded from such definition by Rule 3a51-1 under the Securities Exchange Act of 1934, as amended. For our purposes, penny stock is any equity security that has a market price of less than US$5.00 per share, subject to certain exceptions.

Our shares are not currently traded on any stock exchange or quoted on any stock quotation system. We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX. It is anticipated that our shares will be regarded as penny stock to the extent the market price for our shares is less than US$5.00 per share. The penny stock rules require a broker-dealer that wishes to engage in transactions in our shares to deliver a standardized risk disclosure document prepared by the SEC, provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, provide monthly account statements showing the market value of each penny stock held in the customer’s account, make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. To the extent these requirements are applicable they will reduce the level of trading activity in the secondary market for our shares and may severely and adversely affect the ability of broker-dealers to sell our shares.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our shares.

Depending upon the value of our shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based in part on our estimates of the value of our assets as determined based on the price of our shares in this offering, we do not expect to be a PFIC for the year ended on December 31, 2011. However, there can be no assurance that we will not be a PFIC for any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. If we are classified as a PFIC in any taxable year in which U.S. Holders (as defined in “Taxation — United States Federal Income Taxation”) hold our shares, certain adverse United States federal income tax consequences could apply to such U.S. Holders. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Presentation of Financial Statements

As part of a recent corporate reorganization, referred to herein as the “Reorganization,” Maxclean Holdings Ltd, a Cayman Islands company, was formed as a holding company for Maxclean (China) for the purpose, among others, of facilitating the offering of our ordinary shares as set forth in this prospectus. For an additional discussion of the Reorganization, see “Corporate Structure.”

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IAS”) and related interpretations promulgated by the International Accounting Standards Board.

Presentation of Information—Market Data and Forecasts

This prospectus is based on information provided by us and by third-party sources that we believe are reliable, including data related to the economic conditions in the markets in which we operate. The economic conditions in the markets in which we operate may deteriorate, and those economies may not grow at the rates projected by market data, or at all. The deterioration of the economic conditions in the markets in which we operate may have a material adverse effect on our business, results of operations and financial condition and the market price of our ordinary shares.

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

●	our business prospects and future results of operations;

●	the implementation of our business strategy;

●	our capital expenditure plans and future production capacities;

●	statements as to our financing strategy and our ability to meet anticipated cash needs based on our current business plan;

●	the maintenance of our relationships with customers;

●	the competitive nature of the industries in which we operate;

●	the growth and size of the clean-room industry, including the growth of the electronics and semiconductor industries;

●	the cost and availability of financing;

●	the future demand for the products we produce;

●	statements regarding our future performance, expenses, costs and revenues;

●	future demand for the products we produce;

●	the performance of China and world economies; and

●	developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental laws and regulations.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections in this prospectus. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not put undue reliance on these estimates and forward-looking statements.

This prospectus also contains data related to the clean-room consumables market worldwide and in China. These market data include projections that are based on a number of assumptions. The market for clean-room consumable products may not grow at the rates projected by the market data, or at all. The failure of the clean-room consumables market, or relevant manufacturing industries, to grow at projected rates may have a material adverse effect on our business and the market price of our shares. In addition, the rapidly changing nature of the electronics, semiconductor, pharmaceutical and medical device manufacturing industries, among others, subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The shares offered by this prospectus are being registered for the account of the selling shareholders named in this prospectus. As a result, all proceeds from the resale of the shares will go to the selling shareholders and we will not receive any proceeds from the resale of the shares by the selling shareholders. However, we will pay all costs associated with this prospectus and the registration statement of which this prospectus forms a part. We estimate that the total costs that will be incurred by us in connection with this prospectus and the registration statement of which this prospectus forms a part will be approximately US$670,000.

DIVIDEND POLICY

We currently do have any plans to pay cash dividends, although this is subject to change. We currently have no distributable reserves and our accumulated losses as of December 31, 2011 are approximately RMB68.3 million. Although it is unlikely we would be able to distribute any dividends in the near future, we do intend to distribute cash dividends if and when we have sufficient profitability, positive cash flows among other factors. Our Board of Directors may declare dividends in the future taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at the time. Any declaration and payment as well as the amount of dividends will be subject to our constitutional documents and the laws of the Cayman Islands, including the approval of our shareholders. Our future declaration of dividends may or may not reflect our historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

EXCHANGE RATES

Our functional and reporting currency is expressed in Renminbi. A substantial portion of or revenues and expenses are denominated in Renminbi, however, we are exposed to foreign currency exchange rate risk mainly with respect to the U.S. dollar and Hong Kong dollar. Foreign currency exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We do not hedge our foreign exchange exposure. For the convenience of the reader, certain Renminbi amounts included in our prospectus and the consolidated financial statements on December 31, 2011 and for the year ended December 31, 2011 have been translated into U.S. dollars at the rate of US$1.00 to RMB6.3523. This convenience translation is not intended to imply that the Renminbi amounts could have been, or could be, converted into U.S. dollars at the rate on December 31, 2011, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the Renminbi into foreign exchange through restrictions on foreign trade. On December 31, 2011, the daily exchange rate reported by the Federal Reserve Board was US$1 to RMB6.2939.

The Renminbi

The People’s Bank of China, or the PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors such as the general conditions existing in the international foreign exchange markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to that of the U.S. dollar, to allow the value of the Renminbi to fluctuate within a narrow and managed band based on market supply and demand and by reference to a basket of currencies. This change in policy has resulted in a significant appreciation of the Renminbi against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. Although the PRC governmental policies have been introduced in recent years to reduce restrictions on the convertibility of the Renminbi into foreign currency for current account items, conversion of the Renminbi into foreign currency for capital items, such as foreign direct investment, loans or security, requires the approval for the State Administration of Foreign Exchange and other relevant authorities.

The following table sets forth the noon buying rate for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate
Period	Period end	Average(1)	High	Low
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3112	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April	6.2790	6.3043	6.3150	6.2790
May	6.3355	6.3071	6.3355	6.2670
June	6.3249	6.3302	6.3355	6.3005
July (through July 12)	6.3215	6.3232	6.3293	6.3121

(1)
Exchange rates between the Renminbi and the U.S. dollar for all periods through December 31, 2011 represent the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Exchange rates between the Renminbi and the U.S. dollar from and after January 1, 2012 represent the daily rates as set forth in the H.10 statistical release of the Federal Reserve Board. Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

The Hong Kong dollar

The Hong Kong dollar is freely convertible into the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of HK$7.80 to US$1.00. In May 2005, the Hong Kong Monetary Authority broadened the 22-year old trading and from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has indicated its intention to maintain the link within that rate range. However, no assurance can be given that the Hong Kong government will maintain the link within this rate range or at all. Under existing Hong Kong law, there are no foreign exchange controls policies in Hong Kong, including those that may affect the remittance of dividend payments to U.S. residents.

CAPITALIZATION

We set forth below our capitalization as of December 31, 2011 and as of May 31, 2012, respectively. Amounts are presented in accordance with IFRS. You should read this table in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes included elsewhere in this prospectus.

	As of December 31, 2011		As of May 31, 2012
	RMB	US$(1)	RMB	US$(1)
Current borrowings
Interest-bearing bank borrowings	42,000,000	6,611,778	42,000,000	6,629,311
Due to a related party	425,736	67,021	―	―
Due to directors	3,983,648	627,119	3,909,422	617,066
Total current borrowings	46,409,384	7,305,918	45,909,422	7,246,377
Non-current borrowings	―	―	―	―
Total borrowings	46,409,384	7,305,918	45,909,422	7,246,377

Equity attributable to equity holders
Share capital (2)	197,387	31,073	197,387	31,256
Share premium	39,028,045	6,143,924	39,028,045	6,160,215
Capital reserve	42,982,174	6,766,395	42,982,174	6,784,338
Employee share-based payment reserve	9,490,073	1,493,959	9,490,073	1,497,920
Statutory surplus fund	143,680	22,619	143,680	22,679
Exchange fluctuation reserve (3)	6,903,663	1,086,797	6,918,648	1,092,045
Accumulated losses	(68,303,968)	(10,752,636)	(73,351,007)	(11,577,996)
Total equity attributable to equity holders	30,441,054	4,792,131	25,409,000	4,010,457
Non-controlling interest	―	―	―	―
Total capitalization (4)	76,850,438	12,098,049	71,318,422	11,256,834
______________________

(1)
Translated from Renminbi into U.S. dollars using an exchange rate of approximately US$1.00 to RMB6.3523 as of December 31, 2011 and using an exchange rate of approximately US$1.00 to RMB6.3355 as of May 31, 2012.

(2)	We have authorized share capital of 10,000,000,000 shares, par value USD0.0001 per share. As of the date of this prospectus, there are 305,178,500 shares issued and outstanding as a result of:

On July 12, 2011, we entered into a share swap agreement with Maxclean (China) and all of its shareholders pursuant to which, the shareholders of Maxclean (China) exchanged an aggregate of 48,786,000 shares of Maxclean (China), representing all of the issued and outstanding shares of Maxclean (China), for an aggregate of 48,786,000 of our newly issued shares, at an exchange rate of 1-for-1.

In addition, through the August 2011 Equity Issuance and the October 2011 Equity Financing, we issued a total of 256,392,500 shares for a total consideration of US$6,139,589.

(3)	Exchange fluctuation reserve arises from translation of the financial statements of foreign operations into the Renminbi, which is the reporting currency.

(4)	Includes total borrowings plus total equity attributable to the equity holders.

DILUTION

The shares to be sold by the selling shareholders are shares that are currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

CORPORATE STRUCTURE

Our History

Maxclean Holdings Ltd is the holding company for our group and was established on May 30, 2011 as an exempted company incorporated with limited liability under the laws of the Cayman Islands. Our directly wholly-owned subsidiary Maxclean (China) was incorporated as a limited liability company on September 6, 2002 under the laws of Hong Kong and conducts substantially all of its business through its wholly-owned subsidiaries, Maxclean (Wuxi) and Maxclean Global.

Maxclean (Wuxi) is a limited liability company incorporated under the laws of the PRC on December 16, 2002 and is mainly engaged in the business of manufacturing and production of clean-room products. Maxclean Global is a limited liability company incorporated under the laws of Hong Kong on August 16, 2002 and is mainly engaged in the business of trading of our clean-room products in the international markets. Maxclean Shenzhen was established by Maxclean (Wuxi) as a branch company (without separate legal personality) under the laws of the PRC on June 13, 2006 to carry on sales and marketing business. Maxclean (Wuxi) also established a sales and marketing office in Chengdu in 2011.

On July 12, 2011, we entered into a share swap agreement with Maxclean (China) and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Maxclean (China) exchanged an aggregate of 48,786,000 shares of Maxclean (China), representing all of the issued and outstanding shares of Maxclean (China), for an aggregate of 48,786,000 of our newly issued shares, representing all of our issued and outstanding shares at an exchange rate of 1-for-1. As a result of the share swap, Maxclean (China) became our wholly-owned subsidiary and the former shareholders of Maxclean (China), including several of our directors and officers, became our shareholders.

In August 2011, we issued an aggregate of 177,184,000 shares at US$0.0001 per share for an aggregate of US$17,718.40 to our directors and controlling shareholders (Mr. Yu Chunming, Mr. Lo Chung Ling and Ms. Hua Xiafen) as well as to Dodi Limited (which is owned by Mr. Yu Chunming), Ace Achiever Limited (which is owned by Mr. Lo Chi Wai, our employee and the son of our Director, Mr. Lo Chung Ling), and Time King Holdings (which is owned by Mr. Lo Chi Wong, who is also the son of Mr. Lo Chung Ling). In August 2011, we also issued 8,210,000 shares at US$0.0001 per share for US$821 to Value Kingdom Limited (which is owned by Ms. Chen Fu Mei, our employee).

In a series of private placement transactions between August 2011 and October 2011, we issued a total of 70,998,500 shares for an aggregate of US$6,121,050 in cash (approximately RMB39.2 million), of which RMB39 million represented share premium (herein after referred to as the “October 2011 Equity Financing”). The October 2011 Equity Financing was conducted in three tranches:

●	Between August 11, 2011 to September 23, 2011, we issued an aggregate of 6,926,000 shares at US$0.05 per share for aggregate proceeds of US$346,300 (approximately RMB2,216,117).

●	Between September 26, 2011 to October 11, 2011, we issued an aggregate of 25,300,000 shares at US$0.075 per share for aggregate proceeds of US$1,897,500 (approximately RMB12,109,234).

●	On October 21, 2011, we issued an aggregate of 38,772,500 shares at US$0.10 per share for aggregate proceeds of US$3,877,250 (approximately RMB24,748,021).

The following chart summarizes our corporate structure as of the date of this prospectus;

*	branch company
**	representative office

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected historical consolidated financial data of Maxclean Holdings Ltd for the periods indicated below. We have derived the selected historical statements of income, cash flows and balance sheet data as of and for the years ended December 31, 2009, 2010 and 2011 from the audited annual consolidated financial statements included elsewhere in this prospectus.

Certain RMB amounts have been translated into U.S. dollars at a rate of RMB6.3523 to US$1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of RMB at the dates indicated, and have been provided solely for the convenience of the reader. On December 31, 2011, the exchange rate was RMB6.3523 to US$1.00.

The consolidated financial statements are prepared in accordance with IFRS, which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards  and related interpretations promulgated by the International Accounting Standards Board. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes appearing elsewhere in this prospectus. The selected consolidated financial data as of each date and for each period presented are prepared in accordance with IFRS. These historical financial results are not necessarily indicative of the results to be expected in any future period.

Selected Consolidated Statements of Comprehensive Income

	Year ended December 31,
		2011		2010		2009
	USD ‘000	RMB ‘000	% of total revenue	RMB ‘000	% of total revenue	RMB ‘000	% of total revenue
Sales	9,253.1	58,778.3	100	53,278.3	100	41,126.7	100
Cost of sales	(7,895.5)	(50,154.7)	(85.3)	(45,043.8)	(84.5)	(32,575.5)	(79.2)
Gross profit	1,357.6	8,623.6	14.7	8,234.5	15.5	8,551.2	20.8
Other revenue	60.8	386.0	0.7	47.9	0.1	411.6	1.0
Other net gain/(loss)	(64.2)	(408.0)	(0.7)	1,117.5	2.1	(402.8)	(1.0)
Selling and distribution expenses	(955.3)	(6,068.5)	(10.3)	(5,730.9)	(10.8)	(2,011.8)	(4.9)
Administrative expenses	(4,577.2)	(29,076.0)	(49.5)	(10,608.1)	(19.9)	(8,859.3)	(21.5)
Finance costs	(616.4)	(3,915.4)	(6.7)	(2,650.1)	(5.0)	(2,242.0)	(5.5)
Loss before tax	(4,794.8)	(30,458.3)	(51.8)	(9,589.2)	(18.0)	(4,553.1)	(11.0)
Tax credit/(expense)	(22.8)	(144.7)	(0.3)	117.1	0.2	17.4	0.0
Net loss	(4,817.6)	(30,603.0)	(52.1)	(9,472.1)	(17.8)	(4,535.7)	(11.0)
Less: Net loss attributable to non-controlling interests		-	-	107.4	0.2	249.1	0.6
Net loss attributable to equity holders	(4,817.6)	(30,603.0)	(52.1)	(9,364.7)	(17.6)	(4,286.6)	(10.4)

Selected Consolidated Statements of Financial Position

	As at December 31,
	2011	2011	2010	2009
	USD’000	RMB’000	RMB’000	RMB’000
Non-Current Assets
Property, plant and equipment	5,749.4	36,522.1	37,527.6	40,402.0
Prepayments for acquisition of property, plant and equipment	230.5	1,464.2	906.3	709.7
Prepaid land lease payments	360.5	2,290.0	2,346.7	2,403.3
Intangible assets, net	7.1	45.4	70.2	41.9
Investment property	-	-	-	-
Deferred tax assets	-	-	112.8	-
Total non-current assets	6,347.6	40,321.7	40,963.6	43,556.9

	As at December 31,
	2011	2011	2010	2009
	USD’000	RMB’000	RMB’000	RMB’000
Current Assets
Inventories	1,397.1	8,874.9	10,713.0	16,278.0
Trade receivables	2,311.5	14,683.4	12,412.6	10,511.0
Due from a related party	-	-	-	427.5
Bills receivables	13.3	84.4	-	-
Amount due from shareholders	8.2	51.8	-	-
Other receivable and current assets	163.2	1,037.0	1,348.6	6,683.5
Prepaid expenses	103.1	654.6	86.7	204.5
Tax recoverable	-	-	-	715.9
Restricted cash	-	-	2,500.0	-
Cash and bank balances	3,602.5	22,884.1	4,129.9	7,845.8
Non-current assets held for sale	-	-	-	1,066.1
	7,598.9	48,270.2	31,190.8	43,732.3
Total assets	13,946.4	88,591.9	72,154.4	87,289.2

Current Liabilities
Trade payables	1,188.5	7,549.7	6,805.3	7,190.4
Accruals and Other payables	595.5	3,782.5	5,883.0	7,052.0
Interest-bearing bank borrowings	6,611.8	42,000.0	37,000.0	37,000.0
Due to a related party	67.0	425.7	-	-
Due to a director	627.1	3,983.6	9,913.3	11,405.8
Tax payable	64.4	409.3	163.5	-
Liabilities held for sale	-	-	-	116.4
	9,154.3	58,150.8	59,765.1	62,764.6
Net current liabilities	(1,555.4)	(9,880.6)	(28,574.3)	(19,032.3)

Non-current liabilities
Deferred tax liabilities	-	-	-	0.8
Net assets	4,792.1	30,441.1	12,389.3	24,523.8

Equity
Issued share capital	31.1	197.4	43,015.5	43,015.5
Share premium	6,143.9	39,028.1	-	-
Reserves	(1,382.9)	(8,784.4)	(30,626.2)	(21,242.6)
Total Maxclean equity	4,792.1	30,441.1	12,389.3	21,772.9
Non-controlling interests	-	-	-	2,750.9
Total equity	4,792.1	30,441.1	12,389.3	24,523.8

Selected Consolidated Statements of Cash Flows

	Year ended December 31,
	2011	2011	2010	2009
	USD’000	RMB’000	RMB’000	RMB’000

Net cash used in operating activities	(2,206.7)	(14,017.8)	(3,952.6)	(6,433.3)
Net cash (used in) generated from investing activities	(219.0)	(1,391.0)	803.9	(4,063.1)
Net cash generated from (used in) financing activities	5,385.2	34,208.1	(469.8)	15,704.5
Net increase/(decrease) in cash and cash equivalents	2,959.5	18,799.3	(3,618.5)	5,208.1
Cash and cash equivalents at beginning of year	650.1	4,129.9	7,845.8	2,641.0
Effect of foreign exchange rate changes	(7.1)	(45.1)	(97.4)	(3.3)
Cash and cash equivalents at end of year	3,602.5	22,884.1	4,129.9	7,845.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our Consolidated Financial Statements and related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We manufacture clean-room consumable products. Our comprehensive range of disposable clean-room consumable products includes wipes, PE bags, sticky mats, face masks and other clean-room consumables, including swabs and caps, which we supply to our customers in the Chinese domestic and overseas markets. Our products are marketed under our trade name “Maxclean” and are employed in high-technology manufacturing industries, which require certain manufacturing and assembly processes to be carried out in highly controlled, dust-free and electrostatic-free critical environments. In particular, we seek to maximize purity levels for clean-room environments for customers in the hard disk drive, optics, semi-conductor, TFT-LCD (a type of liquid crystal display which employs TFT technology and is often used in television sets, computer monitors and mobile phones), electronics, biotechnology, pharmaceutics and food processing industries.

All of our products are manufactured at our modern facilities located in Wuxi. Our production lines have been certified to international ISO9001 and ISO14001 standards. Our products are sold through our four sales and marketing offices located in Hong Kong, Wuxi, Shenzhen and Chengdu.

Recent Developments

Capacity Expansion

In the first quarter of year 2012, we further invested in our Wuxi plant by expanding its manufacturing capacity and product range, in order to meet expected the demand from high-end customers; the investment is expected to enhance our competitive advantage in the clean room products market. The breakdown of the investments made during the abovementioned period is illustrated in the table below:

Machine / Equipment	Quantity	Investment Amount (RMB’000)
Wiper Cutting Machine	8	341.9
Washing/Drying Machine	6	789.7
Cleaning Room (Class 100)	1	2,626.9
Cleaning Room (Class 1000)	1	844.2
Total	—	4,602.7

Capacity expansion after the above investments:

Process	Before Investment	After Investment	% Capacity increase by
Cutting	20,000 pcs per 8 hours	23,000 pcs per 8 hours	15
Washing	720,000 pcs per 8 hours	1,500,000 pcs per 8 hours	108
Drying	1,010,000 pcs per 8 hours	1,670,000 pcs per 8 hours	65

Trends and Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations:

Demand for our clean-room consumable products

Our business and revenue growth depends on demand for clean-room consumable products. The clean-room consumable products market has grown significantly since the 1980’s. Global demand for clean-room consumable products is dependent on a diverse number of industries, namely the electronics, medical device technology, biotechnology, pharmaceutical, and aerospace industries and their respective supporting industries.

Demand for our clean-room consumable products also depends on the general economic conditions in our target markets. In 2009, demand for our products decreased significantly due to the global economic downturn starting in 2008. Since the second quarter of 2010, however, we believe that demand for clean-room consumable products has recovered significantly as the effects of the global economic crisis that started in 2008 have subsided. Nonetheless, there have been recent concerns over the sustainability of growth in the world’s economy due in part to the solvency of certain European Union member states and it is unclear how a slowdown will impact our business.

Pricing and other competitive pressures

The prices of our products are based on a variety of factors, including our raw material costs, supply and demand conditions for clean-room consumable products in the market, product mix, product quality and the terms of our customer contracts, including sales volumes.

For the year ended December 31, 2009, we reduced selling prices to reflect market price trends partly due to the economic slowdown in the PRC and elsewhere caused by the global financial crisis. As a result, our revenues for the year ended December 31, 2009 were adversely impacted. Because we are not able to reduce our fixed costs and expenses to the same degree as our variable costs, the decline in our average selling prices adversely impacted our operating margins for the year ended December 31, 2009.

From 2010 to 2011, the pricing of our products underwent a significant fluctuation and downward adjustment further adversely impacting our operating margins. For example, the average selling price of wipes decreased from RMB0.20 per piece in 2010 to RMB0.17 per piece in 2011, and the average selling price of face masks decreased from RMB0.16 per piece in 2010 to RMB0.13 per piece in 2011. The average selling price of PE bags remained at RMB0.11 per piece in 2010 and 2011. The overall decrease in unit selling price can generally be attributable to increased competition combined with the increased supply of clean-room consumable products.

Product mix

Our key products include clean-room wipes, PE bags, face masks and sticky mats. For the years ended December 31, 2011, 2010 and 2009, we derived approximately 77.7%, 80.6% and 82.3%, respectively, of our revenues from the sale of these key products. As our product mix continues to evolve, we have expanded our production capabilities to manufacture a greater mix of products, while continuing to consolidate our presence as a market leader in the sale of clean-room wipes and PE bags. For the years ended December 31, 2011, 2010 and 2009, we derived approximately 55.7%, 55.3% and 48.5%, respectively, of our revenues from the sale of clean-room wipes and PE bags. Each clean-room consumable product we produce involves different raw materials, production process, average selling prices and profit margins. Accordingly, our historical results of operations from period to period have been significantly influenced by our changing product mix, and we expect that our operating results for future periods will continue to be influenced by our product mix. The following table presents the average selling price, average unit cost and average margin of our key products for the periods indicated:

	Year ended December 31,
	2010				2011
	Average unit selling price	Average unit cost	Average unit margin	Average margin	Average unit selling price	Average unit cost	Average unit margin	Average margin
	RMB/ piece	RMB/ piece	RMB/ piece	%	RMB/ piece	RMB/ piece	RMB/ piece	%

Wipes	0.20	0.15	0.05	25.0	0.17	0.12	0.05	29.4
PE bags	0.11	0.09	0.02	18.2	0.11	0.09	0.02	18.2
Face masks	0.16	0.13	0.03	18.8	0.13	0.11	0.02	15.4
Sticky mats	20.00	17.33	2.67	13.4	22.30	20.09	2.21	9.9

	Year ended December 31,
	2009				2010
	Average unit selling price	Average unit cost	Average unit margin	Average margin	Average unit selling price	Average unit cost	Average unit margin	Average margin
	RMB/ piece	RMB/ piece	RMB/ piece	%	RMB/ piece	RMB/ piece	RMB/ piece	%

Wipes	0.19	0.14	0.05	26.3	0.20	0.15	0.05	25.0
PE bags	0.09	0.07	0.02	22.2	0.11	0.09	0.02	18.2
Face masks	0.16	0.12	0.04	25.0	0.16	0.13	0.03	18.8
Sticky mats	20.46	16.00	4.46	21.8	20.00	17.33	2.67	13.4

Production capacity expansion and upgrades

We plan to increase our annual production output of wipes and sticky mats by approximately 77% and 81%, respectively, by the end of 2012 and, our new product, biaxially oriented polypropylene bag (“BOPP bag”) (which will be part of the PE bag category) by approximately 372% by the end of 2012. We expect to fund these upgrades using the proceeds we received in the October 2011 Equity Financing.

We expect our production capacity expansion and upgrades will increase our revenues as our output and sales volume increase. As a consequence of our increased investment in plant and equipment and upgraded production capacity, we expect that our costs of revenues, including depreciation and amortization costs, will also increase. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion and upgrades will enable us to reduce our unit manufacturing costs through economies of scale, as fixed costs are allocated over a larger number of units of output. Moreover, manufacturers with greater scale are in a better position to obtain price discounts from raw material suppliers and may therefore obtain a greater market share of clean-room consumable products by selling at more competitive prices.

Our ability to achieve satisfactory utilization rates and economies of scale will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under the purchase orders, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

Price and availability of raw materials and other cost drivers

Our results of operations are directly affected by the cost of raw material. The primary raw materials used in the production of our products are polyethylene pellets and non-woven fabric. These raw materials together represented approximately 82%, 83% and 82% of our total cost of sales for the years ended December 31, 2009 and 2010 and 2011, respectively. The factors that influence the prices of our raw materials include the crude oil price, market demand and supply, among others. For example, the market price of polyethylene pellets increased significantly by approximately 19% in year 2010 along with the increase in crude oil price. The price of polyethylene pellets remained relatively stable in 2011.

Industry demand and seasonality

Our operating results may fluctuate from period to period based on the industry demand for clean-room consumable products. Our products are used in the hard disk drive and semiconductor sectors as well as in the medical industry. The hard disk drive and semiconductor sectors within the electronics industry have historically been cyclical, characterized by fluctuations in product supply and demand. Downturns in these sectors occur rapidly owing to macroeconomic influences such as severe global economic slowdowns, rapid technological changes and intense competition within these sectors, as well as to microeconomic influences such as product obsolescence and changes in product life cycles. In the event of downturns, our customers who are manufacturers in these sectors are likely to respond immediately by adjusting their production downward. We also generate higher revenue during the period from September to January each year, because that is the high season of respiratory system diseases such as the flu in China, which creates greater demand for our clean-room consumables such as wipes and face masks.

Critical Accounting Policies and Estimates

Critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our Consolidated Financial Statements. The preparation of our Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our Consolidated Financial Statements will be affected. We believe the following to be our more significant critical accounting policies and estimates used in the preparation of the consolidated financial statements. For further details on our principal accounting policies and accounting estimates and judgments, please refer to our Consolidated Financial Statements included elsewhere in this prospectus.

Basis of preparation

On July 12, 2011, we entered into a share swap agreement with Maxclean (China) and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Maxclean (China) exchanged an aggregate of 48,786,000 shares of Maxclean (China), representing all of the issued and outstanding shares of Maxclean (China), for an aggregate of 48,786,000 of our newly issued shares, representing all of our issued and outstanding shares at an exchange rate of 1-for-1. As a result of the share swap, Maxclean (China) became our wholly-owned subsidiary and the former shareholders of Maxclean (China), including several of our directors and officers, became our shareholders.

Our reorganization involved a combination of entities under the common control of the original shareholders of Maxclean (China). Accordingly, under paragraphs 10 through 13 of International Financial Reporting Standard Number 3, “Business Combinations” (“IFRS 3”), a combination of entities under common control is deemed to be outside the scope of IFRS 3. Since the reorganization of the Company did not result in any change in the effective control of the Company or the relative shareholder interests before and after the reorganization, we prepared our consolidated financial statements on a consolidated basis at historical cost for all periods presented. On this basis, the Company has been treated as the holding company of its subsidiaries for all periods presented.

The consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements of the Company include the results of operations and cash flows of its subsidiaries now comprising the Group and have been prepared as if the current group structure had been in existence as of the beginning of the three years ended December 31, 2011, or since the respective dates of their incorporation or establishment, whichever is shorter. The consolidated balance sheets of the Group as of December 31, 2011, 2010 and 2009 have been prepared to present the assets and liabilities of the Group as of the respective dates as if the current group structure had been in existence at those dates.

All intra-group transactions and balances have been eliminated upon consolidation.

Revenue recognition

We recognize revenue based on the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, we recognize revenue from the sale of goods upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed. We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. Revenue excludes value added tax or other sales tax and is after deduction of any trade discounts.

Although it is our policy is to recognize product returns as a reduction of revenue, we have not deemed it necessary to accrue for returns at the time when sales are recorded, as we have not experienced any product returns or similar claims. Our management periodically reviews this matter and will consider making such accruals, when there are indications of significant sales returns or similar claims in future periods.

Useful lives of property, plant and equipment

Our management reviews the estimated useful lives of our assets regularly in order to determine the amount of depreciation and amortization expenses for the periods. Management determines the useful lives of its property, plant and equipment based on their historical experience with assets of similar nature and functions and taking into account anticipated technological changes. Management will revise the depreciation period where actual useful lives are different from those previously estimated, and write off or write down the value of obsolete or non-strategic assets that have been abandoned.

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs to completion and selling expenses. The net realizable value is estimated based on the current market conditions and historical experience of manufacturing and selling products of similar nature. The estimates can change significantly as a result of changes in customer preferences or competitor actions in response to severe industry cycles. Management reassesses these estimates at the end of each reporting period.

Impairment of property, plant and equipment and land lease prepayments

The recoverable amount of an asset is the higher of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in an additional impairment charge or reversal of impairment in future periods.

Impairment of receivables

We maintain an impairment allowance for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivable, where applicable, at the end of each reporting period. The estimates are based on the ageing of the accounts receivable and other receivable balances and the historical write-off experience, net of recoveries. If the financial condition of the debtors were to deteriorate, an additional impairment allowance may be required.

Results of Operations

The following selected results of operations data for the periods indicated have been derived from our Consolidated Financial Statements included elsewhere in this prospectus:

	For the year ended December 31,
	2011		2010
	RMB’000	% of total revenue	RMB’000	% of total revenue

Revenue	58,778.3	100	53,278.3	100
Cost of sales	(50,154.7)	(85.3)	(45,043.8)	(84.5)
Gross profit	8,623.6	14.7	8,234.5	15.5
Other revenue	386	0.7	47.9	0.1
Other net gain/(loss)	(408.0)	(0.7)	1,117.5	2.1
Selling and distribution expenses	(6,068.5)	(10.3)	(5,730.9)	(10.8)
Administrative expenses	(29,076.0)	(49.5)	(10,608.1)	(19.9)
Finance costs	(3,915.4)	(6.7)	(2,650.1)	(5.0)
Loss before tax	(30,458.3)	(51.8)	(9,589.2)	(18.0)
Tax credit / (expense)	(144.7)	(0.3)	117.1	0.2
Net loss	(30,603.0)	(52.1)	(9,472.1)	(17.8)
Less: Net loss attributable to non-controlling interests	0	0	107.4	0.2
Net loss attributable to equity holders of the Company	(30,603.0)	(52.1)	(9,364.7)	(17.6)

	For the year ended December 31,
	2010		2009
	RMB’000	% of total revenue	RMB’000	% of total revenue

Revenue	53,278.3	100	41,126.7	100
Cost of sales	(45,043.8)	(84.5)	(32,575.5)	(79.2)
Gross profit	8,234.5	15.5	8,551.2	20.8
Other revenue	47.9	0.1	411.6	1.0
Other net gain / (loss)	1,117.5	2.1	(402.8)	(1.0)
Selling and distribution expenses	(5,730.9)	(10.8)	(2,011.8)	(4.9)
Administrative expenses	(10,608.1)	(19.9)	(8,859.3)	(21.5)
Finance costs	(2,650.1)	(5.0)	(2,242.0)	(5.5)
Loss before tax	(9,589.2)	(18.0)	(4,553.1)	(11.0)
Tax credit / (expense)	117.1	0.2	17.4	0.0
Net loss	(9,472.1)	(17.8)	(4,535.7)	(11.0)
Less: Net loss attributable to non-controlling interests	107.4	0.2	249.1	0.6
Net loss attributable to equity holders of the Company	(9,364.7)	(17.6)	(4,286.6)	(10.4)

Explanation of Results of Operations

Key components of consolidated statements of comprehensive income

For the purpose of the following discussion of results of operations, the key items of our consolidated statements of comprehensive income include the following.

Revenue and Cost of sales

We generate revenue from manufacturing and sales of our clean-room consumable products including wipes, PE bags, face masks, sticky mats and other products such as swabs, static control products, disposable gloves, etc.

Cost of sales primarily consists of costs related to purchasing raw materials including polyethylene pellets and non-woven fabric, costs related to purchasing ancillary materials used in our manufacturing process, labor costs, utility costs, depreciation and amortization, and repair and maintenance costs, among others.

The following table sets forth the sales volume, revenue, cost of sales and gross margin of our products as well as the average selling price, average unit cost and average margin of our products for the periods indicated:

	Year ended December 31, 2011
	Sales volume	Revenue	% Revenue	Cost of sales	Gross profit	Gross margin %	Average unit selling price	Average unit cost	Average unit margin
	thousand pieces	RMB ‘000		RMB ‘000	RMB ‘000		RMB/ piece	RMB/ piece	RMB/ piece

Wipes	122,072.8	20,285.2	34.5	15,179.7	5,105.5	25.2	0.17	0.12	0.05
PE bags	114,173.4	12,452.5	21.2	10,830.6	1,621.9	13.0	0.11	0.09	0.02
Face masks	39,068.0	4,992.0	8.5	4,117.7	874.3	17.5	0.13	0.11	0.02
Sticky mats	355.8	7,933.4	13.5	7,146.3	787.1	9.9	22.30	20.09	2.21
Others(1)		13,115.2	22.3	12,880.4	234.8	1.8
Total		58,778.3	100.0	50,154.7	8,623.6	14.7

	Year ended December 31, 2010
	Sales volume	Revenue	% Revenue	Cost of sales	Gross profit	Gross margin %	Average unit selling price	Average unit cost	Average unit margin
	thousand pieces	RMB ‘000		RMB ‘000	RMB ‘000		RMB/ piece	RMB/ piece	RMB/ piece

Wipes	78,667.5	16,063.0	30.1	11,763.0	4,300.0	26.8	0.20	0.15	0.05
PE bags	125,024.6	13,396.8	25.1	11,389.7	2,007.1	15.0	0.11	0.09	0.02
Face masks	30,533.7	4,791.7	9.0	4,113.9	677.8	14.1	0.16	0.13	0.03
Sticky mats	434.3	8,685.2	16.3	7,525.3	1,159.9	13.4	20.00	17.33	2.67
Others(1)		10,341.6	19.5	10,251.9	89.7	0.9
Total		53,278.3	100.0	45,043.8	8,234.5	15.5

	Year ended December 31, 2009
	Sales volume	Revenue	% Revenue	Cost of sales	Gross profit	Gross margin %	Average unit selling price	Average unit cost	Average unit margin
	thousand pieces	RMB ‘000		RMB ‘000	RMB ‘000		RMB/ piece	RMB/ piece	RMB/ piece

Wipes	61,547.3	11,976.2	29.1	8,499.7	3,476.5	29.0	0.19	0.14	0.05
PE bags	91,698.3	7,981.1	19.4	6,382.4	1,598.7	20.0	0.09	0.07	0.02
Face masks	38,466.9	6,108.2	14.9	4,657.1	1,451.1	23.8	0.16	0.12	0.04
Sticky mats	379.8	7,771.8	18.9	6,078.8	1,693.0	21.8	20.46	16.00	4.46
Others(1)		7,289.4	17.7	6,957.5	331.9	4.6
Total		41,126.7	100.0	32,575.5	8,551.2	20.8
_____________________
(1)	Others mainly includes swabs, static control products, disposable gloves and caps. Volume and other information in this category is not provided as it consists of various products.

Other revenue

Other revenue primarily consists of bank interest income, rental income and management service income related to management service provided to related parties.

Selling and distribution expenses

Selling and distribution expenses primarily consist of salaries of employees in the sales department, travelling expenses and transportation costs related to goods delivery.

Administrative expenses

Administrative expenses primarily consist of salaries of employees in the administration department, social security expense, office equipment depreciation and amortization, insurance expenses and professional service fees in connection with this proposed offering.

Other net gain/(loss)

Other net gain/(loss) primarily consists of gain on the disposal of investment property, net loss on disposal of property, plant and equipment, net gain/loss on sale of raw materials, gain on disposal of a subsidiary and impairment on amounts due from a related company.

Finance costs

Finance costs primarily consist of exchange losses and interest on bank loans wholly repayable within one year.

Income tax credit / (expense)

We derive net income primarily from our operating subsidiaries in China and are subject to, among other things, enterprise income tax of 25% under the PRC taxation regime. Our two subsidiaries registered and located in Hong Kong are subject to a corporate profit tax of 16.5% under the Hong Kong taxation regime. We recognized a tax credit of RMB17,478 and RMB117,127 for the years ended December 31, 2009 and 2010, respectively. In the year ended December 31, 2011, we paid PRC withholding tax in the amount of RMB34,294 in connection with the interest income from a loan we made to Maxclean (Wuxi). Our effective income tax rate was insignificant or negative in 2011, 2010 and 2009 as we incurred significant losses over these periods. As of December 31, 2011, 2010 and 2009, we had unused PRC tax losses of RMB26.1 million, RMB16.1 million and RMB10.2 million, respectively, available to offset against future profits which expire through 2016. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenue

Revenue by product type

The following table sets forth our revenue by product type and the corresponding change for the periods indicated:

	Year ended December 31,
Revenue by product type	2011		2010		Change
	RMB’000%		RMB’000%		RMB’000%

Wipes	20,285.2	34.5	16,063.0	30.1	4,222.2	26.3
PE bags	12,452.5	21.2	13,396.8	25.1	(944.3)	(7.0)
Face masks	4,992.0	8.5	4,791.7	9.0	200.3	4.2
Sticky mats	7,933.4	13.5	8,685.2	16.3	(751.8)	(8.7)
Others(1)	13,115.2	22.3	10,341.6	19.5	2,773.6	26.8
Total	58,778.3	100.0	53,278.3	100.0	5,500.0	10.3
_____________________
(1)           Others mainly include swabs, static control products, and disposable gloves and caps.

Total revenue increased by 10.3% or RMB5,500 thousand, from RMB53,278.3 thousand for the year ended December 31, 2010 to RMB58,778.3 thousand for the year ended December 31, 2011 mainly due to an increase in sales of wipes and other products, partly offset by a decrease in sales of sticky mats and P E bags.

Revenue from the sales of wipes increased by 26.3% or RMB4,222.2 thousand, from RMB16,063.0 thousand for the year ended December 31, 2010 to RMB20,285.2 thousand for the year ended December 31, 2011, primarily because of an increase in sales volume reflecting a continued economic recovery. We increased our production and sales volume of wipes in 2011 to improve our product mix as the profit margin of wipes was higher than our other products. The average selling price for wipes decreased from RMB0.20 per piece in 2010 to RMB0.17 per piece in year of 2011 as our customers ordered a larger volume of wipes in 2011 at a relatively lower selling price compared to 2010.

Revenue from the sales of PE bags decreased by 7% or RMB944.3 thousand, from RMB13,396.8 thousand for the year ended December 31, 2010 to RMB12,452.5 thousand for the year ended December 31, 2011 as the result of the keen competition with competitors.

Revenue from the sales of sticky mats decreased by 8.7% or RMB751.8 thousand, from RMB8,685.2 thousand for the year ended December 31, 2010 to RMB7,933.4 thousand for the year ended December 31, 2011. The decrease in sales volume of sticky mats was a result of decreasing market demand in the year of 2011. The average selling price of sticky mats increased from RMB20.00 per piece in 2010 to RMB22.3 per piece in 2011 as we sold a larger volume of higher value sticky mats in the year of 2011.

Revenue from the sales of face masks increased by 4.2% or RMB200.3 thousand, from RMB4,791.7 thousand for the year ended December 31, 2010 to RMB4,992 thousand for the year ended December 31, 2011, primarily because we sold more face masks at a discount price to build up long term relationships with those customers. Accordingly, the average selling price of face masks decreased from RMB0.16 per piece in year of 2010 to RMB0.13 per piece in year of 2011.

Revenue from the sales of other products (which includes swabs, static control products, and disposable gloves and caps) increased significantly by 26.8% or RMB2,773.6 thousand, from RMB10,341.6 thousand for the year ended December 31, 2010 to RMB13,115.2 thousand for the year ended December 31, 2011 as we increased our production and sales volume. In particular we produced and sold more gloves and dust-free clothing products as we bundled sales of our main products with these additional products as requested by our customers.

Revenue by geographic location

The following table sets forth our revenue by geographic location and the corresponding change for the periods indicated:

	Year ended December 31,
Revenue by geography	2011		2010		Change
	RMB’000%		RMB’000%		RMB’000%

PRC	45,727.2	77.8	36,987.9	69.4	8,739.3	23.6
Hong Kong	9,201.9	15.7	11,285.9	21.2	(2,084.0)	(18.5)
Other overseas market (1)	3,849.2	6.5	5,004.5	9.4	(1,155.3)	(23.1)
Total	58,778.3	100.0	53,278.3	100.0	5,500.0	10.3
_____________________
(1)           Other overseas market mainly includes sales in Japan, South Korea, United States, Canada, Taiwan, Singapore and Malaysia.

Revenue from sales in the PRC continued to be the significant driver of growth during the year ended December 31, 2011. Revenue from the sales in the PRC increased by 23.6% or RMB8,739.3 thousand, from RMB36,987.9 thousand for the year ended December 31, 2010 to RMB45,727.2 thousand for the year ended December 31, 2011 primarily due to stronger growth in the PRC as compared to Hong Kong and other overseas market. Sales in Hong Kong decreased by 18.5% for the year ended December 31, 2011 as compared to the same period in 2010 as a result of lower demand from customers that relied on export sales to European and U.S. markets where demand was slower due to the economic slowdown in those regions in 2011. Sales from other overseas market decreased significantly by 23.1% for the year ended December 31, 2011 as compared to the same period in 2010 mainly due to the economic slowdown in these regions in 2011 as well.

Cost of sales

Cost of sales increased by 11.3%, or RMB5,110.9 thousand, from RMB45,043.8 thousand for the year ended December 31, 2010 to RMB50,154.7 thousand for the year ended December 31, 2011. As a percentage of revenue, cost of sales increased to 85.3% for the year ended December 31, 2011 from 84.5% for the year ended December 31, 2010. This increase was primarily driven by increased sales of products with lower profit margins and an increase in material costs offset by cost savings from efficiency enhancements due to production process improvements. The amount of raw materials we consumed increased by RMB3,777.0 thousand from RMB37,536.0 thousand for the year ended December 31, 2010 to RMB41,313.0 thousand for the year ended December 31, 2011 due to increased sales. Raw material costs as a percentage of revenue decreased from 70.5% for the year ended December 31, 2010 to 70.3% for the year ended December 31, 2011. As a percentage of revenue, labor costs increased from 6.8% for the year ended December 31, 2010 to 8.2% for the year ended December 31, 2011 mainly due to the increased labour costs to maintain skilled labour.

Gross profit and gross profit margin

As a result of the foregoing factors, our gross profit increased by 4.7%, or RMB389.1 thousand, from RMB8,234.5 thousand in the year ended December 31, 2010 to RMB8,623.6 thousand in the year ended December 31, 2011. Our gross profit margin decreased from 15.5% for the year ended December 31, 2010 to 14.7% for the year ended December 31, 2011, mainly caused by the labor cost increase.

Other revenue

Other revenue increased to RMB386 thousand for the year ended December 31, 2011 compared to RMB47.9 thousand for the year ended December 31, 2010. This increase was primarily attributable to a RMB108.0 thousand increase in rental income from Wuxi Maxclean Import & Export Trade Development Co. Ltd, a former 70% owned subsidiary of the Company, for shared office space for six months rental until the end of June 2011 and a one time receipt of RMB231.5 thousand in service income in 2011.

Other net gain / (loss)

We incurred other net loss of RMB408.0 thousand for the year ended December 31, 2011 compared to a net gain of RMB1,117.5 thousand for the year ended December 31, 2010, a decrease of RMB1,525.5 thousand. The other net gain of RMB1,117.5 thousand for the year ended December 31, 2010 was primarily attributable to a non-recurring RMB831.8 thousand gain on the disposal of an investment in a subsidiary and a non-recurring RMB194.1 thousand gain on the disposal of investment property related to a subsidiary’s office in Hong Kong, partially offset by a RMB43.3 thousand loss on the disposal of property, plant and equipment as a result of replacement of old machinery and plants. The other net loss of RMB408.0 thousand for the year ended December 31, 2011 was primarily due to a RMB122.2 thousand loss on the disposal of property, plant and equipment and RMB285.7 thousand in other losses relating to bank charges and worker compensation related to a workplace injury.

Selling and distribution expenses

Selling and distribution expenses increased by 5.9%, or RMB337.6 thousand, from RMB5,730.9 thousand for the year ended December 31, 2010 to RMB6,068.5 thousand for the year ended December 31, 2011. This increase was primarily attributable to increased salaries due to an increase in headcount in our sales department, increased travelling expenses and transportation expenses as we increased our deliveries. As a percentage of revenue, selling and distribution expenses decreased from 10.8% for the year ended December 31, 2010 to 10.3% for the year ended December 31, 2011.

Administrative expenses

Administrative expenses increased by 174.1%, or RMB18,467.9 thousand, from RMB10,608.1 thousand for the year ended December 31, 2010 to RMB29,076.0 thousand for the year ended December 31, 2011. This increase was primarily attributable to increased staff compensation expense, amounting to RMB9,490.1 thousand for share-based awards granted in 2011, and an increase in salaries, wages and other benefits by RMB3,131 thousand due to the addition of more R&D and quality control personnel as well as the hiring of our Chief Executive Officer and Chief Financial Officer. In addition, we incurred greater professional fees, including audit, legal and consulting fees in connection with this proposed offering. As a percentage of revenue, administrative expenses increased from 19.9% for the year ended December 31, 2010 to 49.5% for the year ended December 31, 2011.

Finance costs

Finance costs increased by 47.7%, or RMB1,265.2 thousand, from RMB2,650.1 thousand for the year ended December 31, 2010 to RMB3,915.4 thousand for the year ended December 31, 2011. The finance costs for the year ended December 31, 2010 consist of a RMB161.5 thousand exchange loss and RMB2,488.7 thousand in interest on bank loans and an amount due to a related party and directors. The finance costs for the year ended December 31, 2011 consist of a RMB203.3 thousand exchange loss, and RMB3,712.0 thousand in interest on bank loans, a third party loan and amounts due to related parties and directors. The increased interest on bank loans was mainly due to an increase in interest rates and bank borrowings. The bank loans bore fixed interest rates ranging from 5.31% to 6.39% per annum in 2010 to 6.1% to 7.216% per annum in 2011. The amount due to a related party bore a fixed interest rate of 1% per month in 2011. For the amount due from a related party, it bore a fixed interest rate of 1% per month in 2011.

Income tax credit / (expense)

Tax expense amounted to RMB144.7 thousand for the year ended December 31, 2011 compared to a tax credit of RMB117.1 thousand for the year ended 2010. In 2010, we estimated that a tax loss of RMB117.1 thousand could be realized through future taxable profits and thus recorded a deferred tax credit. In 2011, the tax loss seemed no longer realizable and we recorded a deferred tax expense of RMB110.5 thousand. Tax expense in 2011 also included an amount of RMB34.3 thousand representing withholding tax on interest charged by us for a RMB3.2 million loan we made to our subsidiary, Maxclean (Wuxi).

Net loss for the period

Our net loss for the year increased by 223.1%, from RMB9,472.1 thousand in the year ended December 31, 2010 to RMB30,603.0 thousand in the year ended December 31, 2011 primarily due to greater administrative and selling and distribution expenses, and finance costs as discussed above.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenue

Revenue by product type

The following table sets forth our revenue by product type and the corresponding change for the periods indicated:

	For the year ended December 31,
Revenue by product type	2010		2009		Change
	RMB’000%		RMB’000%		RMB’000%

Wipes	16,063.0	30.1	11,976.2	29.1	4,086.8	34.1
PE bags	13,396.8	25.1	7,981.1	19.4	5,415.7	67.9
Face masks	4,791.7	9.0	6,108.2	14.9	(1,316.5)	(21.6)
Sticky mats	8,685.2	16.3	7,771.8	18.9	913.4	11.8
Others(1)	10,341.6	19.5	7,289.4	17.7	3,052.2	41.9
Total	53,278.3	100.0	41,126.7	100.0	12,151.6	29.5
_____________________
(1)           Others mainly includes swabs, static control products, and disposable gloves and caps.

Revenue increased by 29.5%, or RMB12,151.6 thousand, from RMB41,126.7 thousand for the year ended December 31, 2009 to RMB53,278.3 thousand for the year ended December 31, 2010, mainly due to an increase in sales of wipes, PE bags and sticky mats, partly offset by a decrease in sales of face masks.

Revenue from the sales of wipes increased by 34.1%, or RMB4,086.8 thousand, from RMB11,976.2 thousand in the year ended December 31, 2009 to RMB16,063.0 thousand for the year ended December 31, 2010, reflecting a continued economic recovery from the economic downturn that started from the global financial crisis in late 2008. As a result of more sales orders, we increased our production capacity and sales volume of wipes. The average selling price of wipes increased slightly from RMB0.19 per piece in 2009 to RMB0.20 per piece in 2010.

Revenue from the sales of PE bags increased by 67.9%, or RMB5,415.7 thousand, from RMB7,981.1 thousand for the year ended December 31, 2009 to RMB13,396.8 thousand for the year ended December 31, 2010, primarily because we increased our production and sales volume of PE bags to meet the demand of our customers in the solar energy industry. The average selling price of PE bags increased from RMB0.09 per piece in 2009 to RMB0.11 per piece in 2010.

Revenue from the sales of sticky mats increased by 11.8%, or RMB913.4 thousand, from RMB7,771.8 thousand for the year ended December 31, 2009 to RMB8,685.2 thousand for the year ended December 31, 2010, primarily because we increased our production and sales volume of sticky mats to meet increased market demand as a result of the economic recovery. The average selling price of sticky mats decreased slightly from RMB20.46 per piece in 2009 to RMB20.00 in 2010.

Revenue from the sales of face masks decreased by 21.6%, or RMB1,316.5 thousand, from RMB6,108.2 thousand for the year ended December 31, 2009 to RMB4,791.7 thousand for the year ended December 31, 2010. Sales of face masks in 2009 were higher than usual due to greater demand as a result of the swine flu. The average selling price of face masks remained at RMB0.16 per piece in 2009 and 2010.

Revenue from the sales of other products (which includes swabs, static control products, and disposable gloves and caps) increased by 41.9%, or RMB3,052.2 thousand, from RMB7,289.4 thousand for the year ended December 31, 2009 to RMB10,341.6 thousand for the year ended December 31, 2010. In particular we produced and sold more of gloves and electrostatic free gear products due to bundling of sales of our main products with these additional products as requested by our customers.

Revenue by geographic location

The following table sets forth our revenue by geographic location and the corresponding change for the periods indicated:

	For the year ended December 31,
Revenue by geography	2010		2009		Change
	RMB’000%		RMB’000%		RMB’000%

PRC	36,987.9	69.4	23,423.7	57.0	13,564.2	57.9
Hong Kong	11,285.9	21.2	11,586.1	28.2	(300.2)	(2.6)
Other overseas market (1)	5,004.5	9.4	6,116.9	14.8	(1,112.4)	(18.2)
Total	53,278.3	100.0	41,126.7	100.0	12,151.6	29.5
____________________
(1)           Other overseas market mainly includes sale in Japan, South Korea, United States, Canada, Taiwan, Singapore and Malaysia.

Sales in the PRC constituted a significant majority of our total revenue during the year ended December 31, 2010. Revenue from the sales in the PRC increased by 57.9% or RMB13,564.2 thousand, from RMB23,423.7 thousand for the year ended December 31, 2009 to RMB36,987.9 thousand for the year ended December 31, 2010 primarily because we focused on the growing market in the PRC. Sales in Hong Kong decreased slightly by 2.6% for the year ended December 31, 2010 as compared to the same period in 2009. Sales from other overseas market decreased by 18.2% for the year ended December 31, 2010 as compared to the same period in 2009 mainly due to the continued slow demand from customers that export to other overseas market.

Cost of sales

Cost of sales increased by 38.3%, or RMB12,468.3 thousand, from RMB32,575.5 thousand for the year ended December 31, 2009 to RMB45,043.8 thousand for the year ended December 31, 2010. As a percentage of revenue, cost of sales increased from 79.2% for the year ended December 31, 2009 to 84.5% for the year ended December 31, 2010. Raw material costs as a percentage of revenue increased from 65.1% for the year ended December 31, 2009 to 70.5% for the year ended December 31, 2010, mainly reflecting the general trend of increasing the amount of raw materials consumed for production to meet the total increase in sales and increased raw material prices. As a percentage of revenue, labor costs decreased from 7.1% for the year ended December 31, 2009 to 6.8% for the year ended December 31, 2010 mainly reflecting improved production processes and efficiency despite an increase in labor costs in absolute terms.

Gross profit and gross profit margin

As a result of the forgoing factors, our gross profit decreased by 3.7% to RMB8,234.5 thousand in the year ended December 31, 2010, compared to RMB8,551.2 thousand in the year ended December 31, 2009. Our gross profit margin decreased from 20.8% for the year ended December 31, 2009 to 15.5% for the year ended December 31, 2010. The decrease in gross profit margin was mainly caused by the materials cost increase.

Other revenue

Other revenue decreased to RMB47.9 thousand for the year ended December 31, 2010 compared to RMB411.6 thousand for the year ended December 31, 2009. Other revenue was higher for the year ended December 31, 2009 as we recorded management service income of RMB305.9 thousand paid by a related party that is controlled by one of the directors. We provided daily administrative services to the tenants of five offices owned by the related party. These offices were sold in 2010 and we no longer earned such income in 2010. In 2009, we also owned a property and recorded RMB74.2 thousand in office rental income from a third party, while we sold this property in early 2010.

Other net gain / (loss)

We recorded other net gain of RMB1,117.5 thousand for the year ended December 31, 2010 compared to other net loss of RMB402.8 thousand for the year ended December 31, 2009. For the year ended December 31, 2009, the other net loss is primarily attributable to a net loss of RMB352.9 thousand on the Company’s non-core-business, selling of raw materials. In the year ended December 31, 2010, the other net gain of RMB1,117.5 thousand was primarily attributable to a net gain of RMB831.8 thousand from the disposal of our 70% interest in Maxclean Trading in December 2010 (please see Note 24 to our Consolidated Financial Statements for further details) and a net gain of RMB421.8 thousand from the sale of certain raw materials.

Selling and distribution expenses

Selling and distribution expenses increased by 184.9%, or RMB3,719.1 thousand, from RMB2,011.8 thousand for the year ended December 31, 2009 to RMB5,730.9 thousand for the year ended December 31, 2010. This increase was primarily attributable to a significant increase in salaries as we increased the number of employees in the sales department. During 2010, salary expenses related to selling and distribution expenses increased from RMB582.7 thousand in 2009 to RMB2,497.1 thousand in 2010. Such increase was a result of additional spending on our sales people working in Shanghai. Advertising expenses also increased significantly from RMB66.8 thousand in 2009 to RMB708.5 thousand in 2010 primarily due to an expansion in the use of advertising and marketing channels in the Shanghai and Shenzhen offices. Shipping and handling costs increased significantly from RMB736.0 thousand in 2009 to RMB1,226.0 thousand in 2010 as a result of an increase in shipping costs associated with our increased sales. As a percentage of revenue, selling and distribution expenses increased from 4.9% in 2009 to 10.8% in 2010.

Administrative expenses

Administrative expenses increased by 19.7%, or RMB1,748.8 thousand, from RMB8,859.3 thousand for the year ended December 31, 2009 to RMB10,608.1 thousand for the year ended December 31, 2010. This increase was primarily attributable to an increase in depreciation and amortization expenses by RMB764.4 thousand relating to the depreciation of additional property, plant and equipment, higher salary expenses of RMB194.6 thousand as a result of an increase in the number of support staff and an increase in other administrative expenses by RMB789.8 thousand primarily due to an increase in RMB293.0 thousand from consultant fees, and an increase in training fees of RMB114.0 thousand. As a percentage of revenue, administrative expenses decreased from 21.5% in 2009 to 19.9% in 2010.

Finance costs

Finance costs increased by 18.2%, or RMB408.2 thousand, from RMB2,242.0 thousand for the year ended December 31, 2009 to RMB2,650.2 thousand for the year ended December 31, 2010. The finance costs for the year ended December 31, 2009 consist of a RMB60.7 thousand foreign currency exchange loss and RMB2,152.1 thousand in interest on bank loans. The finance costs for the year ended December 31, 2010 consist of a RMB161.5 thousand foreign currency exchange loss, reflecting more fluctuation of foreign currencies (particularly the U.S. dollar and Japanese Yen) against RMB, and RMB2,457.8 thousand in interest on bank loans. The increased interest on bank loans was mainly due to an increase in the average outstanding balance and an increase in interest rates. The average borrowing balance increased from RMB34,500 thousand in 2009 to RMB37,000 thousand in 2010. The bank loans bore fixed interest rates ranging from 5.31% to 5.84% in 2009 to 5.31% to 6.39% in 2010.

Tax credit / (expense)

The amount of tax credit we recorded increased by 5.7 times or RMB99.7 thousand, from RMB17.4 thousand for the year ended December 31, 2009 compared to RMB117.1 thousand for the year ended December 31, 2010. The tax credit of RMB117.1 thousand in 2010 was due to the recognition of deferred tax assets of RMB117.1 thousand attributable to tax losses generated by Maxclean Global in 2010. The tax credit of RMB17.4 thousand in 2009 was primarily due to the over-provision of deferred taxes of RMB94.7 thousand in 2008 offset by the current year tax expenses related to Maxclean Global.

Net loss for the period

Our net loss for the period increased by 108.8%, from RMB4,535.7 thousand for the year ended December 31, 2009 to RMB9,472.1 thousand for the year ended December 31, 2010 primarily due to greater administrative and selling and distribution expenses as discussed above.

Net current liabilities

The following table sets forth our current assets, current liabilities and net current liabilities as of the dates indicated:

	As of December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Current Assets
Inventories	8,874.9	10,713.0	16,278.0
Trade receivables	14,683.4	12,412.6	10,511.0
Bills receivables	84.4	-	-
Due from shareholders	51.8	-	-
Due from a related party	-	-	427.5
Other receivable and current assets	1,037.0	1,348.6	6,683.5
Prepaid expenses	654.6	86.7	204.5
Tax recoverable	-	-	715.9
Restricted cash	-	2,500.0	-
Cash and bank balances	22,884.1	4,129.9	7,845.8
Non-current assets held for sale	-	-	1,066.1
Total current assets	48,270.2	31,190.8	43,732.3

Current Liabilities
Trade payables	7,549.7	6,805.3	7,190.4
Accruals and other payables	3,782.5	5,883.0	7,052.0
Interest-bearing bank borrowings	42,000.0	37,000.0	37,000.0
Due to a related party	425.7	-	-
Due to directors	3,983.6	9,913.3	11,405.8
Tax payable	409.3	163.5	-
Liabilities held for sale	-	-	116.4
Total current liabilities	58,150.8	59,765.1	62,764.6

Net current liabilities	(9,880.6)	(28,574.3)	(19,032.3)

As of December 31, 2011, we had RMB2,176,196 of past due trade receivables (including RMB1,942,853 aged less than 30 days, RMB166,530 aged between 31 to 120 days and RMB66,813 aged over 120 days). As of March 31, 2012, the past due amounts that we subsequently collected were RMB1,691,130 (including RMB1,643,070 aged less than 30 days and RMB48,060 aged over 120 days).

Liquidity and Capital Resources

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

●	our ability to generate cash flows from our operations;

●	our ability to continue to borrow, which may be impacted by the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

●	our ability to raise capital through equity financings;

●	our capital expenditure requirements, which consist primarily of investments in our operations, in equipment and plant facilities and maintenance costs; and

●	our working capital requirements.

Historically, our principal sources of liquidity have consisted of short-term bank borrowings, borrowings from our related parties and directors, and capital contributions and equity financings from our shareholders. Our parent company is a Cayman Islands holding company that generates no operating cash flow itself. We also rely on bank loans and other borrowings to meet our capital expenditure needs. For more information on our existing bank loans and other borrowings, please see the section headed “Indebtedness” below for further details.

We expect to satisfy our debt obligations of RMB56.3 million and fund our proposed capital expenditures of RMB10.2 million for 2012 using our existing cash balance, cash generated from our future business operations and additional and renewed bank loans. As of December 31, 2011, we had outstanding bank borrowings in the amount of RMB42 million (excluding expected interest of RMB2.3 million) due within a year. We have obtained from the lending banks a one year renewal of our current bank loan in the amount of RMB10 million. The remaining RMB32 million bank loan is due in November 2012, but we believe we are able to obtain a one year renewal from the lending banks because this amount is secured by the Company’s buildings and land use rights with an estimated market value of RMB77.1 million as at March 30, 2012.

Going concern and management plan

In preparing these consolidated financial statements, our Board of Directors has considered our future liquidity. As of December 31, 2011, 2010 and 2009, we had cash of RMB22,884.1 thousand, RMB4,129.9 thousand and RMB7,845.8 thousand respectively. Our current liabilities exceeded current assets by RMB9,880.6 thousand, RMB28,574.2 thousand and RMB19,032.3 thousand respectively, resulting in a current ratio of 0.83, 0.52 and 0.70 respectively and a quick ratio of 0.68, 0.34 and 0.44 respectively. We incurred a comprehensive loss of RMB30,630.5 thousand, RMB9,383.6 thousand and RMB4,289.6 thousand for the years ended December 31, 2011, 2010 and 2009, respectively. This trend is expected to continue. These conditions indicate the existence of an uncertainty which may cast doubt on our ability to continue as a going concern.

The Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance that it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity.

Notwithstanding concerns on the Company’s liquidity concerns as of December 31, 2011, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. In the opinion of the Board of Directors, the Company should be able to meet its financial obligations as and when they fall due in the coming year, after taking into consideration several measures and arrangements made subsequent to the reporting date as further detailed below:

(a)	The Company is considering various options for financing the Company’s working capital and capital commitments in the foreseeable future;

(b)
Our Board of Directors has confirmed that in the absence of unforeseeable circumstances, we are projected to have sufficient working capital for the next 12 months after the date of approval of our 2009, 2010 and 2011 consolidated financial statements for our business operations after having taken into account our projected cash flows, current financial resources and capital expenditure requirements with respect to the production facilities and development of its business. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions the Company may decide to pursue. If the Company’s existing cash is insufficient to meet its requirements, the Company may seek to sell additional equity securities, debt securities or make additional borrowings from lending institutions.

In the light of the measures and arrangements implemented to date, the Board of Directors is of the view that we will have sufficient cash resources to satisfy its future working capital and other financial obligations. Accordingly, the Board of Directors is of the view that it is appropriate to prepare the consolidated financial statements on a going concern basis.

Should we be unable to operate as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these potential adjustments have not been reflected in the consolidated financial statements.

Restrictions on our ability to declare dividends

We are a holding company and, as a result, if we need funds to pay dividends or other cash distributions to our shareholders, service any debt we may incur at our holding company level or pay any significant expenses of our holding company, we will have to rely on dividends or other distributions on equity paid by our operating subsidiaries. The payment of dividends in China is subject to restrictions. PRC regulations currently permit payment of dividends only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries in the PRC. The undistributed earnings are considered to be indefinitely reinvested, and will be subject to PRC dividend withholding taxes upon distribution.

Under PRC law, each of our PRC subsidiaries must set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments should also set aside a portion of its after-tax profits to fund an employee welfare fund at the discretion of the Board of Directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, companies may not distribute the reserve funds as cash dividends except upon a liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as we may only distribute such dividends upon completion of annual statutory audits of the subsidiaries in the PRC.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. In particular, Maxclean (Wuxi) must obtain the approval from or register with the relevant government authorities if it plans to convert cash denominated in RMB into U.S. dollars and remit it to our subsidiaries outside of China.

Cash flows and working capital

As of December 31, 2011, 2010 and 2009, we had RMB22.884.1 thousand, RMB4,129.9 thousand and RMB7,845.8 thousand in cash and cash equivalents, respectively. Cash consists primarily of cash on hand and at banks, including term deposits, which are not restricted as to use.

The following summary of our cash flows for the years ended December 31, 2009, 2010 and 2011 has been derived from our Consolidated Financial Statements and related notes thereto which are included elsewhere in this prospectus.

	Year ended December 31,
	2009	2010	2011
	(RMB’000)	(RMB’000)	(RMB’000)

Cash and cash equivalents at beginning of year	2,641.0	7,845.8	4,129.9
Net cash used in operating activities	(6,433.3)	(3,952.6)	(14,017.8)
Net cash generated from (used in) investing activities	(4,063.1)	803.9	(1,391.0)
Net cash generated from (used in) financing activities	15,704.5	(469.8)	34,208.1
Net increase (decrease) in cash and cash equivalents	5,208.1	(3,618.5)	18,799.3
Effect of foreign exchange rate changes	(3.3)	(97.4)	(45.1)
Cash and cash equivalents at end of year	7,845.8	4,129.9	22,884.1

Net cash used in operating activities

During the year ended December 31, 2011

Net cash used in operating activities was RMB14,017.8 thousand for the year ended December 31, 2011, primarily attributable to:

●	loss before tax of RMB30,458.2 thousand, adjusted by non-cash items such as depreciation and amortization of RMB4,325.6 thousand and share-based compensation of RMB9,490.1 thousand;

●	increase in trade receivables of RMB2,286.8 thousand primarily because our sales of products increased and we extended the payment credit term of certain customers; and offset by

●	increase in accruals and other payables of RMB1,939.3 thousand primarily due to increased professional fees related to our equity financing and our intended F-1 prospectus registration in 2011.

During the year ended December 31, 2010

Net cash used in operating activities was RMB3,952.6 thousand for the year ended December 31, 2010, primarily attributable to:

●	loss before tax of RMB9,589.2 thousand, adjusted by non-cash items such as depreciation and amortization of RMB4,220.6 thousand;

●	increase in trade receivables of RMB1,926.6 thousand primarily because our sales of products increased and we extended the payment credit term of certain customers; and offset by

●	decrease in inventories of RMB2,854.4 thousand mainly because we reduced our inventory level as a measure of our inventory management improvement.

During the year ended December 31, 2009

Net cash used in operating activities was RMB6,433.3 thousand for the year ended December 31, 2009, primarily attributable to:

●	loss before tax of RMB4,553.1 thousand, adjusted by non-cash items such as depreciation and amortization of RMB3,390.0 thousand;

●	increase in trade receivables of RMB3,471.5 thousand certain customers delayed their payment to us under the influence of the global financial crisis that started in 2008;

●
increase in other receivable and current assets of RMB4,941.2 thousand mainly because we made short-term advances to our suppliers for them to meet their working capital needs during global financial crisis; and offset by

●	decrease in inventories of RMB3,177.9 thousand primarily because we reduced our inventory level in response to the general market slowdown during the global financial crisis.

Net cash (used in) generated from investing activities

During the year ended December 31, 2011

Net cash used in investing activities amounted to RMB1,391.0 thousand for the year ended December 31, 2011, which was primarily attributable to deposits paid and purchases of property, plant and equipment in the amount of RMB3,919.1 thousand in relation to replacement and upgrade of plants and machinery to expand our production facilities, offset by a release of restricted cash of RMB2,500 thousand, following the settlement of a legal dispute with an ex-shareholder of a subsidiary.

During the year ended December 31, 2010

Net cash generated from investing activities amounted to RMB803.9 thousand for the year ended December 31, 2010, which resulted from (a) net cash proceeds received in the amount of RMB3,579.1 thousand from our sale of a subsidiary, Maxclean Trading in December 2010, (b) proceeds from the disposal of a property in Hong Kong in the amount of RMB1,249.2 thousand, partly offset by (c) an increase in restricted cash of RMB2,500.0 thousand as a PRC court ordered our PRC subsidiary to set aside this sum in relation to a legal dispute with an ex-shareholder of this subsidiary, and (d) deposits paid and purchases of property, plant and equipment in the amount of RMB1,707.7 thousand to improve and expand our production facility.

During the year ended December 31, 2009

Net cash used in investing activities amounted to RMB4,063.1 thousand for the year ended December 31, 2009, which was attributable to (a) deposits paid and purchases of property, plant and equipment in the amount of RMB3,775.5 thousand mainly to improve and expand our production facility; and (b) advances made to a related company in the amount of RMB427.9 thousand.

Net cash generated from (used in) financing activities

During the year ended December 31, 2011

Net cash from financing activities was RMB34,208.1 thousand for the year ended December 31, 2011, which was primarily attributable to (a) capital contributions from equity holders of the Company amounting to RMB39,192.2 thousand (b) net new bank loans in the amount of RMB5,000.0 thousand, partly offset by (c) repayments to directors of RMB5,931.5 thousand, and (d) repayment to third parties of RMB4,000 thousand.

During the year ended December 31, 2010

Net cash used in financing activities was RMB469.8 thousand for the year ended December 31, 2010, primarily attributable to (a) repayment of loans to directors in the amount of RMB1,469.8 thousand and (b) a placement of a RMB500 thousand pledged deposit with a company which in turn provided corporate guarantees against certain of our bank borrowings, offset by (c) a cash advance from a third party of RMB1,500 thousand.

During the year ended December 31, 2009

Net cash from financing activities was RMB15,704.5 thousand for the year ended December 31, 2009, primarily attributable to (a) capital contributions from equity holders of the Company in the amount of RMB43,048.2 thousand, (b) capital contributions from non-controlling interests in the amount of RMB3,000.0 thousand, (c) net new bank loans in the amount of RMB5,000.0 thousand, partly offset by (d) repayments to directors in the amount of RMB35,343.8 thousand.

Indebtedness

Our borrowings consist of short-term borrowings from banks, related parties including Mr Yu Chunming, Mr Lo Chung Ling and Ms. Hua Xiafen as well as advances from Maxclean Trading. Borrowings and repayments from / to related parties were conducted to help support our working capital and capital expenditure needs. As at December 31, 2011, our total bank borrowing amounted to RMB42 million and our bank facilities were fully utilized. The following table sets forth the principal amounts of our outstanding short-term borrowings as of the dates indicated:

	As at December 31,
	2011	2010	2009
	RMB ‘000	RMB ‘000	RMB ‘000

Borrowings
Interesting- bearing bank borrowings (a)	42,000.0	37,000.0	37,000.0
Advance from a third party (b)	—	2,500.0	2,500.0
Advance from Maxclean Trading (c)	—	1,500.0	—
Due to a related party (d)	425.7	—	—
Due to directors (e)	3,983.6	9,913.4	11,405.9
Total	46,409.3	50,913.4	50,905.9

Borrowings
Secured borrowings	42,000.0	37,000.0	37,000.0
Unsecured borrowings	4,409.3	13,913.4	13,905.9
Total	46,409.3	50,913.4	50,905.9

Notes:
(a)
Our bank borrowings were denominated in RMB and bore fixed interest rates ranging from 5.31% to 5.84% per annum for the year ended December 31, 2009, from 5.31% to 6.39% per annum for the year ended December 31, 2010, and from 6.1% to 7.216% per annum for the year ended December 31, 2011. Because of the short maturity, the carrying amounts of current bank loans approximate their fair values.

Our bank borrowings as of their respective dates were secured by mortgages over the buildings and land use rights of the Company situated in Mainland China. The carrying values of these buildings under security were RMB17,428.5 thousand, RMB16,493.0 thousand and RMB15,575.0 thousand as of December 31, 2009, 2010 and 2011, respectively. The carrying amount of the land use rights under security were RMB2,460.0 thousand, RMB2,403.3 thousand and RMB2,346.7 thousand, respectively. In addition, our entire bank borrowings in the amounts of RMB5,000.0 thousand, RMB10,000.0 thousand, and RMB10,000.0 thousand as of December 31, 2009, 2010 and 2011, respectively, were secured by corporate guarantees from an independent third party, Wuxi City New District Chuang You Guaranty Limited. We placed a deposit of RMB500.0 thousand with them in order to obtain this guarantee. Other than the above guarantees, our bank loans do not contain any other material restrictive covenants.

(b)	Advances from a third party were unsecured, non-interest bearing and fully repaid on May 10, 2011.

(c)	The advance from Maxclean Trading was unsecured, non-interest bearing and fully repaid on June 2, 2011.

(d)	The amount due to a related party was unsecured, interest-free and repayable on demand.

(e)
Amounts due to directors, who are also the shareholders of the Company, are unsecured, interest-free and repayable on demand, except for an amount of RMB890.0 thousand which bears an interest rate of 3% per annum.

Capital Expenditures

We incurred capital expenditures of RMB3,775.5 thousand, RMB1,707.6 thousand and RMB3,919.1 thousand for the years ended December 31, 2009, 2010 and 2011, respectively. Our capital expenditures were used primarily to replace some obsolete equipment, to increase production capacity and to enhance the product quality as well as to develop new products to meet market demand.

We expect to continue investing in capital expenditures in the future as we plan to increase our competitiveness and market share through developing new products, improving the quality of our products and increasing our production capacity.

We expect that our total capital expenditures for the year of 2012 will be approximately RMB10,215.0 thousand, which will be used as follows:

●	Use approximately RMB7,055 thousand to replace old machinery that produce wipes

●	Use approximately RMB160.0 thousand to replace machinery that produces sticky mats

●	Use approximately RMB400.0 thousand to replace machinery that produces PE bags and to develop new products.

We also plan to invest RMB2,600.0 thousand for other capital expenditures such as upgrading our computer systems and laboratory equipments for quality testing.

The capital expenditures for the year of 2011 and 2012 were funded through the use of part of the RMB39.2 million we raised from our share placement in October 2011. See “Risk Factors — Risks Related to Our Business and Industry—There are factors beyond our control that could affect our expansion and upgrade plans and failure to successfully execute our business plans would have a material adverse effect on the growth of our sales and earnings.”

Contractual Obligations and Capital Commitments

The following table sets forth our financial obligations, contractual obligations and capital commitments as of December 31, 2011:

	Payments due by period
	Total	On demand	Less than 3 months	3-12 months	2-5 Years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Bank borrowings (a)	44,324.7	-	-	44,324.7	-
Due to a related party	425.7	425.7	-	-	-
Due to directors	3,983.6	3,983.6	-	-	-
Trade payables	7,549.7	-	7,549.7	-	-
Operating lease commitments	338.2	-	99.3	190.0	48.9
Capital commitments	2,043.0	-	-	2,043.0	-
Total	58,664.9	4,409.3	7,649.0	46,557.7	48.9
_________________
(a)	Includes expected interest payments of RMB2,324.7 thousand

Contingent Liabilities

As of December 31, 2009, 2010 and 2011, we have no significant outstanding contingent liabilities.

Quantitative and Qualitative Disclosures about Market Risks

In the normal course of business, we are routinely subject to a variety of risks, including market risks associated with interest rates, currency risk and liquidity.

Credit Risk

We trade only with customers we believe to be well-established and creditworthy. Company policy requires that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and our exposure to bad debts is not significant. Since we trade only with recognized and creditworthy third parties, there is no requirement for collateral. The credit risk of our other financial assets, which comprise deposits, other receivable, pledged bank deposits and cash and bank balances, arises from potential default of the counterparties, with a maximum exposure equal to the carrying amounts of these instruments.

In respect of trade and other receivables, in order to minimize risk, we have a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Creditworthiness evaluation of our customers’ financial position and condition are performed on each and every major customer periodically. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. We do not require collateral in respect of our financial assets. Debts are usually due within 90 days to 120 days from the date of billing. For debtors with balances aged more than 120 days past due, further credit would not be granted until all outstanding balances are settled.

In respect of trade receivables, our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk. At the end of each reporting period, we are exposed to certain credit risks as 58.63%, 40.84% and 44.88% of the total trade receivables at December 31, 2011, 2010 and 2009, respectively, were due from our five largest customers.

Our maximum exposure to credit risk is represented by the carrying amount of each financial asset. We do not provide any guarantees which would expose us to credit risk. Further quantitative disclosures in respect of our exposure to credit risk arising are set out in Notes 15 and 29 to our consolidated financial statements and related notes included elsewhere in this prospectus.

Liquidity Risk

Our policy is to regularly monitor current and expected liquidity requirements to ensure that we maintain a sufficient amount of cash and adequate committed lines of funding from major financial institutions to meet our liquidity requirements in the short and longer term. We have historically relied on bank and other borrowings and capital contributions from shareholders as a significant source of liquidity. As of December 31, 2011, we had suffered recurring losses from operations and negative operating cash flows and incurred an accumulated deficit of RMB68,304 thousand. These conditions indicate the existence of an uncertainty which may cast doubt on our ability to continue as a going concern. Please see section headed “Liquidity and Capital Resources” above for further details.

The following liquidity tables set out the remaining contractual maturities at the end of the reporting period of our financial liabilities based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date that we can be required to pay.

Specifically, for bank loans which contain a repayment on demand clause which can be exercised at the bank’s sole discretion, the analysis shows the cash outflow based on the earliest period in which the entity can be required to pay, i.e. if the lenders were to invoke their unconditional rights to call the loans with immediate effect. The maturity analysis for other bank borrowings is prepared based on the scheduled repayment dates.

December 31, 2011	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Interest-bearing bank borrowings	-	-	44,324.7	44,324.7	42,000.0
Due to a related party	425.7	-	-	425.7	425.7
Due to directors	3,983.7	-	-	3,983.7	3,983.7
Trade payables	-	7,549.7	-	7,549.7	7,549.7
	4,409.4	7,549.7	44,324.7	56,283.8	53,959.1

December 31, 2010	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Interest-bearing bank borrowings	-	37,277.4	-	37,277.4	37,000.0
Advance from a third party	2,500.0	-	-	2,500.0	2,500.0
Advance from Maxclean Trading	1,500.0	-	-	1,500.0	1,500.0
Due to directors	9,913.4	-	-	9,913.4	9,913.4
Trade payables	-	6,805.3	-	6,805.3	6,805.3
	13,913.4	44,082.7	-	57,996.1	57,718.7

December 31, 2009	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Interest-bearing bank borrowings	-	37, 323.5	-	37,323.5	37,000.0
Advance from a third party	2,500.0	-	-	2,500.0	2,500.0
Due to directors	11,405.9	-	-	11,405.9	11,405.9
Trade payables	-	7,190.4	-	7,190.4	7,190.4
	13,905.9	44,513.9	-	58,419.8	58,096.3

Interest Rate Risk

We do not have any significant exposure to risk of changes in market interest rates as all of our debt obligations were interest bearing at fixed rates.

Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States dollars and Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We currently do not hedge our foreign exchange exposure. Further quantitative disclosures in respect of our exposure to currency risk are set out in Note 29(d) to our consolidated financial statements.

Off-Balance Sheet Arrangements

We have no outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our Consolidated Financial Statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. We have not entered into nor do we expect to enter into any off-balance sheet arrangements.

Recent Accounting Pronouncements

Please see Note 2.2. to our consolidated financial statements.

INDUSTRY

Overview

We operate in a specialized industry in the manufacture of clean-room consumable products such as clean-room wipes, non-woven face masks, PE bags, stick mats and other clean-room products. We also produce, to a lesser extent, clean-room hardware products such as static control eliminators.

Clean-room products such as wipes, PE bags, sticky mats and face masks have to be manufactured in a clean-room environment in which factors such as temperature, humidity, pressure, particle count and air velocity are strictly controlled and monitored. Such products are typically used in industries that are sensitive to dust, particles and electrostatic charges and are used to minimize contamination caused by particles and to dissipate electrostatic charges. Such industries include the high-technology manufacturing industries such as the electronics industry which include the hard disk drive, semiconductor, flat panel display and consumer electronics sectors, as well as the medical device technology, biotechnology, pharmaceutical and aerospace industries. Clean-room consumable products are essential in the clean-room environment where they are used to reduce contamination by dust, chemical residue, impurities or particles during the manufacturing process. In addition, certain processes within the hard disk drive and semiconductor sectors also need clean-room hardware such as static control eliminators to dissipate electrostatic charges effectively.

Asia is a large and fast growing region for both clean-room consumables and hardware. Nearly all flat panel display production clean-rooms are located in Asia. Although the U.S. and Europe are still more technologically advanced in the world, China is a fast growing semiconductor producer in the world.

Competition

The clean-room products industry in China is highly competitive and rapidly evolving. We currently compete with companies located in China such as Dongguan Suorec Electronic Material Co., Ltd., Suzhou Selen Cleanroom Technology Co., Ltd., Suzhou TA&A Ultra Clean Technology Co. Ltd., and Shenzhen X & Y International Industrial Co., Ltd. In addition, as we enhance the quality of our products and increasingly penetrate markets outside China, we expect competition from major international integrated manufacturers of clean-room consumables, such as KM Corporation, Contec, Inc. and ITW Texwipe. We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our high quality products, our low labor costs and easy access to key resources from our strategically located production bases in China and our proprietary process technologies enhance our overall competitiveness.

China Market for Clean-room Products

Industry Trends in China

The consumption of clean-room products have increased significantly in China over the past decade. Due to China’s competitive advantages in production costs, many Chinese clean-room products manufacturers have gradually attracted the attention of international manufacturers who now have a strong intent to establish production bases in China, leading China to be one of the most promising players in the global clean-room products industry. In recent years, many large institutional customers have been looking to Chinese companies for overall solutions in the clean-room products industry, which provides a valuable opportunity for Chinese clean-room products manufacturers.

Historically, demand of clean-room products in China can best be characterized as price driven with consumers paying more attention to price than product quality. However, high-tech companies in China are now realizing the need to improve product quality in order to compete with other international electronic manufacturers. As part of this effort, they are adopting international manufacturing techniques, which involve using more clean-room consumables. While large global enterprises have increased their demand for high quality clean-room consumables, only a handful of companies in China possess the capabilities and production services required to satisfy these requirements. Companies that have such capabilities include ourselves as well as our key competitors such as Dongguan Suorec Electronic Material Co., Ltd. and Suzhou TA&A Ultra Clean Technology Co. Ltd. Thus, although the low-end market for clean-room products (i.e., with the ability to manufacture products for use in clean-rooms for class 10,0003 and above) is extremely saturated, the high-end market (with the ability to manufacture products for use in clean-rooms for class 100 and below) is under-supplied.

____________________
3 clean-room which has no more than 10,000 particles/ft3 of a size 0.5um and larger as set out in Federal Standard 209E Airborne Particulate Cleanliness Classes in Clean-rooms and Clean Zones approved by the U.S. General Services Administration.

In recent years, many international enterprises are transferring their production bases to China in order to cut production costs, and downstream enterprises, namely those that operate in the electronics, semiconductor, optoelectronics, and health care industries are developing rapidly. As a result, the application of clean-room consumables and its related services is expected to become more widespread.

Growth of Clean-room Medical Devices Industry in China

The application of clean-room consumables in the medical devices industry has become increasingly popular, particularly during the recent decade. More recently, due to the policies implemented by the Chinese government, the expanding consumption rate of the general market and the fact that medical devices products are playing a more important role in our lives, the industry will likely experience continued growth.

Growth of the Clean-room Optoelectronic and Semiconductor Industry in China

The optoelectronic and semiconductor industry has also benefited from the increased production of clean-room consumables. With the extensive use of clean-room products in the microelectronic, optoelectronic and semiconductor industry, this industry is expected to continue to grow.

BUSINESS

Overview

Mr. Yu Chunming (余春明), our chairman and director, is one of the pioneers in the development and manufacture of contamination control supplies and critical cleaning products in China, with over 20 years of success in the industry. Mr. Yu started his career in the cleanroom industry as a manager of Hang Kai Plastic Manufacturing Company Limited (航凯塑胶制品有限公司) from 1992 to 1994 where he was primarily responsible for the operation of the cleanroom plastic bag production lines and held some senior management responsibilities. Mr. Yu then set up his own factory, Zhao Run Plastic Manufacturing Company Limited (召润塑胶制品（深圳）有限公司), in 1994. In 2002, Maxclean (China) Holdings Limited was founded in Hong Kong, and in the same year, Mr. Yu joined the company as executive director. Mr. Yu and his team have been actively developing, manufacturing and distributing for sale products used for contamination control in highly controlled and critical environments, or clean-rooms. Our comprehensive range of disposable clean-room consumable products includes wipes, PE bags, sticky mats, face masks and other clean-room consumables, including swabs and caps, which we supply to our customers in the PRC domestic and overseas markets. Our products are marketed under our trade name “Maxclean” and are employed in high-technology manufacturing industries, which require certain manufacturing and assembly processes to be carried out in highly controlled, dust-free and electrostatic-free critical environments. In particular, we seek to maximize purity levels for clean-room environments for customers in the hard disk drive, optics, semi-conductor, TFT-LCD, electronics, biotechnology, pharmaceutics and food processing industries.

All of our products are manufactured at our modern facilities located in Wuxi. Our production lines have been certified to international ISO9001 and ISO14001 standards. Our products are sold through our four sales and marketing offices located in Hong Kong, Wuxi, Shenzhen and Chengdu.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the clean-room and controlled-environment supply industry.

We are well positioned to benefit from strong market fundamentals driven by growing Chinese and international industrial production capacities across a range of sectors.

We have over 10 years of business operations history in China, delivering high-quality clean-room consumable products to a diversified consumer base. Over the past decade, we have successfully expanded our global marketing footprint. In addition to our headquarters in Wuxi, we have established two domestic sales and marketing offices in Shenzhen and Chengdu, and one domestic and overseas sale and marketing office in Hong Kong. Our sales and marketing office in Shenzhen provides us with convenient access to product manufacturers located in this significant manufacturing hub in China. Our office in Chengdu serves the market demand in southeast China, a rapidly growing manufacturing region in China which benefits from low labor costs and government incentives supporting industrial growth. Our sales and marketing office is located in Hong Kong, an international commercial and financial center with easy access to major export markets, and has assisted in establishing our presence in our major strategic export markets such as Japan, South Korea, the United States, Canada, Taiwan, Malaysia and Singapore through our international distribution network.

We believe that the clean-room consumables industry will continue to grow at a rapid pace in the short-to-medium term. Clean-room consumable products are used in clean-room environments where it is necessary to control and reduce contamination by dust, chemical residue, impurities and particles during the manufacturing process. We expect that growth within the clean-room consumables sector will be driven primarily by continued projected growth in demand for manufactured semiconductors, electronic pharmaceuticals, medical devices and other products. We believe the semiconductor industry and hard drive electronics industry in China will continue to grow. We believe that Asia is a large and fast growing region for clean-room consumables and we are well positioned to benefit from the projected growth in demand for clean-room consumable products.

We have established an increasingly diversified, high-quality customer base.

As of December 31, 2011, we had an aggregate of approximately 280 clean-room customers from China, South Korea, Canada, Taiwan and other countries and regions. Our products have broad application and our existing customers operate in diverse industries, in particular the hard disk drive, semiconductor, LED (light-emitting diode, a semiconductor light source) and TFT (thin film transistor) product sectors, thereby minimizing our dependence on a particular market segment. Our top five customers in 2011 were Elektroskandia Logistics (Shanghai) Co., Ltd., Xiamen Xinhanmei Manufacturing and Trading Company Limited, Jiangsu Zhongneng Poly Silicon Technology Development Company Limited, MMI International Company Limited and AT&S (China) Company Limited. We have long-term relationships with many of our customers and are a selected vendor of clean-room consumable supplies for some well-known international enterprises including LG Corp. and the Samsung Group.

We have been able to build an expanding customer base for our clean-room products with our consolidated presence in China and increasing presence internationally. We sell our clean-room supplies through our four sales offices located in Hong Kong, Wuxi, Shenzhen and Chengdu. We are in the process of establishing three more China domestic marketing and sales offices in three major cities in China including Wuhan, Guangzhou and Nanjing. We are also expanding our worldwide distribution network especially in Japan, South Korea, the United States, Canada, Taiwan, Malaysia, Singapore and other markets. We have sales representatives in South Korea and established wholesale relationships with local distributors in Malaysia and Canada. For the year ended December 31, 2011, our sales to international customers represented approximately 6.5% of our total revenue. In addition to our wide presence and strong sales channel, the quality of our products, customized solutions and after-sales services has also been helping us retain existing customers and develop relationships with new customers.

Our ability to provide high-quality products enables us to increase our sales and enhance our brand recognition.

We have made significant efforts to continuously improve the quality of our products. We have been a pioneer in the Chinese market of clean-room consumables and developed substantial expertise in manufacturing an increasing range of clean-room products. Leveraging this expertise, we have improved our production equipment, expanded manufacturing capacity, adopted and implemented state-of-the-art technology for our production processes and implemented strict quality control procedures. Our manufacturing facilities are equipped with advanced equipment, all of which are less than five years old, that we have procured from both overseas and domestic vendors. Our manufacturing facilities enable us to reduce contamination, human error and labor costs, enhance efficiency and gain a competitive advantage over our competitors that do not use advanced manufacturing processes and equipment. For example, we are one of a few clean-room consumable producers in China that can use liquid particle counter technology to monitor water cleanliness during the washing process.

We carry out stringent quality control checks at all stages of the manufacturing process to ensure strict adherence to internal operational procedures and international clean-room standards. We operate in accordance with ISO9001 quality management standards. Additionally, our advanced laboratory testing facilities have also been certified by Suzhou Institute of Measurement and Testing Technology and Suzhou Shangke Product Test Center, both of which are recognized by the Certification and Accreditation Administration of the PRC. Certified by Quest Technology Pte Ltd, our wipes production processes are conducted in clean-rooms that meet Class 100 standards, the third highest class in the widely used six classes of U.S. FED STD 209E Clean-room Standards. Clean-rooms are classified according to the number and size of particles permitted per volume of air. A Class 100 clean-room refers to a room containing less than 1,000 particles of contaminants per cubic foot air. We believe that we are in a leading position in carrying wipes production in Class 100 clean-rooms among our competitors in China.

Our experience and capability in the clean-room consumables industry, and compliance with stringent international standards, have enabled us to provide high quality pre-designed and tailored products which in turn broaden our customer base. We enhance our brand name recognition in both the domestic market and overseas market by producing high quality products.

We are led by a strong management team with demonstrated execution capabilities.

We have a strong management team led by our Mr. Yu Chunming and chief executive officer Mr. Wong Siu Hong, with proven complementary experience in the manufacturing industry, corporate management and development and execution of growth strategies. Mr. Zhang Chang Dong, our chief financial officer, has more than 10 years of accounting experience and prior to joining our company, was the financial controller at Voith Paper Rolls China where he was in charge of functions including the accounting, finance, legal, logistics and administration of the company. We believe that our management team possesses the insight, vision and knowledge required to effectively execute our growth strategy. Under their leadership, we believe we are in a strong position to continue to expand and develop our business to provide an increasingly diverse, high-quality and competitive suite of products to the growing domestic and overseas markets for clean-room products.

We have an integrated and diversified manufacturing structure.

We have developed an integrated production process with the in-house expertise to manage the entire value chain from the sourcing of raw materials, formulation and customization of products, testing and quality assurance, to the packaging and delivery of finished products to our customers. We believe that our integrated manufacturing platform provides us with a more efficient production process, shorter product development and production cycles, and better control over quality and lower costs, compared to other less vertically integrated companies. Our vertical integration also gives us the ability to respond more quickly to changing market and customer requirements, and benefit from increased margins. We have made comprehensive improvements to our various production processes, including periodic investments in and replacement of equipment to allow for greater precision, automation and production of premium quality products. We believe that as our degree of integration and product diversification increases, we will be better able to withstand, and capitalize on, fluctuating profit margins of the range of consumable products within the clean-room consumables industry. We believe we are well positioned to improve our overall profit margin relative to many of our competitors that are not as integrated as we are or that produce only a limited range of clean-room consumable products.

Our Strategies

In order to achieve our goal of becoming a leading supplier of clean-room consumable products, we intend to pursue the following principal strategies:

Continue to improve the quality and range of our products through enhanced research and development capabilities

We believe that continued improvement of our research and development capabilities is vital to furthering our expansion into the international export markets, consolidating our presence within the premium sector of the clean-room consumables industry and maintaining our long-term competitiveness. Our research and development laboratory, which is located at our headquarters in Wuxi, focuses on enhancing the quality of our existing product range, developing new products to meet evolving customer needs in the international export markets, tailoring customized solutions and improving production efficiency. Clean-room wipes represent the greatest percentage of revenues among our product range and, in the short-term, our research and development team will focus on producing premium quality wipes with a lower particle count, for use in environments generally located in developed export markets such as the United States, Canada, Singapore and Taiwan, where we can generate a higher profit margin from the potentially higher average product selling price. Our research and development team consists of experienced mechanical engineers that develop proprietary know-how and technologies for use in our product manufacturing and raw material examination processes. We currently have 12 staff in our research and development department and expect to increase the number to 16 by the end of 2012. Our expenditure on research and development was around RMB550 thousand in year 2011 and our expenditure budget on research and development is RMB1.7 million in the year 2012.

Continue to expand and update our production capacity to improve our manufacturing processes.

We plan to continue to expand and upgrade our clean-room consumables manufacturing capacity to improve production efficiency and produce superior premium products, thereby extracting the full value from our integrated production processes. In order to achieve this goal, during the second half of 2011, we have expanded and upgraded our existing production facilities. We intend to continue our strategic focus on consolidating our presence within the clean-room wipes market through the launch of a new generation of wipes with a lower particle count appropriate for use in more highly sensitive environments which many of our customers currently import from developed countries. As a result our improved production, we expect sales of wipes to increase in the coming years.

Establish and strengthen our brand.

Since our inception, we have established a reputation for providing our customers with high quality clean-room consumable products at competitive prices. As we improve our product lines and increase our operation scale, we intend to establish strong brand recognition among our customers. To achieve this, we plan to take the following initiatives:

●
continue to provide our customers with high quality products and services by further improving our manufacturing process, strengthening quality control, providing tailored one-stop solutions and increasing the level of our vertical integration;

•	increase our brand awareness among major participants in the semiconductors and hard drive electronic industries worldwide by strengthening our marketing and sales efforts to such customers; and

•	extend our distribution network domestically and internationally in a flexible and practical manner in order to establish our presence in key markets.

Expand our sales and marketing network and enhance our sales and marketing channels both in China and internationally.

As we continue to diversify our product lines, we also plan to continue expanding our global marketing footprint. We currently have our headquarters in Wuxi as well as two other domestic sales and marketing offices in Shenzhen and Chengdu. Our Shenzhen sales and marketing office provides us with convenient access to product manufacturers located in this significant domestic manufacturing hub while our Chengdu office services that rapidly growing manufacturing region, which benefits from low labor costs and government incentives that support industrial growth. Additionally, we also have a sales and marketing office in Hong Kong, an international commercial and financial center with easy access to major export markets. Our Hong Kong office helps strengthen our international distribution network with strategic international markets in Japan, South Korea, the United States, Canada, Taiwan, Malaysia and Singapore. As the clean-room consumables market becomes increasingly competitive, we plan to continue expanding our sales and marketing networks to promote our brand in these markets. We are in the process of establishing three more sales and marketing offices in Wuhan, Guangzhou and Nanjing, China. We have sales representatives in South Korea seeking out potential customers and promoting our products and brand recognition. Furthermore, we plan to develop a stable end-user customer base and strengthen our distributor and sales agent network. We will also continue to diversify our marketing activities, including advertising in major industry publications, attending trade shows worldwide while continuing to provide high quality services to our customers. Our plan for international expansion will primarily be through strengthened connections with distributors until we feel the need to establish our own offices overseas.

Diversify and strengthen our customer relationships while securing raw material supplies at competitive cost.

We believe our ability to establish and maintain long-term relationships with our customers are critical to our continued business development. We communicate with our customers on a regular basis in order to understand and meet their needs. We also seek to attract new customers and strengthen our relationships with existing customers by optimizing our pricing system. We believe that secure and cost-efficient access to our supplies of principal raw materials is also important for our future success. As such, we intend to further diversify our raw material sources by enlarging our supplier selection base with suppliers in and outside China. As business continues to grow, we intend to establish strategic partnerships with some of our suppliers, primarily raw material suppliers, so that we can ensure consistent supplies at competitive prices.

Our Products

We develop, manufacture and sell consumable contamination control supplies for use in clean-rooms under our trade name “Maxclean”. Following our strategic plan of becoming a worldwide, leading integrated producer of clean-room consumables, we have been striving to diversify and expand our product range throughout the past decade. Currently, we manufacture and sell the following product lines: wipes, PE bags, sticky mats, face masks, and other products including anti-static swabs, disposable gloves and caps. Each of our product lines includes numerous tailored solutions to meet the specific needs of customers in diverse industries. Recently, we introduced new products, including BOPP bags and micro-fiber wipes designed for optical clean-room application. We are also currently in the process of developing a new generation of more efficient and user-friendly wipes with a lower particle count, which is expected to be used in highly sensitive environments.

The following table sets forth details of the sales of our products for each of the periods indicated:

	Year ended December 31,
	2011		2010		2009
	Sales volume	Revenue	Sales volume	Revenue	Sales volume	Revenue
	thousand pieces	RMB ‘000	thousand pieces	RMB ‘000	thousand pieces	RMB ‘000

Wipes	122,072.8	20,285.2	78,667.5	16,063.0	61,547.3	11,976.2
PE bags	114,173.4	12,452.5	125,024.6	13,396.8	91,698.3	7,981.1
Face masks	39,068.0	4,992.0	30,533.7	4,791.7	38,466.9	6,108.2
Sticky mats	355.8	7,933.4	434.3	8,685.2	379.8	7,771.8
Others(1)	—	13,115.2	—	10,341.6	—	7,289.4
Total	—	58,778.3	—	53,278.3	—	41,126.7
__________________________
(1)	Others mainly include swabs, static control products, disposable gloves and caps.

Wipes — We produce a wide range of launderable and non-woven clean-room wipes for general wiping, cleaning and spill control in critical working environments.

Launderable wipes. Our launderable wipes are widely employed in highly critical areas and are available in numerous varieties of filament polyester and nylon fabrics. Our launderable wipes are processed using various cutting methods, namely, laser sealed edge, ultrasonic sealed edge, heat sealed edge, or normal cut.

Non-woven wipes. Our non-woven wipes are more economical than launderable wipes and are designed for use in environments with less-stringent particle requirements, such as ISO Class 6 and 7 clean-rooms. They are produced from a variety of non-woven cotton, polyester or nylon fabrics and other options to achieve desired absorption, low-lint, soft texture, anti-static or anti-abrasive specifications.

PE bags — Our PE bags are designed for packaging critical products that require packaging with ultra-low ionic contamination and outgassing, such as semiconductor, hard disk drive, electronics, medical and pharmaceutical accessories. Accordingly, our PE bags are produced in Class 100 modular clean-rooms using pure, high quality resins which are free from amide, amine, silicone oil and phthalate esters. Our bags have ultra-low particle counts and non-volatile residue and are certified in accordance with Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, a regulation enforced by the National Measurement Office Enforcement Authority in the United Kingdom as free from heavy metals and hazardous chemicals. They are available in varying sizes, thicknesses, lengths, widths and colors.

Face masks — We produce a range of superior quality surgical and critical area face masks available in varying specifications. These face masks are made out of one of five different categories of fabric, specifically: (i) spunbond, non-woven polypropylene which is ideal for general purpose and medical or clinical usage (ii) combined polymer fabric, which is ideal for a Class 10 to 100 clean-room (iii) cellulose composite, which is also ideal for a Class 104 to 100 clean-room (iv) specialist spunbond polymer, for use in hazardous environments, and (v) die cut polymer spunlace, which is ideal for use in the food industry. Our face masks are available in earloop, overloop and tie-on design. Face masks are also available in varying sizes, colors and plies.

Sticky mats — Our adhesive-coated contamination control mats are designed to meet stringent clean-room specifications and for use in entryways, walkways and traffic areas where contamination must be controlled. Each mat is composed of multiple layers of polyethylene films coated with custom high tack adhesive laminated together into a stack. When the top layer becomes soiled, it can be peeled off to expose the next clean sheet of the mat. Our mats capture 99% of all foot-borne and wheel-borne particulates from entering the controlled working environment. The sticky mats employ a water-based acrylic adhesive, with a pH of 7 to 8. Our mats are certified by RoHS as free from heavy metals and hazardous chemicals. Our sticky mats are available in standardized as well as customized sizes and colors.

________________
4 clean-room which has no more than 10 particles/ft3 of a size 0.5um and larger set out in Federal Standard 209E Airborne Particulate Cleanliness Classes in Clean-rooms and Clean Zones approved by the U.S. General Services Administration.

Seasonal factor affects our product sales. We generate higher revenue during the period from September to January each year, because that is the high season of respiratory system diseases such as the flu in China, which creates greater demand for our clean-room consumables such as wipes and face masks.

Manufacturing

The diagram below illustrates principal procedures involved in our production process of our products.

Wipes

As a preliminary matter, raw material fabrics are inspected to ensure adequate width, length, weight, texture and other critical measurements. In order to produce launderable wipes, fabrics are cut to size using proprietary laser edged and/or ultrasonic sealed edge technologies which seal the edges to minimize particle and lint contamination. Thereafter, fabrics undergo multiple cleaning and drying processes, the former employing distilled water to ensure minimum particle and fiber contamination. Wipes are thereafter packaged in a clean Class 100 environment. A similar process is used in producing non-woven wipes except that no cleaning and drying process is required.

Face Masks

Our face masks are produced within a Class 10,000 clean-room equipped with high-speed mask and ribbon making machines. The production of our face masks involves meltblowing, followed by slitting and cutting the fabric to the requisite specification and attachment of the binding and ear loops. The masks are passed through an air shower box for micro-contamination removal and packaged under a Class 100 vertical laminar flow clean hood.

PE bags

As a preliminary matter, we check the raw material fabrics to ensure they are in adequate texture, color and not damaged or stained. The raw materials are mixed and preset to have correct weight of resins and correct film thickness. In order to produce our clean-room packaging bags, low or/and high density polyethylene is fed into a blower machine which is equipped with molds necessary to wipe off the dust, clean the surface of the resins, correct the thickness, transparency and width of the resins to achieve the desired size and thickness of the bag. The blower machine processes the polyethylene into a roll form output which is subsequently placed on a cutting machine to cut into the desired size.

Sticky mats

To produce sticky mats, polyethylene pellets are first pressurized and blown into continuous series of polyethylene film which is cut to the desired specification. Once cooled, each layer of film is laminated with an acrylic-based adhesive. Each piece of sticky mats is composed of 30 to 60 layers of polyethylene film, with a thickness range of 30mm to 45mm.

Research and Development

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. As of December 31, 2011, we employed 12 experienced engineers at our research and development laboratory, focusing on enhancing our product quality and improving production efficiency. We are planning to bring in 4 more members to our research and development team by the end of 2012. Through our processing technology, we have implemented production processes that enable us to reduce particle and fiber content through sophisticated washing techniques and increase the product quality of our wipes through the usage of innovative edge-sealing technologies. Our research and development team is, as of the date of this prospectus, focused on developing a new generation of wipes with a lower particle count appropriate for use in more highly sensitive environments and which many of our customers currently import from more developed markets. Our research and development personnel also work with our customers to develop tailored products.

We intend to continue to devote management and financial resources to research and development to further enhance the diversity and quality of our products, increase productivity and lower our overall production costs.

Quality Control and Certification

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. We have also received RoHS certification, which indicates compliance with the European Directive on the Restriction of Hazardous Substances, for our sticky mats and PE bags. We have received various other certificates with respect to our products and manufacturing processes.

We have established systematic inspections and product testing at various stages of the production process, from raw material procurement to finished product testing, to identify product defects, administer preventive or corrective measures and ensure that our processes and products are in accordance with applicable standards and meet customer requirements. Raw materials that fail to pass our incoming inspection are returned to suppliers.

We believe that we are able to maintain the quality and reliability of our products through close monitoring of our manufacturing processes and product testing by our quality control team and scheduled maintenance of our machinery. To ensure the effectiveness of our quality control procedures, we also provide periodic training to our production line employees. As of December 31, 2011, our quality control team consisted of 17 employees and included engineers, equipment maintenance technicians and raw material inspectors. Our quality control team also works with our sales and marketing team to provide customer support services. Our quality control team uses advanced fourier transform infrared spectroscopy, ion chromatograph and liquid particle counter equipment to test the quality of our products, including non-volatile residue, ion contamination, absorbency, particle count and other specified product characteristics. In addition, as part of our customer support services, we also regularly follow up with our customers regarding our product quality and incorporate their suggestions for process improvements.

Customers

Historically, we sold substantially all of our products to customers in China. Since the mid 1990s, we commenced the sale of our products in overseas markets through wholesale to the local distributors. Currently, our products are sold in China, Hong Kong and other overseas market, including Japan, South Korea, Canada, the United States, Taiwan, Singapore and Malaysia. The following table sets forth our revenue by geographic locations for the period indicated:

	Year ended December 31,
Revenue by geography	2011		2010		Change
	RMB’000%		RMB’000%		RMB’000%

PRC	45,727.2	77.8	36,987.9	69.4	8,739.3	23.6
Hong Kong	9,201.9	15.7	11,285.9	21.2	(2,084)	(18.4)
Other overseas market (1)	3,849.2	6.5	5,004.5	9.4	(1,155.3)	(23.1)
Total	58,778.3	100.0	53,278.3	100.0	5,500.0	10.3

	For the year ended December 31,
Revenue by geography	2010		2009		Change
	RMB’000%		RMB’000%		RMB’000%

PRC	36,987.9	69.4	23,423.7	57.0	13,564.2	57.9
Hong Kong	11,285.9	21.2	11,586.1	28.2	(300.2)	(2.6)
Other overseas market (1)	5,004.5	9.4	6,116.9	14.8	(1,112.4)	(18.2)
Total	53,278.3	100.0	41,126.7	100.0	12,151.6	29.5
_____________________
(1)           Other overseas market mainly includes Japan, South Korea, United States, Canada, Taiwan, Singapore and Malaysia.

We sell a range of clean-room consumable products. Our wipes are our largest revenue contributor, accounting for 34.5% of our total revenues in the year ended December 31, 2011, followed by PE bags, which accounted for 21.2% of total sales in the same period. As we continue to diversify and expand the range of our products, we expect that an increasing proportion of our revenues will be derived from our wipes and PE bags. As of December 31, 2011, we had an aggregate of approximately 240 customers for our clean-room consumable products in China and 40 from overseas markets.

The following table sets forth the information regarding our top five customers for the periods indicated:

Customer	For the year ended December 31, 2011
	Amount (RMB’000)	% of revenue

Elektroskandia Logistics (Shanghai) Co., Ltd.	7,052.5	12.0
Xiamen Xinhanmei Manufacturing and Trading Company Limited	5,962.8	10.1
Jiangsu Zhongneng Polysilicon Technology Development Company Limited	2,154.7	3.7
Sumitomo Electronics (Shen Zhen) Company Limited	2,729.5	4.6
Zhuhai Zixing Electrics Company Limited	2,711.5	4.6
Other customers	38,167.3	65.0
Total sales of 2011	58,778.3	100.0

Customer	For the year ended December 31, 2010
	Amount (RMB’000)	% of revenue

Elektroskandia Logistics (Shanghai) Co., Ltd.	5,084.2	9.5
Fuqun Electrics (Wuxi) Company Limited	3,639.1	6.8
Jiangsu Zhongneng Polysilicon Technology Development Company Limited	2,801.0	5.3
Xiamen Xinhanmei Manufacturing and Trading Company Limited	2,508.6	4.7
Zhuhai Zixing Electrics Company Limited	2,045.0	3.8
Other customers	37,200.4	69.9
Total sales of 2010	53,278.3	100.0

Customer	For the year ended December 31, 2009
	Amount (RMB’000)	% of revenue

Elektroskandia Logistics (Shanghai) Co., Ltd.	5,381.4	13.1
SW Industries PTY Ltd	2,400.4	5.8
SEI	2,028.1	4.9
AT&S (China) Company Limited	1,880.3	4.6
Zhuhai Taien Electrics Company Limited	1,594.0	3.9
Other customers	27,842.5	67.7
Total sales of 2009	41,126.7	100.0

Sales and Marketing

We sell our products under our own brand “Maxclean”. Our customers for our clean-room consumable products include companies engaged in hard drive electronics, semiconductors, LED and TFT products manufacturing or processing businesses. To achieve expansion of our sales channels and broad market penetration, we sell our clean-room supplies through our four sales and marketing offices each located in Hong Kong, and three cities in China including Wuxi, Shenzhen and Chengdu. We are in the process of establishing three more sales and marketing offices each in Wuhan, Guangzhou and Nanjing, China. We have sales representatives in South Korea seeking out potential customers and promoting our products and brand recognition.

We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our major customers include subsidiary companies of leading multinational corporate groups such as Samsung Group and LG Corp.

We sell our products primarily under short term purchase orders issued from our customers. The terms of the purchase orders are usually monthly or quarterly under which we deliver our products by installments every week. Price negotiation and sample testing often occurs prior to customers issuing a purchase order, and for new customers, they may visit our manufacturing base in Wuxi before issuing us their first purchase order. We review and adjust our product pricing system periodically as the purchase price of each individual purchase order is often further negotiated and determined on a case-by-case basis. Normally, we grant our customers a payment credit term of 90 days to 120 days upon product delivery. To a lesser extent, we have customers that make a deposit or full payment before or upon product delivery.

Raw Materials

The raw materials used in our manufacturing process consist primarily of polyethylene pellets and non-woven fabric. Polyethylene pellets are the main raw material in manufacturing sticky mats and PE bags. Non-woven fabric includes two types, being polypropylene and filament polyester. Polypropylene is used as the main raw material in producing non-woven wipes and face masks. Filament polyester is the main raw material in manufacturing launderable wipes. Other supplemental materials we use in our manufacturing process include nylon, cotton, cellulose, natural rubber, nitrile latex, etc. For the year ended December 31, 2011, wipes, PE bags, sticky mats, face masks and other clean-room consumables accounted for approximately 29%, 24%, 16%, 5% and 26% of our total raw material costs, respectively.

These raw materials together represented approximately 82% of our total cost of sales for the year ended December 31, 2011, and 82% and 83% of our total cost of sales for the years ended December 31, 2009 and 2010, respectively. The factors that influence the prices of our raw materials include the crude oil price, market demand and supply, among others. For example, the average purchase price of our polyethylene pellets increased significantly from RMB8.5 per kilogram in 2009 to RMB10.2 per kilogram in 2010 along with the increase in the price of crude oil.

We purchase raw materials from our suppliers through issuing purchase orders to our suppliers. We have at least two suppliers for each type of our main raw materials. The transportation costs are usually borne by the suppliers. The suppliers usually grant us a credit term of 30 days to 60 days upon goods delivery. As the prices of polyethylene pellets and non-woven fabric fluctuate along with the crude oil price, we use short term purchase orders and spot market purchase from time to time to minimize pricing risk.

Property, Plant and Equipment

The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations as of December 31, 2011.

Location	Approximate Square Meters	Principal Use or Presently Contemplated Use	Owned or Lease Expiration Date
Hong Kong	46.0	Management, Administration, Sales and Marketing	Shared with related parties without any formal lease.
Wuxi, China	54,783.4	Management, Operation Warehouse, Sales and Marketing	Owned; land use right to expire on May 29, 2053
Shenzhen, China	485.0	Sales and Marketing, Warehouse	Leased to April 30, 2013
Chengdu, China	57.2	Sales and Marketing	Leased to September 18, 2012

Manufacturing Facilities

Our manufacturing facilities are located in Wuxi, China, covering approximately 54,783 square meters. As of the date of this prospectus, we had over 120 major machines used in our operations. None of these machines are encumbered. We maintain high utilization rate in operating our major machines. Our production facilities in Wuxi currently have annual production capacity to produce approximately 276,000 thousand pieces of wipes, 1,500 tonnes PE bag film, 78,000 thousand pieces of face mask and 444.0 thousand pieces of sticky mats.

Planned Capital Expenditures

We expect to continue investing in capital expenditures in the future as we plan to increase our competitiveness and market share through developing new products, improving the quality of our products and increasing our production capacity.

We expect that our total capital expenditures for the year of 2012 will be approximately RMB10,215.0 thousand, which will be used as follows:

●	Use approximately RMB7,055 thousand to replace old machinery that produce wipes

●	Use approximately RMB160.0 thousand to replace machinery that produces sticky mats

●	Use approximately RMB400.0 thousand to replace machinery that produces PE bags and to develop new products.

We also plan to invest RMB2,600.0 thousand for other capital expenditures such as upgrading our computer systems and equipment for quality testing.

We fund our capital expenditures for the second half of 2011 and 2012 through the use of part of the RMB39.2 million we raised from our share placing in October 2011. See “Risk Factors — Risks Related to Our Business and Industry — There are factors beyond our control that could affect our expansion and upgrade plans and failure to successfully execute our business plans would have a material adverse effect on the growth of our sales and earnings.”

Intellectual Property

Our trademark is Maxclean. The following is an image of our trade mark:

We possess proprietary process technologies and know-how that allow us to develop and produce a broad range of clean-room consumable products, including those that are customized to meet the specifications of our customers. In addition, we integrate our proprietary know-how and technologies, such as static elimination, with the equipment purchased from equipment vendors to increase our production capacity and efficiency. As of the date of this prospectus, we do not have approved patent or pending patent applications.

We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

Competition

We operate in a highly competitive and rapidly evolving market. As we enhance the quality of our products and increasingly penetrate the major export markets, we will compete with major international integrated manufacturers of clean-room consumables, such as KM Corporation, Contec, Inc. and ITW Texwipe, as well as companies located in China such as Dongguan Suorec Electronic Material Co., Ltd., Suzhou Selen Clean-room Technology Co., Ltd., Suzhou TA&A Ultra Clean Technology Co. Ltd. and Shenzhen X & Y International Industrial Co., Ltd. We expect to face increased competition as other manufacturers of clean-room consumables continue to expand their operations. Many of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our high quality products, our low lobar costs and easy access to key resources from our strategically located production bases in China and our proprietary process technologies enhance our overall competitiveness.

Production Safety

We are subject to extensive PRC laws and regulations in relation to labor and safety. We have adopted stringent safety procedures at our facilities to limit potential damage and personal injury in the event of an accident or natural disaster, and have devised a number of internal guidelines as well as instructions for our manufacturing processes. We distribute safety-related manuals to employees and post bulletins setting forth safety instructions, guidelines and policies throughout our facilities. Failure by employees to follow these guidelines and instructions result in fines, disciplinary action or even dismissal. All of our new employees undergo extensive safety training and education. We require our technical staff to attend periodic training programs taught by instructors to enhance their work safety awareness and ensure safe equipment operation. We conduct regular inspections and our experienced equipment maintenance team oversees the operation of our manufacturing lines to maintain proper and safe working conditions. Although periodic work injuries do occur, we have not experienced any major work-related injuries and our operations have been in compliance with the applicable labor and safety laws and regulations in all material respects.

Environment Matters

We generate and discharge waste water at various stages of our manufacturing process. The contamination level of the waste water we discharge is very low, and we are not required under PRC laws and regulations to equip our manufacturing facilities with pollution abatement equipment to treat the waste water before discharging. Nevertheless, we are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees for the discharge of waste materials above prescribed levels. The Environmental Protection Bureau of Wuxi city periodically inspects the waste water we discharge and imposes water processing fees based on the water contamination level. As of the date of this prospectus, no outstanding waste water processing fees are outstanding. PRC national and local environmental laws and regulations also require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. As of the date of this prospectus, no such penalties had been imposed on us.

Employees

As of December 31, 2011 and 2010 and 2009, we had a total of 233, 267 and 245 employees, respectively. The following table sets forth the number of our employees categorized by function as of dates indicated:

As at December 31,	Management	Manufacturing	R&D	Quality Control	Administration	Total

2011	13	144	12	17	47	233
2010	12	173	5	35	42	267
2009	11	163	2	25	44	245

For the years ended December 31, 2011, 2010 and 2009, our total staff costs, including pension scheme contributions but excluding share based compensation, were RMB12,645.8 thousand, RMB8,899.1 thousand, RMB6,084.7 thousand, respectively.

We typically enter into a standard confidentiality and non-competition agreement with each of our management and research and development personnel. Each of these contracts includes a covenant that prohibits the relevant personnel from engaging in any activities that compete with our business during his or her employment with us and for one year after their employment with us.

Our employees are part of a union and are subject to a collective bargaining agreement. As of the date of this prospectus we have not experienced any labor disputes or any difficulty in recruiting staff for our operations.

Insurance

We have insurance policies including general property insurance, fire insurance, vehicle insurance and mandatory traffic insurance. We do not have business interruption insurance or natural disaster insurance.  We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Risk Factors — Risks Related to Our Business and Industry — We have limited insurance coverage which may not completely cover the risks related to our business and operations, including losses resulting from product liability claims, business interruption or natural disasters.” As of the date of this prospectus, we have insurance covering our assets in a value of approximately RMB52.4 million.

Legal and Administrative Proceedings

Other than as disclosed in this prospectus above, we are currently not a party to any other material legal or administrative proceedings, and we are not aware of any other material legal or administrative proceedings threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Environmental Regulations

Our product manufacturing processes generate certain levels of noise, waste water and other industrial wastes in the course of our business operations. Our PRC legal counsel has advised us that we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection. The PRC Environment Protect Bureau (“EPB”) and its subordinate local authorities may give an entity a warning or an order of correction, levy a fine or request suspension of operation in the case of violation of the applicable laws and regulations. We have not been subject to any warnings or fines or any other penalty by the EPB and we do not believe that we are in material non-compliance of the regulations.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership in conducting business in the PRC is the Foreign Investment Industrial Guidance Catalogue, as amended in 2011. The catalogue classifies three categories where foreign investment is encouraged, restricted or prohibited. Foreign investors shall follow the catalogue as a guideline to ascertain which industries they can engage in. In general, foreign investment is 1) subject to no entry barrier in encouraged industries, 2) subject to certain limitations in entering into restricted industries, and 3) prohibited from entering into prohibited industries. The PRC Ministry of Commerce (MOC) and/or the State Reform and Development Commission (SRDC) and their subordinate authorities review and decide the foreign investment applications. Our PRC legal counsel has advised us that, the manufacturing and sales of clean-room consumables products we are engaged in is not a restricted or prohibited business area. The catalogue is amended regularly and it is uncertain whether any future amendment of the catalogue may affect our business in China. However, our PRC legal counsel has advised us that, manufacturing and sales of clean-room consumables products is not a sensitive business area for foreign investment and the chance of it being classified as a restricted or prohibited industry in future amendments of the catalogue is low.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles and adjustments in line with the tax laws and regulations. In accordance with the PRC Income Tax Law on Foreign Invested Enterprise and Foreign Enterprise, or the former Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax of 30% on taxable income and a local income tax of 3% on taxable income. The former Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises.

For instance, beginning with its first year of profitability, a foreign invested manufacturing enterprise with an operating period of no less than ten years would be eligible for an enterprise income tax exemption of two years followed by a three-year 50% reduction on its applicable enterprise income tax rate.

The effective income tax rate applicable to us in China depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred.

On March 16, 2007, the National People’s Congress, the Chinese legislature passed the new Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new Enterprise Income Tax Law. However, a number of detailed implementation regulations are still in the process of promulgation.

The new Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends paid by a foreign invested enterprise to a non-resident shareholder are now subject to a withholding tax of 10%, which may be reduced under any applicable bilateral tax treaty between China and the jurisdiction where the non-resident shareholder resides.

According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which was issued by the State Administration of Taxation (“SAT”) on August 24, 2009 and became effective on October 1, 2009, the application of the preferential withholding tax rate under bilateral tax treaty is subject to the approval of competent PRC tax authority. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China. If an enterprise is deemed to be a Chinese tax resident, its worldwide income will be subject to the enterprise income tax. According to the implementation rules of the new Enterprise Income Tax Law, the term “de facto management bodies” is defined as bodies that have, in substance, and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise. In addition, under the new Enterprise Income Tax Law, foreign shareholders could become subject to a 10% income tax on any gains they realized from the transfer of their shares, if such gains are regarded as income derived from sources within China, and the enterprise in which their shares invested is considered a “tax resident enterprise” in China. Once a non-Chinese company is deemed to be a Chinese tax resident by following the “place of effective management” concept and any dividend distributions from such company are regarded as income derived from sources within China, Chinese income tax withholding may be imposed and applied to dividend distributions from the deemed Chinese tax resident to its foreign shareholders.

The Enterprise Income Tax Law provides a five-year grandfathering period, starting from its effective date, for enterprises established before the promulgation date of the Enterprise Income Tax Law that were entitled to enjoy preferential tax policies under former Income Tax Law or regulations. However, subject to the Circular by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, promulgated on December 26, 2007, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular.

With respect to our PRC operations, Maxclean (Wuxi) has already enjoyed the “two-year exemption” and “three-year half deduction” tax preferential policy and is now subject to a uniform 25% enterprise income tax rate as stipulated by the new Enterprise Income Tax Law.

Pursuant to the Provisional Regulation and its Implementing Rules, all entities and individuals that were engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are required to pay value-added tax (“VAT”). According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. When exporting goods, exporters are entitled to a portion of or all the refund of VAT that they have already paid or borne. In addition, under the current Provisional Regulation, the input VAT for fixed assets is generally deductible from the output VAT, except for fixed assets that are non-VAT taxable items or VAT exempted items or fixed assets used in welfare activities or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects was entitled to import VAT exemption and domestic equipment purchased for qualified projects was entitled to VAT refund. However, such import VAT exemption and VAT refunds were both eliminated as of January 1, 2009. We have been in compliance with the applicable PRC tax regulations.

The governing law of our share swap agreement is Hong Kong law. Please see “Corporate Structure” under the “Prospectus Summary” section regarding the share swap agreement. The PRC laws may have certain effect on the arrangement in our share swap agreement from a taxation perspective. If the share swap agreement is deemed as an intentional arrangement to avoid enterprise income taxes arising from the transfer of shares, the PRC tax authorities may request us to pay off the transfer’s enterprise income taxes. However, the purpose of our share swap agreement was to reorganize our group structure instead of avoiding PRC enterprise income taxes. As such, the Board of Directors do not believe that the share swap is subject to the PRC taxation.

Foreign Currency Exchange

Historically, our operations have not been impacted by foreign currency exchange regulations in the PRC. Foreign currency exchange regulation in the PRC is primarily governed by the following rules:

●	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the PRC State Administration of Foreign Exchange (“SAFE”).

Under the Exchange Rules, foreign invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the Ministry of Commerce, the State Reform and Development Commission and registration with SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

●	Wholly Foreign Owned Enterprise Law (1986), as amended in 2000; and

●	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation. The local SAFE authority may not approve a company’s application of remitting dividends to overseas shareholders if the company is not in compliance with above laws and regulations. Since our ability to pay dividends is subject to dividends received from our subsidiaries, our ability to distribute dividends for our shareholders may be affected if we are not in compliance with the above regulations. However, we believe that we have been in material compliance with the necessary regulations governing dividend distributions in the PRC.

Regulation of Foreign Exchange in Certain Return Investment Activities

In October 2005, SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into an offshore entity, or (ii) subsequent overseas equity financing or equity investment by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, Chinese residents are further required to repatriate into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. According to the Exchange Rules further amended in August 2008, Chinese residents are allowed to reserve foreign exchange income outside China. However, the terms and conditions for such reservation are still subject to further interpretations by SAFE. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Under relevant guidelines issued by SAFE, PRC subsidiary of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiary is required to report to the local SAFE authorities. If the PRC subsidiary of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

We believe we are not at material risk for non-compliance with the aforementioned regulations.

MANAGEMENT

Directors and Senior Management

Members of our Board of Directors are elected by our shareholders. Our Board of Directors consists of three directors. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

The following table sets forth information concerning our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers listed below is Room 2710, Wealth Commercial Centre, 48 Kwong Wa Street, Mongkok, Kowloon, Hong Kong. Ms. Hua is Mr. Yu’s wife. There are no family relationships between any other members of our directors and executive officers.

Name	Age	Position

Yu Chunming	49	Executive Director
Lo Chung Ling	59	Non-executive Director
Hua Xiafen	50	Non-executive Director
Wong Siu Hong	45	Chief Executive Officer
Zhang Chang Dong	45	Chief Financial Officer

Yu Chunming (余春明) Mr. Yu became a shareholder of our Group in 2004 and has served as our executive director since 2004. Between 1992 and 1994, Mr. Yu was the manager of Hang Kai Plastic Manufacturing Company Limited, a plastic bag manufacturing company. Mr. Yu was the chairman and sole owner of Zhao Run Plastic Manufacturing Company Limited, a plastic product manufacturing company, from 1994 to 2004. Mr. Yu received his college diploma from Jinan University in 1984 and his master’s degree from Tsing Hua University in business in May 2011.

Lo Chung Ling (卢松龄) Mr. Lo has served as our non-executive director since January 2008. Mr. Lo is also the sole owner and managing director of Go Win Enterprise Company Limited, a plastic resin trading company. From 1978 to 1985, Mr. Lo was a trader with the Hong Kong Gold Market. Mr. Lo received his college diploma from Hong Kong Baptist College (now known as Hong Kong Baptist University) in business management in 1978.

Hua Xiafen (华霞芬) Ms. Hua has served as our non-executive director since 2008. Ms. Hua was an accountant in our financial department from 1994 to 1998, and served as our financial manager from 1998 to 2008. She also served as our executive director from 2006 to 2008. Ms. Hua received her college diploma from Shenzhen University in financial management in 1995. Ms. Hua is the wife of Mr. Yu Chunming.

Wong Siu Hong (黃兆康) Mr. Wong has served as our chief executive officer from January 2011. From 1992 to 2000, Mr. Wong was a product development manager in Intel Technology (M) Sdn Bhd in Malaysia. From 2000 to 2003, he was a senior strategic planning manager in Intel Corporation in the Unites States. From 2003 to 2004, he was senior operations manager of Intel Product (Shanghai) Ltd. From 2004 to 2008, he was general manager of factories for Intel Technology Philippines, Inc. From 2008 to 2010, Mr. Wong was the general manager of Knowles Electronics (Suzhou) Company Limited, an electronic product manufacturing company. Mr. Wong received his EMBA from Arizona State University in 2003 and his bachelor’s degree in electrical engineering from University Sains Malaysia in 1992.

Zhang Chang Dong (张长东) Mr. Zhang has served as our chief financial officer from April 2012. From 2006 to 2011, Mr. Zhang was the financial controller at Voith Paper Rolls China, where he was in charge of the functions including but not limited to accounting, finance, legal, logistics and administration of the company. Mr. Zhang received his bachelor degree from Nanjing University of Finance and Economics in 2000. Mr Zhang received the designation of CPA China, in 2002, ACCA in 2010 and CGA Canada in 2011.

Advisor

We have engaged Mr. Dominick Mark as our external advisor by entering into a consultancy agreement with Sky Vision Holdings Limited, a corporate consulting company in which Mr. Mark is a director.

Mr. Dominick Mark Mr. Mark has been serving as our corporate finance strategist since July 2010. Mr. Mark has over 30 years of experience in international professional accounting and auditing services. He is a corporate finance strategist specializing in business development, including operations management, risk management, organizational transformation, human resources and leadership development. Mr. Mark has advised many companies on conducting commercial transactions and undertaking due diligence in mergers and acquisitions transactions, preparing for pre-IPO and IPO equity financing, and assisting companies in listing on stock exchanges in Europe and the United States. Mr. Mark has also been the owner and operator of various business ventures in real estate development, restaurants, hotels, seafood processing, advertising and mass media in Asia and North America. Mr. Mark is a certified public accountant of the United States, a fellow of the Association of Chartered Certified Accountants of England and an International Affiliate of the Hong Kong Institute of Certified Public Accountants. In addition, Mr. Mark has served as a director of the Canadian Certified General Accountants Association of Hong Kong.

Committees of the Board of Directors

All proceedings of the Board of Directors for the year ended December 31, 2010 were conducted by resolutions consented to in writing by the Board of Directors and filed with the minutes of the proceedings of the directors. Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our Board of Directors does not believe that it is necessary to have such committee because it believes that the functions of such committees can be adequately performed by the Board of Directors.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to the Board of Directors and we do not have any specific process or procedure for evaluating such nominees. The Board of Directors will assess all candidates, where submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to the Board of Directors in care of our chief executive officer, Mr. Wong, at Room 2710, Wealth Commercial Centre, 48 Kwong Wa Street, Mongkok, Kowloon, Hong Kong.

Audit Committee Financial Expert

We have no audit committee financial expert. We believe that the cost related to retaining a financial expert at this time is prohibitive.

Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of salaries and general perks. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance in such amount as shall be determined by the Board of Directors.

In the fiscal years ended December 31, 2010 and 2011, the total compensation we paid to our executive officers and directors was approximately RMB879,092 and RMB2,100,915, respectively. We do not provide any portion of our compensation in the form of stock options. In 2011, we issued shares to our employees and directors, including their related parties, and incurred a share based compensation expense of RMB9,490.1 thousand. The service contracts we entered into with our directors do not provide for benefits upon termination of employment of any director in our Company.

PRINCIPAL AND SELLING SHAREHOLDERS

We have only one class of shares (being ordinary shares) in issue and we have 47 record holders in our host country the Cayman Islands. The following table sets forth information, as of the date of this prospectus, with respect to the beneficial ownership of our shares by:

●	each of the selling shareholders;

●	each of our directors and executive officers who beneficially own our shares; and

●	each other person known to us to own beneficially more than 5% of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Except as indicated below, and subject to applicable community property laws, we believe, based on the information furnished to us, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after the date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. The percentages of beneficial ownership in the table below are based on 305,178,500 shares outstanding as of December 31, 2011.

The selling shareholders will offer and sell, as soon as practicable after the effective date of this registration statement, any or all of the shares issued. To calculate the respective percentages of our shares owned by the selling shareholders, we have assumed that the selling shareholders will sell all 100,284,700 shares to be registered pursuant to this offering. We are not registering the resale of all of the 256,392,500 shares we sold in our private placements in the August 2011 Equity Issuance and the October 2011 Equity Financing. We do not have any registration rights agreements with the selling shareholders for all or a part of their shares and this registration statement is not intended to satisfy our obligations under any arrangement.

None of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

We may require the selling shareholders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

Unless otherwise indicated, the principal address of each of the shareholders below is Room 2710, Wealth Commercial Centre, 48 Kwong Wa Street, Mongkok, Kowloon, Hong Kong.

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering		Shares Beneficially Owned After this Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers
Yu Chunming	126,523,277	41.5%	-	-	126,523,277	41.5%
Lo Chung Ling	55,981,935	18.3%	-	-	55,981,935	18.3%
Dodi Limited(1)	14,050,800	4.6%	-	-	14,050,800	4.6%
Value Kingdom Limited(2)	10,446,000	3.4%	10,446,000	3.4%	-	-
Hua Xiafen(3)	8,337,788	2.7%	-	-	8,337,788	2.7%
Wong Siu Hong	1,560,000	*	1,560,000	*	-	-
All directors and executive officers as a group (4 persons and 2 entities)	216,899,800	71.1%	12,006,000	3.9%	204,893,800	67.1%

Other Shareholders
Ace Achiever Limited(4)	10,538,100	3.5%	10,538,100	3.5%	-	-
Time King Holdings Limited(5)	10,538,100	3.5%	10,538,100	3.5%	-	-
Choi Tsun Bing	10,400,000	3.4%	10,400,000	3.4%	-	-
Wang Xi Lin	10,000,000	3.3%	10,000,000	3.3%	-	-
Dou Zheng Man	9,400,000	3.1%	9,400,000	3.1%	-	-
Sy Wan Pang	8,600,000	2.8%	8,600,000	2.8%	-	-
Hu Jie	4,700,000	1.5%	4,700,000	1.5%	-	-
Wong Chung Yan	2,820,000	*	2,820,000	*	-	-
Zheng Shi Cai	2,500,000	*	2,500,000	*	-	-

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering		Shares Beneficially Owned After this Offering
	Number	%	Number	%	Number	%
Lo Chi Wong(6)	2,140,000	*	2,140,000	*	-	-
Zhang Yu Zhen	1,570,000	*	1,570,000	*	-	-
Lu Zheng Da	1,570,000	*	1,570,000	*	-	-
Xi Jia Hua	1,570,000	*	1,570,000	*	-	-
Jian Qin	1,570,000	*	1,570,000	*	-	-
Wang Dong Mei	1,570,000	*	1,570,000	*	-	-
Li Sheng Dong	1,000,000	*	1,000,000	*	-	-
Gui Lihui	940,000	*	940,000	*	-	-
Wu Yan	780,000	*	780,000	*	-	-
Mao Xiaoqin	630,000	*	630,000	*	-	-
Lo Chi Wai(7)	470,000	*	470,000	*	-	-
Liu Fengzhen	470,000	*	470,000	*	-	-
Meng Lei	420,000	*	420,000	*	-	-
Zhang Zheng Cheng	400,000	*	400,000	*	-	-
Liu Haixia	380,000	*	380,000	*	-	-
Leung Kam Tong Dominic Savio	340,000	*	340,000	*	-	-
Wu Xinhui	320,000	*	320,000	*	-	-
Xiao Jin Cheng	312,500	*	312,500	*	-	-
Jiang Ling	300,000	*	300,000	*	-	-
Hu Wei	200,000	*	200,000	*	-	-
Xu Yong	200,000	*	200,000	*	-	-
Wu Xiao Ping	200,000	*	200,000	*	-	-
Huang Shao Xiong	200,000	*	200,000	*	-	-
Zhang Xi Yun	200,000	*	200,000	*	-	-
Chen Fu Mei	190,000	*	190,000	*	-	-
Liang Guo Ping	150,000	*	150,000	*	-	-
Mao Chun Jie	150,000	*	150,000	*	-	-
Tse Chun Wai	130,000	*	130,000	*	-	-
Yung Tat Kwan	130,000	*	130,000	*	-	-
Liang Gaoxiang	100,000	*	100,000	*	-	-
Yu Hua(8)	100,000	*	100,000	*	-	-
Li Shi Jie	80,000	*	80,000	*	-	-
Total	88,278,700	28.9%	88,278,700	28.9%	-	-
____________________

* Indicates less than 1%
(1) Yu Chunming, one of our directors, is a shareholder of Dodi Limited.
(2) Chen Fu Mei, one of our employees, is the sole shareholder of Value Kingdom Limited. Wong Chung Yan, one of our employees, is a director of Value Kingdom Limited. (3) Hua Xiafen is the wife of Mr. Yu Chunming, who is one of our directors.
(4) Lo Chi Wai, one of our employees and the son of Mr. Lo Chung Ling, is also the sole shareholder and a director of Ace Achiever Limited.
(5) Lo Chi Wong, the son of Mr. Lo Chung Ling, is the sole shareholder and a director of Time King Holdings Limited.
(6) Lo Chi Wong is the son of Mr. Lo Chung Ling, who is one of our directors.
(7) Lo Chi Wai is the son of Mr. Lo Chung Ling, who is one of our directors.
(8) Yu Hua is one of our employees and the daughter of Mr. Yu Chunming and Ms. Hua Xiafen, both directors of Maxclean Holdings.

Pursuant to a finder’s fee agreement dated August 1, 2011 between us and Central Merit Properties Consultants Limited, an investment company managed by Mr. Cheng Lai Chu, we agreed to pay US$265,438 representing a finder’s fee in cash equal to 5% of the gross amounts invested by “qualified investors” as defined in such finder’s fee agreement, introduced by Central Merit Properties Consultants Limited.

We set forth below information with respect to investors introduced by Central Merit Properties Consultants.

Name	Number of shares	Investment amount US$)

Choi Tsun Bing	10,400,000	780,000
Wang Xi Lin	10,000,000	1,000,000
Dou Zheng Man	9,400,000	940,000
Sy Wan Pang	8,600,000	645,000
Hu Jie	4,700,000	470,000
Zheng Shi Cai	2,500,000	187,500
Xi Jia Hua	1,570,000	157,000
Jian Qin	1,570,000	157,000

Name	Number of shares	Investment amount (US$)

Wang Dong Mei	1,570,000	157,000
Lu Zheng Da	1,570,000	157,000
Zhang Yu Zhen	1,570,000	157,000
Value Kingdom Limited	1,200,000	90,000
Li Sheng Dong	1,000,000	100,000
Wu Yan	780,000	78,000
Meng Lei	420,000	31,500
Zhang Zheng Cheng	400,000	30,000
Xiao Jin Cheng	312,500	31,250
Jiang Ling	300,000	22,500
Wu Xiao Ping	200,000	15,000
Huang Shao Xiong	200,000	15,000
Hu Wei	200,000	15,000
Xu Yong	200,000	15,000
Zhang Xi Yun	200,000	20,000
Mao Chun Jie	150,000	15,000
Liang Guo Ping	150,000	15,000
Li Shi Jie	80,000	8,000
Total	59,242,500	5,308,750

PLAN OF DISTRIBUTION

This prospectus registers for resale by selling shareholders up to 100,284,700 of our shares. The selling shareholders may be deemed to be underwriters. Our shares are not currently nor have they ever been listed or quoted on any stock exchange or quotation system. We intend to have our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX. The selling shareholders may sell the shares at a fixed price of US$0.12 per share until our shares are quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, and thereafter at prevailing market prices or privately negotiated prices.

If we are successful in having our shares quoted on the OTC Bulletin Board or another quotation system, such as OTCQX, the selling shareholders intend to sell, as soon as practicable after the effective date of this registration statement, all or a portion of the 100,284,700 shares being registered on any market upon which the shares may be listed or quoted in privately negotiated transactions or otherwise. Our shares are not now, nor have them ever been, listed or quoted on any exchange or quotation system. Such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. The shares being offered for resale by this prospectus may be sold by the selling shareholders by one or more of the following methods, without limitation:

(i)	block trades in which the broker or dealer so engaged will attempt to sell our shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(ii)	purchases by the broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;
(iii)	an exchange distribution in accordance with the rules of the applicable exchange;
(iv)	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(v)	privately negotiated transactions;
(vi)	market sales (both long and short to the extent permitted under the U.S. federal securities laws);
(vii)	at the market to or through market makers or into an existing market for the shares;
(viii)	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); and
(ix)	a combination of any of the aforementioned methods of sale.

In the event of the transfer by any of the selling shareholders of their shares to any pledgee, donee or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective amendment in order to have the pledgee, donee or other transferee in place of the selling shareholder who has transferred their shares.

In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from a selling shareholder or, if any of the broker-dealers act as an agent for the purchaser of such shares, from a purchaser in amounts to be negotiated which are not expected to exceed those customary with the types of transactions involved.

Broker-dealers may agree with a selling shareholder to sell a specified number of our shares at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholder if such broker-dealer is unable to sell the shares on behalf of the selling shareholder. Broker-dealers who acquire our shares as principals may thereafter resell the shares from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above.

The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders do not currently have any agreements or understandings with broker-dealers for the offering of the shares being registered.

From time to time, any of the selling shareholders may pledge shares pursuant to the margin provisions of customer agreements with brokers. Upon a default by a selling shareholder, their broker may offer and sell the pledged shares from time to time. Upon a sale of the shares, the selling shareholders intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any of the selling shareholders defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post-effective amendment to this prospectus and the registration statement of which this prospectus forms a part will be filed disclosing the name of any broker-dealers, the number of shares involved, the price at which the shares are to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

We and the selling shareholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or Exchange Act, and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as a selling shareholder is a distribution participant and we, under certain circumstances, may be a distribution participant, Regulation M. All of the foregoing may affect the marketability of our shares. Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Markets

Our shares are not currently nor have they ever been listed on any exchange or quoted on any quotation system. We plan to eventually seek listing on the OTC Bulletin Board or another quotation system, such as OTCQX, once our registration statement has been declared effective by the SEC. We cannot guarantee that we will obtain a listing. There is no public trading activity in our securities, and there can be no assurance that a regular trading market for our shares will ever be developed.

RELATED-PARTY TRANSACTIONS

New shares issued to Directors

In the year ended December 31, 2009, Maxclean (China), the 100% owned subsidiary of the Company and the holding company before the establishment of the Company, received a capital injection (net) of approximately RMB43,004.8 thousand from its equity holders as a result of issuing an additional 48,776,000 shares at HK$1.00 each to existing directors.

Sale and Purchase Agreement

On December 20, 2010, we entered into a sale and purchase agreement with the non-controlling interests of Maxclean Trading to dispose of the Company’s entire 70% equity interests in Wuxi Maxclean Import & Export Trade Development Co. Ltd (“Maxclean Trading”) to the non-controlling interests for a cash consideration of RMB7,000,000. Maxclean Trading was incorporated on April 29, 2009 and was engaged in clean-room product trading. The disposal of the subsidiary was completed on December 31, 2010, on which date control of Maxclean Trading passed to the acquirer, Mr. Deng Ping. As a result of the disposal, the Company received cash proceeds of RMB3,579,087 in the fiscal year ended December 31, 2010.

Share Swap Transaction

On July 12, 2011, we entered into a share swap agreement with Maxclean (China) and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Maxclean (China) exchanged an aggregate of 48,786,000 shares of Maxclean (China), representing all of the issued and outstanding shares of Maxclean (China), for 48,786,000 newly issued shares of Maxclean Holdings at an exchange ratio of 1-for-1. As a result of the share swap, Maxclean (China) became our wholly-owned subsidiary and the former shareholders of Maxclean (China), including several of our directors and officers, became our shareholders. Set forth below are our shares received by our directors, executive officers and 10% shareholders and their family members in the share swap transaction:

Name	Position and relationship	Maxclean (China) shares exchanged	Maxclean Holdings shares received	Percentage of shares (prior to this offering)

Yu Chunming	Director	34,023,360	34,023,360	11.1%
Lo Chung Ling	Director	14,635,800	14,635,800	4.8%
Hua Xiafen	Director and the wife of Mr. Yu Chunming, a director of Maxclean Holdings	126,840	126,840	*
_________________

* Indicates less than 1%

August 2011 Equity Issuance

In August 2011, we issued an aggregate of 177,184,000 shares at par value of US$0.0001 per share, for aggregate proceeds of approximately US$17,718.40 to our directors and controlling shareholders (Mr. Yu Chunming, Mr. Lo Chung Ling and Ms. Hua Xiafen) as well as to Dodi Limited (which is owned by Mr. Yu Chunming), Ace Achiever Limited (which is owned by Mr. Lo Chi Wai, our employee and the son of our Director, Mr. Lo Chung Ling), and Time King Holdings (which is owned by Mr. Lo Chi Wong, who is also the son of Mr. Lo Chung Ling). The issuance of 167,919,230 ordinary shares as part of our Group restructuring and the issuance of 9,264,770 ordinary shares resulted in a shareholder having an equity interest in the Company increased from 30% to 34.1%. The issuance of these shares was considered compensatory in nature. In August 2011, we also issued 8,210,000 shares at US$0.0001 per share for US$821 to Value Kingdom Limited (which is owned by Ms. Chen Fu Mei, our employee). Set forth below are the shares received by our directors, executive officers and 10% shareholders and their family members in the August 2011 Equity Issuance:

Name	Position and relationship	Maxclean Holdings shares received	Percentage of shares (prior to this offering)

Yu Chunming	Director	92,499,917	30.3%
Lo Chung Ling	Director	41,346,135	13.5%
Dodi Limited	Mr. Yu Chunming, a director and shareholder of Dodi Limited, is a director of Maxclean Holdings.	14,050,800	4.6%
Ace Achiever Limited	Mr. Lo Chi Wai, a director and the sole shareholder of Ace Achiever Limited, is an employee of Maxclean Holdings and the son of Mr. Lo Chung Ling, a director of Maxclean Holdings.	10,538,100	3.5%
Time King Holdings Limited	Mr. Lo Chi Wong, a director and the sole shareholder of Time King Holdings Limited, is the son of Mr. Lo Chung Ling, a director of Maxclean Holdings.	10,538,100	3.5%
Value Kingdom Limited	Ms. Chen Fu Mei, the sole shareholder of Value Kingdom Limited, is an employee at Maxclean Holdings. Ms. Wong Chung Yan, a director of Value Kingdom Limited, is an employee at Maxclean Holdings.	8,210,000	2.7%
Hua Xiafen	Director and the wife of Mr. Yu Chunming, who is one of our directors.	8,210,948	2.7%

October 2011 Equity Financing

In a series of private placement transactions between August 2011 and October 2011, we issued 6,926,000 shares at US$0.05 per share, 25,300,000 shares at US$0.075 per share and 38,772,500 shares at US$0.1 per share, for an aggregate of US$6,121,050 in cash (RMB39.2 million), of which RMB39 million represented share premium. We received approximately RMB39.2 million in cash after expenses as a result of this issuance. These shares were issued to new shareholders, which included our directors, officers and employees, during the private placement as part of our financing activities to improve our overall working capital and cash flow position. Set forth below are the shares we issued to our directors, executive officers and 10% shareholders, employees and their family members as part of the October 2011 Equity Financing:

Name	Position and relationship	Maxclean Holding shares received	Percentage of shares (prior to this offering)
Value Kingdom Limited	Ms. Wong Chung Yan, a director of Value Kingdom Limited, is an employee at Maxclean Holdings.	2,236,000	*
Lo Chi Wong	Son of Mr. Lo Chung Ling, who is a director of Maxclean Holdings.	2,140,000	*
Wong Siu Hong	Chief Executive Officer	1,560,000	*
Gui Lihui	Employee	940,000	*
Mao, Xiaoqin	Employee	630,000	*
Lo Chi Wai	Employee and son of Mr. Lo Chung Ling, a director of Maxclean Holdings.	470,000	*
Liu Fengzhen	Employee	470,000	*
Liu Haixia	Employee	380,000	*
Wu Xinhui	Employee	320,000	*
Chen Fu Mei	Employee	190,000	*
Tse Chun Wai	Third Party	130,000	*
Yung Tat Kwan	Employee	130,000	*
Liang Gaoxiang	Employee	100,000	*
Yu Hua	Employee and daughter of Mr. Yu Chunming and Ms. Hua Xiafen both of whom are directors of Maxclean Holdings.	100,000	*
_________________

* Indicates less than 1%

Loans from our Directors

Our directors, Mr. Yu Chunming, Mr. Lo Chung Ling, and Ms. Hua Xiafen, have made a series of loans to us in the form of cash advances to support our group’s working capital. The total outstanding amounts of these loans are RMB11,405,862 as of December 31, 2009; RMB9,913,398 as of December 31, 2010; and RMB3,983,648 as of December 31, 2011. Amounts due to directors are unsecured, interest-free and repayable on demand except for an amount of RMB890,000 in relation to a motor vehicle purchase on our behalf which bears an interest of 3% per annum. Interest expenses paid to directors amounted to RMB29,138, RMB30,907 and RMB21,760 for the years ended December 31, 2009, 2010 and 2011, respectively. As of March 21, 2012, except for an amount of RMB4,000,000 due to Ms. Hua Xiafen, all other loans have been repaid.

Transactions with Go Win

Historically, we have entered into and we continue to enter into a number of transactions with Go Win Enterprise Company Limited (“Go Win”). Our director, Mr. Lo Chung Ling and his wife are the sole shareholders of Go Win. These transactions include borrowings, rental and management arrangements, purchase and tenancy agreements as well as commission arrangements, which are further discussed below. As a result of these transactions, the net amount due (from) / to Go Win as of December 31, 2009, 2010 and 2011 were (RMB427,518), nil and RMB425,736, respectively. Please see Notes 16 and 25 to our consolidated financial statements for further details.

Loans from Related Parties

On March 14, 2011, we entered into a loan agreement with Go Win. Pursuant to the loan agreement, Go Win made loans to us in the aggregate amount of US$500,000 (RMB3.23 million) on April 14, 2011. The amounts due to Go Win are unsecured, repayable on demand and charged at 1% interest per month. In August 2011, we repaid the entire amount, including interest, of RMB3.37 million to Go Win.

Rental and Management Arrangements

During the fiscal years ended December 31, 2009, 2010 and 2011, we paid Go Win rental fees in the amounts of RMB52,953, RMB130,893 and RMB124,368, respectively, for the shared use of Go Win’s office space at 609-12 Wealth Comm. Centre in Kowloon, Hong Kong. This is a continuing arrangement without a fixed term and is without a written agreement. Under the current terms of this arrangement, we utilize approximately 46 square meters of office space and pay monthly rental fees of approximately HK$13,000 (RMB10,587).

During the fiscal years ended December 31, 2009, 2010 and 2011, we made monthly payments to Go Win for use of shared office staff, equipment and services relating to the above mentioned office. Our payments amounted to an aggregate of RMB529,542 in 2009, RMB488,667 in 2010, and RMB397,977 in 2011. This is a continuing arrangement and is without a written agreement. Under the terms of this arrangement, we pay Go Win approximately HK$40,000 (RMB32,576) per month.

Purchase Agreements

In 2009, 2010 and 2011, we purchased plastic materials from Go Win based on various purchase orders during each period. Pursuant to the purchase orders, we paid Go Win amounts in the aggregate of RMB818,341 in 2009, RMB1,006,913 in 2010 and RMB659,763 in 2011.

Tenancy Agreements

Between May 29, 2008 and December 21, 2009, we entered into a property tenancy agreement with Mr. Lo Chung Ling and his wife, Mr. Lo Chi Wai and Go Win (collectively, the “Owners”). Mr. Lo Chi Wai is a project manager at Maxclean Holdings and the son of Mr. Lo Chung Ling. Pursuant to the tenancy agreement, we were authorized by the Owners to rent out in our name, the Owners’ office property at 1302-1305 Wealth Comm. Centre in Kowloon, Hong Kong. After paying for maintenance expenses and government management and public utility fees, we received the aggregate amount of RMB305,943 for the fiscal year ended December 31, 2009, which we recorded as service income earned from related parties. On December 21, 2009, we agreed with the Owners to terminate the tenancy agreement as of December 31, 2009.

Commission to Related Parties

From time to time, Go Win refers business opportunities to us. During the fiscal years ended December 31, 2009, 2010 and 2011, we paid Go Win the amounts of RMB67,285, RMB78,879 and RMB12,246, respectively, as discretionary commission for these business referrals.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. Our registered office is in the Cayman Islands located at the offices of Appleby Trust (Cayman) Ltd., at Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands, or at such other place within the Cayman Islands as our directors may decide.

As of the date of this prospectus, our authorized share capital is US$1,000,000 consisting of 10,000,000,000 ordinary shares with a par value of US$0.0001 each. As of December 31, 2011, there were 305,178,500 shares issued and outstanding. As of the date of this prospectus, there are 305,178,500 shares issued and outstanding. Please see more details on the change and development of our issued and outstanding shares in the section headed “Corporate Structure—Our History” in this prospectus. Set forth below are the shareholders of Maxclean Holdings as of the date of this prospectus:

	Shares Beneficially Owned Prior to this Offering
	Number	%
Directors and Executive Officers
Yu Chunming	126,523,277	41.5%
Lo Chung Ling	55,981,935	18.3%
Dodi Limited	14,050,800	4.6%
Value Kingdom Limited	10,446,000	3.4%
Hua Xiafen(1)	8,337,788	2.7%
Wong Siu Hong	1,560,000	*
All directors and executive officers as a group (4 persons and 2 entities)	216,899,800	71.1%

Other Shareholders
Ace Achiever Limited	10,538,100	3.5%
Time King Holdings Limited	10,538,100	3.5%
Choi Tsun Bing	10,400,000	3.4%
Wang Xi Lin	10,000,000	3.3%
Dou Zheng Man	9,400,000	3.1%
Sy Wan Pang	8,600,000	2.8%
Hu Jie	4,700,000	1.5%
Wong Chung Yan Joanne	2,820,000	*
Zheng Shi Cai	2,500,000	*
Lo Chi Wong(2)	2,140,000	*
Zhang Yu Zhen	1,570,000	*
Lu Zheng Da	1,570,000	*
Xi Jia Hua	1,570,000	*
Jian Qin	1,570,000	*
Wang Dong Mei	1,570,000	*
Li Sheng Dong	1,000,000	*
Gui Lihui	940,000	*
Wu Yan	780,000	*
Mao Xiaoqin	630,000	*
Lo Chi Wai(3)	470,000	*
Liu Fengzhen	470,000	*
Meng Lei	420,000	*
Zhang Zheng Cheng	400,000	*
Liu Haixia	380,000	*
Leung Kam Tong Dominic Savio	340,000	*
Wu Xinhui	320,000	*
Xiao Jin Cheng	312,500	*

	Shares Beneficially Owned Prior to this Offering
	Number	%
Jiang Ling	300,000	*
Hu Wei	200,000	*
Xu Yong	200,000	*
Wu Xiao Ping	200,000	*
Huang Shao Xiong	200,000	*
Zhang Xi Yun	200,000	*
Chen Fu Mei(4)	190,000	*
Liang Guo Ping	150,000	*
Mao Chun Jie	150,000	*
Tse Chun Wai	130,000
Yung Tat Kwan	130,000	*
Liang Gaoxiang	100,000	*
Yu Hua(5)	100,000	*
Li Shi Jie	80,000	*
Total	305,178,500	100.0%

* Indicates less than 1%

(1)  Ms. Hua, Xiafen is the wife of Mr. Yu Chunming, who is also one of our directors.
(2)  Mr. Lo Chi Wong is the son of Mr. Lo Chung Ling, who is one of our directors.
(3)  Mr. Lo Chi Wai is an employee at Maxclean Holdings and the son of Mr. Lo Chung Ling, who is one of our directors.
(4)  Ms. Chen Fu Mei is an employee at Maxclean Holdings.
(5)  Ms. Yu Hua is an employee at Maxclean Holdings and the daughter of Mr. Yu Chunming and Ms. Hua Xiafen, both of whom are our directors.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our shares.

General

Certificates representing the shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their shares, subject to compliance with our articles of association. Our memorandum of association provides that all of our shares shall be issued as non-negotiable and transferred only on our books. We shall therefore only issue non-negotiable shares and not bearer or negotiable shares.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law distinguishes between ordinary resident companies, ordinary non-resident companies and exempted companies. Any proposed company that is to be incorporated in the Cayman Islands but will conduct business outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are specified in the Companies Law and are substantially the same as for an ordinary company except for the main exemptions and privileges contained in the Companies Law as listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company is not required to open its register of members for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as an exempted limited duration company; and

●	an exempted company may register as a segregated portfolio company.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a)	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)	the date on which the name of any person was entered in the register as a member; and

(c)	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a person whose name appears in the register of members shall be deemed as a matter of Cayman Islands law to be a member of the company. Upon any resale by the selling shareholders of our shares as registered under this registration statement, the register of members shall be immediately updated to reflect the sale of shares by the selling shareholders. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

Pursuant to section 46 of the Companies Law of the Cayman Islands, if the name of any person is, without sufficient cause, entered in or omitted from the register of members of any company, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member of the company, the person or member aggrieved or any member of the company or the company itself may, by motion to the Cayman court, apply for an order that the register be rectified; and the Cayman court may either refuse such application with or without costs to be paid by the applicant or it may, if satisfied of the justice of the case, make an order for the rectification of the register, and may direct the company to pay all the costs of such motion, application or petition, and any damages the party aggrieved may have sustained. The Cayman court may, in any proceeding under the said section, decide any question relating to the title of any person who is a party to such proceeding to have his name entered in or omitted from the register, whether such question arises between two or more members or alleged members, or between any members or alleged members and the company, and generally, the Cayman court may, in any such proceeding, decide any question that it may be necessary or expedient to decide for the rectification of the register: provided that the Cayman court may direct an issue to be tried, on which any question of law may be raised.

Voting Rights

We have only one class of shares (being ordinary shares) in issue. The voting rights of our major shareholders are the same as those of our other shareholders. All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. Voting at any meeting of shareholders is by show of hands unless a poll is demanded by the chairman of the meeting or by any shareholder or shareholders present in person or by proxy.

A quorum is required for a meeting of shareholders. Two or more shareholders holding in aggregate at least one-third of the total issued share capital of our company being individuals present in person or by proxy or if a corporation or other non-natural person, by its duly authorized representative or proxy, constitute a quorum. Although not required by the Companies Law, our articles of association provides that, at all times during the period commencing from the listing or trading of any of our securities on an exchange or automated quoting system to and including the date immediately before the day on which none of our securities are so listed or traded, we are to hold shareholders’ meetings annually and such meetings may be convened by our Board of Directors on its own initiative. An extraordinary general meeting may be convened upon a request to the directors by one or more shareholders holding not less than one-third of our total issued shares entitled to vote. At least five clear days’ advance notice is required prior to convening our annual general meeting and other shareholders’ meetings.

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast in a general meeting to pass. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the shares cast in a general meeting to pass. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association.

Alteration of Capital

We may from time to time by ordinary resolution:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

●
cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law; and

●
sub-divide our shares or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the Companies Law, and so that pursuant to the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived.

We may, by special resolution, divide our shares into several classes and attach thereto respectively any preferential, deferred or special rights or restrictions in accordance with our articles of association.

We also may, by special resolution, subject to the provisions of the Companies Law and the sanction of the Grand Court of the Cayman Islands, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to the restrictions of our memorandum and articles of association, as set out below as applicable, any of our shareholders may transfer all or any of such shareholder’s shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Our Board of Directors may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share that is not fully paid up or to any person of whom it does not approve or any share issued under any share incentive scheme for employees upon which a transfer restriction subsists. Notwithstanding the foregoing, our articles of association provides that, inter alia, if a transfer complies with the transferor’s obligations and restrictions set forth under applicable law and rules of any stock exchange or automated quoting system on which our securities are traded and our articles of association, our Directors shall promptly register such transfer. Our Directors may also decline to register any transfer of any share unless:

●
the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of one class of shares only and is duly and properly stamped (if required);

●	a fee of such maximum as the exchange on which our shares are listed may from time to time determine to be payable (or such lesser sum as our Directors may from time to time require) is paid to us;

●	in the case of a transfer to joint holders, the number of joint holders to whom the shares is to be transferred does not exceed four; and

●	the shares transferred are free from any lien in our favour.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send notice of such refusal to both the transferor and transferee.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder holding fully paid up shares of our company may petition the Grand Court of the Cayman Islands, which court may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up. Where any such petition has been presented by our shareholder(s), the Grand Court is permitted to make alternative orders to a winding-up order including orders regulating the conduct of our affairs in the future, requiring us to refrain from doing an act complained of by the petitioner or for the purchase of our shares by us or another shareholder.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the Companies Law or our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which, in certain circumstances, permit an aggrieved shareholder to commence a derivative action in respect of (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (iii) an irregularity in the passing of a resolution which requires a special majority.

Liquidation

On the winding up of our Company, subject to any rights which may be attached to the shares, assets available for distribution to the holders of shares shall be distributed among them in proportion to the capital paid up on the shares held by them respectively. If our surplus assets available for distribution are insufficient to repay all of the paid-up capital, the surplus assets will be distributed as evenly as possible so that the losses are borne by our shareholders proportionately.

Dividends

Subject to the Companies Law, our Directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits or out of monies otherwise available for dividend in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (ii) all dividends may be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our Directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our Directors may deduct from any dividend or distributions payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other distribution or other monies payable by us on or in respect of any share shall bear interest against us.

Any dividend in cash to the holder of shares may be paid by cheque or warrant sent by mail addressed to the holder at his registered address as appearing on our register of members, or addressed to such person and at such addresses as the holder may direct in writing. Every cheque or warrant shall, unless the holder or joint holders otherwise direct in writing, be made payable to the order of the person to whom it is sent or to the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed may be invested or otherwise made use of by our Board of Directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the dividend payment date shall be forfeited and reverted to us.

Whenever our Directors have resolved that a dividend be paid or declared, our Directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or debenture stock of any other company. Where any difficulty arises with regard to such distribution, our Directors may settle it as they think expedient. In particular, our Directors may issue fractional certificates or ignore fractions altogether and may fix the value for dividend purposes of any such specific assets or any part thereof, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to our Directors.

Calls on Shares and Forfeiture of Shares

Our Board of Directors may from time to time call upon shareholders for any amounts unpaid on their shares by a notice served to such shareholders at least 14 days prior to the specified time of payment. Shares that have been called upon and remain unpaid are subject to forfeiture by a resolution of the Directors.

Redemption of Shares

Subject to the provisions of the Companies Law, we may under the terms of our memorandum and articles of association:

●	with the sanction of a special resolution, issue shares on terms that they are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders thereof;

●	purchase our own shares, including any redeemable shares, provided that our shareholders shall have approved the manner of purchase by ordinary resolution; and

●	make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Law, including out of our capital.

Under the Companies Law, the redemption of any such redeemable share may be paid out of our company’s profits, out of our share premium account, out of the proceeds of a fresh issue of shares made for the purpose of such redemption, or out of capital if our company can, immediately following the date on which such payment is proposed, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed (a) unless it is fully paid up, (b) if such redemption would result in there being no shares outstanding other than any shares held as treasury shares or (c) subject to the provisions of the Companies Law, if the company has commenced liquidation.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, unless otherwise provided by the terms of the issue of the shares of that class and subject to the provisions of the Companies Law, be varied either with the written consent of a majority of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Board of Directors

We are managed by our Board of Directors. Our memorandum and articles of association provide that the number of our Directors shall not be less than one or, unless our shareholders by ordinary resolution may determine, more than ten. Any Director on our Board of Directors may be removed by way of an ordinary resolution of our shareholders. Our shareholders may by ordinary resolution appoint a Director or Directors. Any casual vacancies on our Board of Directors or additions to the existing Board of Directors can be filled or appointed by the Directors. Our Directors are not required to hold any of our shares to be qualified to serve on our Board of Directors unless otherwise required by our company by an ordinary resolution. There is no requirement under Cayman Islands law or our memorandum and articles of association that a majority of our Directors be independent.

Meetings of our Board of Directors may be convened at any time deemed necessary by the secretary on request of a Director or by any Director. Advance notice of a meeting is not required if each Director entitled to attend consents to the holding of such meeting.

The quorum necessary for a meeting of our Board of Directors may be fixed by our Directors and unless so fixed at any other number, shall be two Directors or their proxies. At any meeting of our Directors, each Director, be it by such Director’s presence or by such Director’s alternate, is entitled to one vote.

Questions arising at a meeting of our Board of Directors are required to be decided by simple majority votes of the members of our Board of Directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall not have an additional or casting vote. Our Board of Directors may also pass resolutions without a meeting by unanimous written consent.

Issuance of Additional Ordinary Shares

Our articles of association authorize our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares and subject to the provisions of the Companies Law.

During the past five years, there we have had three share issuances. The first of which was a share swap agreement with Maxclean (China) and all of its shareholders on July 12, 2011. Pursuant to the share swap agreement, the shareholders of Maxclean (China) exchanged 48,786,000 shares of Maxclean (China), representing all of the issued and outstanding shares of Maxclean (China), for 48,786,000 newly issued shares of Maxclean Holdings at an exchange ratio of 1-for-1. As a result of the share swap, Maxclean (China) has become our wholly-owned subsidiary and the former shareholders of Maxclean (China), including several of our directors and officers, became our shareholders.

In August 2011, we issued an aggregate of 177,184,000 shares at US$0.0001 per share, for an aggregate of US$17,718.40 to our directors and controlling shareholders (Mr. Yu Chunming, Mr. Lo Chung Ling and Ms. Hua Xiafen) as well as to Dodi Limited (which is owned by Mr. Yu Chunming), Ace Achiever Limited (which is owned by Mr. Lo Chi Wai, our employee and the son of our Director, Mr. Lo Chung Ling), and Time King Holdings (which is owned by Mr. Lo Chi Wong, who is also the son of Mr. Lo Chung Ling). The issuance of 167,919,230 ordinary shares was part of the group restructuring, and the issuance of the remaining 9,264,700 ordinary shares resulted in a shareholder having an equity interest in the Company increase from 30% to 34.1%. In August 2011, we also issued 8,210,000 shares at US$0.0001 per share for US$821 to Value Kingdom Limited (which is owned by Ms. Chen Fu Mei, our employee).

In the October 2011 Equity Financing, we issued 6,926,000 shares at US$0.05 per share, 25,300,000 shares at US$0.075 per share and 38,772,500 shares at US$0.1 per share, for an aggregate of US$6,121,050 in cash (RMB39.2 million), of which RMB39 million represented share premium. We received approximately RMB39.2 million in cash after expenses as a result of this issuance. These shares were issued to new shareholders, which included our directors, officers and employees, during the private placing as part of our financing activities to improve our overall working capital and cash flow position.

Inspection of Books and Records

Our shareholders (who are not also a Director) shall not have any right to inspect any accounting record or book or document except as conferred by law or authorised by our Directors or by our shareholders by ordinary resolution. However, we will provide our shareholders with, inter alia, our profit and loss account, balance sheet and auditor’s report annually in accordance with our articles of association. See the section entitled “Where You Can Find More Information” for more information.

Differences in Corporate Law

The Companies Law is modelled after that of England and Wales but does not follow certain recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies incorporated under the Companies Law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders of each constituent company and (b) such other authorisation, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a special resolution of shareholders of the constituent companies if a copy of the plan of merger is given to every member of the Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a parent company is, with respect to another company, a company which holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of that other company.

The consent of each holder of a fixed or floating security interest over a constituent company is required but if such secured creditor does not grant his consent then the Grand Court of the Cayman Islands may waive the requirement for such consent upon such terms as to security to be issued by the consolidated or surviving company or otherwise as the Grand Court of the Cayman Islands considers reasonable.

Subject to compliance with the Companies Law, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the compromise or arrangement between a company and its creditors or any class of them or between the company and its members or any class of them, provided that the compromise or arrangement is approved by a majority in number representing 75% in value of the creditors (or class thereof) or members (or class thereof), as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose. The convening of the meeting and subsequently the compromise or arrangement must be sanctioned by the Grand Court of the Cayman Islands.

When a takeover offer is made and accepted by holders of 90% in value of the shares affected within four months of the making of the offer, the offeror may, within a two-month period commencing from the expiration of the said four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer in accordance with the Companies Law. An objection can be made to the Grand Court of the Cayman Islands in accordance with the Companies Law.

If a compromise or arrangement is approved, sanctioned and effected in accordance with the Companies Law, the dissenting shareholder would have no statutory rights comparable to appraisal rights (being rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations.

Shareholders’ Suits

If an individual shareholder, without authority from our Company to do so, initiates litigation in our Company’s name, our Company may apply to strike out the name of our Company in respect of such proceedings. If a majority of our shareholders do not support the litigation, the action is likely to be struck out. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts could be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of a company to challenge:

●	an act which is illegal or ultra vires;

●	the act complained of could only be effected duly if authorized by a higher level of approval than that which has been obtained; and

●	an act which constitutes a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the company’s business. Our articles of association permit indemnification of officers and Directors against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the carrying out of their duties except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to be provided to our Directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The Companies Law of the Cayman Islands regard directors as agents of the company for which they act. Directors of a Cayman company must comply with their duties of care, diligence and skill. A director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience and a director is therefore not expected to exercise skill which he does not possess. Further, where a director takes part in the company’s business, he must display reasonable care and diligence, which must be measured by the care that an ordinary man might be expected to take in the same circumstances on his own behalf. A director must also act bona fide in the best interests of the company and they must exercise their powers for proper purpose.

Under our articles of association, the nature of the interest of any Director or officer in, inter alia, any contract or dealing with or affecting our company shall be disclosed by him at or prior to its consideration and vote thereon. Following such declaration, a Director shall be counted in the quorum of any relevant meeting and may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Our articles of association provide that an ordinary resolution or a special resolution (subject to the Companies Law) can be passed in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at a general meeting without a meeting being held.

Shareholder Proposals and Shareholder Meetings

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law does not contain any express provisions allowing for shareholders to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding not less than one-third of the total issued share capital of our Company entitled to vote to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by the Companies Law to hold shareholders’ annual general meetings. However, our articles of association require us to hold such general meeting annually as mentioned above.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board of Directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single Director, which increases the shareholder’s voting power with respect to electing such director. Our articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified Board of Directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, Directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board of Directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s Board of Directors.

The Companies Law has no comparable provisions. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. Although the Companies Law does not regulate transactions between a company and its significant shareholders, however, since the directors of a Cayman company must exercise their powers in compliance with their fiduciary duties, the directors must, inter alia, consider that any such transactions is, inter alia, in the best interests of the company before approving the company’s entry into such transactions.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the Board of Directors.

Under the Companies Law, a company may be wound up voluntarily by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Pursuant to our articles of association, a resolution that our Company be wound up by the court or wound up voluntarily needs to be passed by way of a special resolution or by unanimous written resolutions of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, if our share capital is divided into more than one class of shares (unless otherwise provided by the terms of issue of the shares of that class), we may vary the rights attached to any class with the written consent of a majority of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended by special resolution provided however, no such amendment shall affect the rights attaching to any class of shares without the consent or sanction provided for in our articles of association in that connection.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. Notwithstanding the foregoing, prospective shareholders should note that our Directors have the power to offer, allot or otherwise dispose of shares to such persons, on such terms and conditions and for such considerations and at such times as they think fit and also the section on transfer of our shares set out above. In addition, no provisions in our articles of association govern the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time and our ability to raise equity capital in the future. All of the shares registered in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Shares purchased by one of our “affiliates” may not be resold in the United States, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below. All of the shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below. None of the shares held by our existing shareholders is subject to any contractual lock-up obligations that restrict such shareholders’ ability to sell their shares.

Rule 144

Under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale and has beneficially owned restricted shares for at least six months is entitled to sell an unlimited number of those shares in the United States provided current public information about us is available and, after one year, is entitled to sell an unlimited number of those shares without restriction. Our affiliates who have beneficially owned restricted shares for at least six months are entitled to sell, within any three-month period, the number of shares that does not exceed the greater of:

●	1% of the number of our shares then outstanding, which will equal approximately 3,051,785 shares immediately after the registration; or

●
the average weekly reported trading volume of our shares on the applicable national securities exchange and/or OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales by affiliates under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as currently in effect, permits certain resales of shares in reliance upon Rule 144 but without compliance with specified restrictions, including the holding period requirement, of Rule 144. Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements.

TAXATION

The following summary of the material Cayman Islands, PRC, Hong Kong and United States federal income tax consequences of an investment in our shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our shares, such as the tax consequences under the United States state, local and other tax laws. To the extent that the summary relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our Cayman Islands counsel. To the extent the summary relates to matters of PRC tax law, it represents the opinion of Wang Jing & Co., our PRC counsel.

Cayman Islands Taxation

We have been advised by Appleby, our counsel as to Cayman Islands law, that the Cayman Islands currently imposes no taxes based upon profits, income, gains or appreciation and there are also currently no taxes imposed in the Cayman Islands by withholding or otherwise on the shareholders on profit, income, capital gains or appreciations in respect of their shares nor any taxes on the shareholders in the nature of estate duty, inheritance or capital transfer tax.

There is no stamp duty payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands.

People’s Republic of China Taxation

Mainland China Taxation

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” of China. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On April 22 2009, the State Administration of Taxation of the PRC (“SAT”) released the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which sets out the standards and procedures for recognizing the location of the “de facto management bodies” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. The determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises. Under SAT Circular 82, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following applies: (a) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (b) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (c) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (d) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC.

Each of our offshore entities is a company incorporated outside the PRC. As holding companies, these entities’ key assets and records, including the resolutions of their respective board of directors and meetings of shareholders, general ledgers, company seals and meeting minutes are located and maintained outside the PRC. However, a substantial majority of our senior management team is located in the PRC. The criteria pursuant to which the PRC tax authorities determine an entity’s tax residence status under the EIT Law is not clear, Please see more details under “Risk Factors—Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavourable tax consequences to us and our non-PRC shareholders”. It is uncertain whether our offshore entities may be deemed as “resident enterprise” for PRC tax purposes. Our PRC legal counsel has advised us that, the probability of  each of our offshore entities being regarded as a “resident enterprise” by the PRC tax authorities is low.

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from the dividends we receive from our HK subsidiary, Maxclean Global, through Maxclean (China) as well as our PRC subsidiary, Maxclean (Wuxi). Under the Arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, which became effective on January 1, 2007, income tax on dividends payable to a company resident in Hong Kong that holds more than a 25% equity interest in a PRC resident enterprise may be reduced to a rate of 5%. However, it is uncertain that we will be able to enjoy such preferential withholding tax treatment. According to the Circular of the State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment Under Taxation Treaties, which became effective on 1 October 2009, the 5% tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under relevant taxation treaties. Furthermore, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. However, our PRC legal counsel has advised us that, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, notwithstanding the foregoing, we may be deemed to be a PRC resident enterprise under the EIT Law. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income and may be required to withhold a 10% withholding tax from dividends we pay to our non-resident shareholders, unless otherwise provided under the applicable double tax treaties between China and governments of other jurisdictions. In that case, however, dividend income we receive from Maxclean (Wuxi) may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from the PRC enterprise income tax. However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

If we are deemed to be a PRC resident enterprise and our non-resident enterprise shareholders are subject to PRC tax as described above, the withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent must obtain a tax withholding registration and withhold the enterprise income tax from each payment made to a non-resident enterprise shareholder and file a report to the competent tax authorities. Where the withholding agent fails or is unable to perform its withholding obligation, the non-resident enterprise shareholder must pay the tax payment due to the applicable tax authorities within seven days after the payment is made or due. We, as the withholding agent, will be required to obtain a tax withholding registration and withhold the applicable enterprise income tax to comply with the above requirements. It is not clear who the withholding agent would be if tax is due on disposition gains. In the event that we or our non-resident enterprise shareholders fail to comply with the above procedures, we or our non-resident enterprise shareholders may be ordered to rectify the noncompliance or be subject to a fine of no more than RMB10,000. Failure by us to withhold the income tax fully and timely may result in a fine of 50% to three times of the unpaid tax and failure by our shareholders to pay the tax fully and timely may result in late payment penalties, or a fine of 50% to three times of the unpaid tax. It is unclear whether non-PRC individual shareholders of us should be subject to any PRC tax on dividends or gains.

On the other hand, if we are not deemed a PRC resident enterprise, no PRC income tax will be payable on shares or dividends distributed by us or realized from the sale or other disposition of our shares by the non-resident holders of our shares.

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the value of sales of goods at a general rate of 17%. We are required to remit the VAT collected to the tax authority, but may deduct the VAT that we have paid on eligible purchases.

Hong Kong Taxation

There are no material Hong Kong tax consequences that may apply to holders and prospective holders of our shares that are non-residents of Hong Kong.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our shares. This summary applies only to U.S. Holders that hold the shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following description does not apply to you if you are a member of a class of holders subject to special treatment under the U.S. federal income tax laws, including:

●	banks or other financial institutions;

●	insurance companies;

●	dealers in securities or currencies;

●	U.S. expatriates;

●	traders in securities that have elected the mark-to-market method of accounting for securities;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding a share as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	persons that own (directly, indirectly, or constructively) 10% or more of our shares;

●	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships or pass-through entities).

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of our shares and you are, for U.S. federal income tax purposes,

●	a citizen or resident of the United States;

●
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust if it (a) is subject to the primary supervision of a court in the United States over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership, or an entity treated for U.S. federal income tax purposes as a partnership, holds our shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in such partnership, you should consult your tax advisors.

Taxation of Dividends and Other Distributions on Our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions on our shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Certain dividends received by non-corporate U.S. Holders in taxable years beginning before January 1, 2013 in respect of our shares will constitute “qualified dividend income” subject to tax at the lower rate applicable to long-term capital gains (generally at a maximum income tax rate of 15%), rather than the marginal tax rates generally applicable to ordinary income, provided that (a) our shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT law (see discussion under “Taxation — People’s Republic of China Taxation”), we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (b) we are not a passive foreign investment company (as discussed below) with respect to such U.S. Holders for either our taxable year in which the dividends were paid or the preceding taxable year, and (c) holding period requirements are met (61 days of ownership without risk of loss reduction during the 121-day period beginning 60 days before the ex-dividend date). Our shares are considered to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which do not presently include the OTC Bulletin Board or OTCQX (the only exchanges on which our shares are currently expected to be quoted). Accordingly, any dividends paid on our shares are not currently expected to qualify for the lower rate unless we are deemed to be a PRC “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Tax Treaty. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to our shares (see discussion under “Taxation — People’s Republic of China Taxation”). In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the U.S.-PRC Tax Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for a deduction from your U.S. federal taxable income or a foreign tax credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our shares will be treated as income from sources outside the United States and will generally constitute “passive category income”. A U.S. Holder will be denied a foreign tax credit with respect to any PRC withholding taxes withheld from dividends received with respect to our shares to the extent that such U.S. Holder has not held our shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on our shares are not counted toward meeting the 16-day holding period required by the statute. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of your adjusted tax basis in the shares, and to the extent the amount of the distribution exceeds your adjusted tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that the entire amount of a distribution will generally be treated (and reported) as a dividend.

Taxation of Disposition of the Shares

Upon a sale or other taxable disposition of our shares, and subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares and your adjusted tax basis, determined in U.S. dollars, in the shares. Deductibility of capital losses is subject to various limitations. Capital gain of a non-corporate U.S. Holder, recognized in taxable years which begin before January 1, 2013, is generally taxed at a maximum rate of 15% if the U.S. Holder has held the shares for more than one year. Additionally, any such gain or loss recognized will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law and gain from the disposition of our shares is subject to PRC withholding taxes (see discussion under “Taxation — People’s Republic of China Taxation”), such taxes may be treated as foreign taxes eligible for a foreign tax credit against your U.S. federal income tax liability, and the gain may be treated as PRC-source income for purposes of calculating the foreign tax credit under the U.S.-PRC Tax Treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. You are encouraged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ending December 31, 2011 or for any future taxable year. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of our shares in this offering and the expected price of our shares following the offering. Our actual PFIC status for any taxable year will not be determinable until the close of such taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. Norton Rose Hong Kong, our special U.S. counsel, expresses no opinion with respect to our expectations set forth in this paragraph.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income; or

●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our shares, our PFIC status may be determined in large part based on the market price of our shares which may fluctuate considerably. Accordingly, fluctuations in the market price of our shares may result in our being a PFIC for any year. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold our shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our shares, regardless of whether we continue to meet the income or asset test described above. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the shares.

If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of our shares, unless you make a “qualified electing fund” election (a “QEF election”) or a “mark-to-market” election as described below. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for our shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

●
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of our shares cannot be treated as capital, even if you hold our shares as capital assets. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you hold our shares and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though you would not receive the proceeds of those distributions or dispositions. You are urged to consult your tax advisor about the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, you may make a mark-to-market election to include in ordinary income each year an amount equal to the excess, if any, of the fair market value of our shares as of the close of your taxable year over your adjusted tax basis in such shares. The mark-to-market election is available only for “marketable stock”, which is stock that is “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission, or on NASDAQ, or on a foreign exchange or market that the Internal Revenue Service determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTC Bulletin Board and OTCQX are not considered to be national securities exchanges that would allow a U.S. Holder to make a mark-to-market election. Because we expect that our shares will be quoted only on the OTC Bulletin Board or OTCQX, our shares may not currently qualify as “marketable stock” for purposes of the mark-to-market election. Consequently, you will not be eligible to make a mark-to-market election if we are or become a PFIC.

Subject to certain limitations, you may also avoid the rules described above with respect to the stock you own in a PFIC by making a timely QEF election to be taxed currently on your pro rata portion of such PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income). However, this option would not be available to you because we do not intend to generate, or share with you, information that would be necessary for you to make a QEF election.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you are encouraged to consult your tax advisors regarding any reporting requirements that may apply to you.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, you should consult your own tax advisors concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our shares if we are or become classified as a PFIC.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (a) the U.S. Holder’s “net investment income” for the relevant taxable year and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of our shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, for taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of our shares, if such shares are not held on his or her behalf by a U.S. financial institution. For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceed US$50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. You are encouraged to consult your tax advisor regarding the effect, if any, of new U.S. federal income tax legislation on your ownership and disposition of our shares.

In addition, dividend payments with respect to our shares and proceeds from the sale, exchange or redemption of our shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. After December 31, 2012, the backup withholding rate will increase to 31% under the sunset provisions of currently applicable U.S. tax law.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. You are encouraged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an established judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed [CT Corporation System] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Wang Jing & Co., our PRC counsel, has advised us that there is uncertainty as to whether the courts of China would (a) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (b) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Wang Jing & Co. has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

In addition, although U.S. shareholders may be able to originate actions against us in China in accordance with PRC law, it will be difficult for U.S. shareholders to do so because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our shares, to establish a connection to the PRC such that a PRC court will have subject matter jurisdiction as required by the PRC Civil Procedures Law. U.S. shareholders may be able to originate actions against us in the Cayman Islands based on Cayman Islands law. However, we do not have any substantial assets in the Cayman Islands and it may be difficult for a shareholder to enforce in China a judgment obtained in a Cayman Islands court where substantially all of our operations are conducted.

Appleby, our legal counsel as to Cayman Islands law, has advised us that a final and conclusive judgment in personam of a competent foreign court against our Company under which a definite sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other similar penalty) may be the subject of enforcement proceedings in the Grand Court of the Cayman Islands under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, it is expected such proceedings to be successful provided that: (a) the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands; and (b) the judgment is not contrary to public policy in Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Cayman Islands law.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. There is therefore doubt as to the enforceability in Hong Kong in original actions or in actions for enforcement of judgments of United States courts of civil liabilities predicted solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

LEGAL MATTERS

Appleby, our Cayman Islands’ counsel, will pass on the validity of the shares offered by this prospectus.

EXPERTS

Our consolidated financial statements of Maxclean Holdings Ltd as of and for the years ended December 31, 2011, 2010 and 2009 have been audited by Crowe Horwath (HK) CPA Limited, an independent registered public accounting firm, given on the authority of the said firm as experts in auditing and accounting. The offices of Crowe Horwath (HK) CPA Limited are located at 34/F The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

EXPENSES RELATED TO THIS OFFERING

All expenses of this prospectus and the registration statement of which this prospectus forms a part, including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of our shares will be borne by the selling shareholders, the purchasers participating in such transaction, or both.

The following table sets forth all costs and expenses payable by us in connection with the sale of our shares being registered. All amounts shown are estimates, other than the SEC registration fee.

SEC registration fee	[●]
Printing and engraving expenses	[●]
Legal fees and expenses	[●]
Audit fees and expenses	[●]
Transfer agent and registrar fees and expenses	[●]
Miscellaneous expenses	[●]
Total	[●]

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1 with the SEC relating to the offer and sale of the shares that the selling shareholders are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. Following the effective date of the registration statement, we will be required to file annual reports on Form 20-F and we will submit other reports and information on Form 6-K with the SEC. You can read our SEC filings, including the registration statement, on the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Maxclean Holdings Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
MAXCLEAN HOLDINGS LTD

We have audited the accompanying consolidated statements of financial position of Maxclean Holdings Ltd (Note 1) and its subsidiaries (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company has operating and liquidity concerns as the Company had suffered recurring losses from operations and negative operating cash flows and incurred an accumulated deficit of RMB68,303,968 as of December 31, 2011. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Crowe Horwath (HK) CPA Limited
Hong Kong
May 18, 2012

MAXCLEAN HOLDINGS LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

		Year Ended December 31,
	Notes	2011	2011	2010	2009
		US$	RMB	RMB	RMB

REVENUE	4	9,253,085	58,778,374	53,278,331	41,126,703
Cost of sales		(7,895,521)	(50,154,720)	(45,043,845)	(32,575,512)

Gross profit		1,357,564	8,623,654	8,234,486	8,551,191
Other revenue	4	60,759	385,962	47,932	411,553
Other net gain/(loss)	4	(64,221)	(407,954)	1,117,542	(402,818)
Selling and distribution costs		(955,325)	(6,068,510)	(5,730,838)	(2,011,840)
Administrative expenses		(4,577,241)	(29,076,010)	(10,608,161)	(8,859,250)

OPERATING LOSS		(4,178,464)	(26,542,858)	(6,939,039)	(2,311,164)

Finance costs	5	(616,370)	(3,915,368)	(2,650,207)	(2,241,972)

LOSS BEFORE TAX	6	(4,794,834)	(30,458,226)	(9,589,246)	(4,553,136)
Tax credit/(expense)	8	(22,793)	(144,786)	117,127	17,478
NET LOSS FOR THE YEAR		(4,817,627)	(30,603,012)	(9,472,119)	(4,535,658)
Net loss attributable to the non-controlling interests		-	-	107,394	249,083
Net loss attributable to equity holders of the Company		(4,817,627)	(30,603,012)	(9,364,725)	(4,286,575)

NET LOSS FOR THE YEAR		(4,817,627)	(30,603,012)	(9,472,119)	(4,535,658)
Other comprehensive loss - Translation adjustments		(4,326)	(27,475)	(18,867)	(3,013)
Total comprehensive loss for the year		(4,821,953)	(30,630,487)	(9,490,986)	(4,538,671)
Comprehensive loss attributable to the non-controlling interests		-	-	107,394	249,083
Comprehensive loss attributable to equity holders of the Company		(4,821,953)	(30,630,487)	(9,383,592)	(4,289,588)

Net loss per share
Basic	23	(0.02)	(0.13)	(0.04)	(0.02)
Diluted	23	(0.02)	(0.13)	(0.04)	(0.02)
Weighted average number of shares outstanding
Basic	23	240,130,058	240,130,058	216,705,230	216,705,230
Diluted	23	240,130,058	240,130,058	216,705,230	216,705,230

The accompanying notes are an integral part of these consolidated financial statements.

MAXCLEAN HOLDINGS LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2011, 2010 AND 2009

	Notes	2011	2011	2010	2009
		US$	RMB	RMB	RMB
NON-CURRENT ASSETS
Property, plant and equipment	9	5,749,424	36,522,069	37,527,607	40,402,033
Prepayments for acquisition of property, plant and equipment		230,511	1,464,272	906,266	709,706
Prepaid land lease payments	10	360,498	2,289,992	2,346,652	2,403,312
Intangible assets, net	11	7,141	45,360	70,177	41,894
Investment property	12	-	-	-	-
Deferred tax assets	13	-	-	112,869	-
Total non-current assets		6,347,574	40,321,693	40,963,571	43,556,945

CURRENT ASSETS
Inventories	14	1,397,112	8,874,872	10,713,029	16,278,007
Trade receivables	15	2,311,511	14,683,413	12,412,554	10,511,027
Due from related party	16	-	-	-	427,518
Due from shareholders		8,157	51,814	-	-
Other receivable and current assets	17	163,248	1,037,000	1,348,614	6,683,510
Bills receivables		13,281	84,368	-	-
Prepaid expenses		103,054	654,632	86,666	204,476
Tax recoverable		-	-	-	715,898
Restricted cash	18	-	-	2,500,000	-
Cash and bank balances	19	3,602,492	22,884,109	4,129,911	7,845,814
		7,598,855	48,270,208	31,190,774	42,666,250
Non-current assets held for sale	12	-	-	-	1,066,082

		7,598,855	48,270,208	31,190,774	43,732,332

Total assets		13,946,429	88,591,901	72,154,345	87,289,277

CURRENT LIABILITIES
Trade payables		1,188,496	7,549,685	6,805,323	7,190,385
Accruals and other payables	20	595,458	3,782,528	5,882,852	7,051,982
Interest-bearing bank borrowings	21	6,611,778	42,000,000	37,000,000	37,000,000
Due to a related party	16	67,021	425,736	-	-
Due to directors	16	627,119	3,983,648	9,913,398	11,405,862
Tax payable		64,426	409,250	163,458	-
		9,154,298	58,150,847	59,765,031	62,648,229
Liabilities held-for-sale	12	-	-	-	116,382
		9,154,298	58,150,847	59,765,031	62,764,611

Net current liabilities		(1,555,443)	(9,880,639)	(28,574,257)	(19,032,279)

Total assets less current liabilities		4,792,131	30,441,054	12,389,314	24,524,666

NON-CURRENT LIABILITIES
Deferred tax liabilities	13	-	-	-	843

Net assets		4,792,131	30,441,054	12,389,314	24,523,823

EQUITY
Issued share capital	22	31,073	197,387	43,015,452	43,015,452
Share premium	22	6,143,924	39,028,045	-	-
Reserves	22	(1,382,866)	(8,784,378)	(30,626,138)	(21,242,546)
Total equity attributable to equity holders of the Company		4,792,131	30,441,054	12,389,314	21,772,906
Non-controlling interests		-	-	-	2,750,917
Total equity		4,792,131	30,441,054	12,389,314	24,523,823

The accompanying notes are an integral part of these consolidated financial statements.

MAXCLEAN HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Issued share capital	Share premium	Capital reserve	Employee share- based payment reserve	Statutory surplus fund	Exchange fluctuation reserve	Accumulated loss	Total reserves /(deficits)	Non- controlling Interest	Total equity /(deficits)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(note 22)	(note 22)	(note 22)	(note 22)

At January 1, 2009	10,628	-	-	-	143,680	6,953,018	(24,049,656)	(16,952,958)	-	(16,942,330)
Issue of shares of the Company	43,004,824	-	-	-	-	-	-	-	-	43,004,824
Incorporation of a subsidiary	-	-	-	-	-	-	-	-	3,000,000	3,000,000
Total comprehensive loss for the year	-	-	-	-	-	(3,013)	(4,286,575)	(4,289,588)	(249,083)	(4,538,671)
At December 31, 2009	43,015,452	-	-	-	143,680	6,950,005	(28,336,231)	(21,242,546)	2,750,917	24,523,823

At December 31, 2009 and January 1, 2010	43,015,452	-	-	-	143,680	6,950,005	(28,336,231)	(21,242,546)	2,750,917	24,523,823
Total comprehensive loss for the year	-	-	-	-	-	(18,867)	(9,364,725)	(9,383,592)	(107,394)	(9,490,986)
Disposal of equity interest in a subsidiary	-	-	-	-	-	-	-	-	(2,643,523)	(2,643,523)
At December 31, 2010	43,015,452	-	-	-	143,680	6,931,138	(37,700,956)	(30,626,138)	-	12,389,314

At December 31, 2010 and January 1, 2011	43,015,452	-	-	-	143,680	6,931,138	(37,700,956)	(30,626,138)	-	12,389,314
Effect of capitalization	(42,874,588)	-	42,982,174	-	-	-	-	42,982,174	-	107,586
Issue of shares of the Company	56,523	39,028,045	-	-	-	-	-	-	-	39,084,568
Share based compensation	-	-	-	9,490,073	-	-	-	9,490,073		9,490,073
Total comprehensive loss for the year	-	-	-	-	-	(27,475)	(30,603,012)	(30,630,487)	-	(30,630,487)
At December 31, 2011	197,387	39,028,045	42,982,174	9,490,073	143,680	6,903,663	(68,303,968)	(8,784,378)	-	30,441,054

At December 31, 2011 – US$	31,073	6,143,924	6,766,395	1,493,959	22,619	1,086,797	(10,752,636)	(1,382,866)	-	4,792,131

The accompanying notes are an integral part of these consolidated financial statements.

MAXCLEAN HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

		Year ended December 31,
	Notes	2011	2011	2010	2009
		US$	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(4,794,834)	(30,458,226)	(9,589,246)	(4,553,136)
Adjustments for:
Depreciation of property, plant and equipment	6, 9	668,130	4,244,160	4,149,013	3,274,212
Depreciation of investment property	6, 12	-	-	-	45,572
Amortization of prepaid land lease payments	6, 10	8,920	56,660	56,660	56,660
Amortization of intangible assets	6, 11	3,906	24,817	14,917	13,590
Share-based compensation	22	1,493,959	9,490,073	-	-
Interest income	4	(4,387)	(27,870)	(34,544)	(28,192)
Interest expense	5	584,361	3,712,035	2,488,716	2,181,226
Impairment on amount due from a related company	4	-	-	132,302	-
Write down of inventories	6	223,849	1,421,954	494,968	187,884
Loss on disposal of property, plant and equipment	4	19,244	122,242	43,307	-
Gain on disposal of investment property	4	-	-	(194,107)	-
Gain on disposal of a subsidiary	4	-	-	(831,780)	-
Operating cash (outflow)/inflow before working capital changes		(1,796,852)	(11,414,155)	(3,269,794)	1,177,816

(Increase)/decrease in assets:
Inventories		65,163	413,932	2,854,446	3,177,861
Trade receivables		(360,000)	(2,286,828)	(1,926,624)	(3,471,525)
Other receivable and current assets		49,055	311,613	1,426,398	(4,941,222)
Bills receivable		(13,281)	(84,368)	-
Prepaid expenses		(89,815)	(570,533)	116,743	94,382

Increase/(decrease) in liabilities:
Trade payables		117,548	746,698	(376,395)	(1,379,354)
Accruals and other payables		305,298	1,939,346	(611,279)	2,004,900
Advances from customers – related parties		67,021	425,736	-	-
Tax payable		38,904	247,131	322,615	(914,912)

Cash used in operations		(1,616,959)	(10,271,428)	(1,463,890)	(4,252,054)

PRC income tax paid		(5,399)	(34,294)	-	-
Interest paid	5	(584,361)	(3,712,035)	(2,488,716)	(2,181,226)

Net cash used in operating activities		(2,206,719)	(14,017,757)	(3,952,606)	(6,433,280)

MAXCLEAN HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

		Year ended December 31,
	Notes	2011	2011	2010	2009
		US$	RMB	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits paid and purchases of property plant and equipment		(616,953)	(3,919,070)	(1,707,655)	(3,775,520)
Proceeds from disposal of property, plant and equipment		31	200	16,215	-
Proceeds from disposal of investment property	12	-	-	1,249,234	-
Purchases of intangible assets		-	-	(43,200)	(4,273)
(Refund of deposit)/deposit received on disposal of investment property	12	-	-	(115,186)	116,499
Repayment from/(advances to) a related company		-	-	290,822	(427,949)
Proceed from disposal of a subsidiary, net of cash disposed	24	-	-	3,579,087	-
Decrease/(increase) in restricted cash		393,558	2,500,000	(2,500,000)	-
Interest received	4	4,387	27,870	34,544	28,192
Net cash (used in) generated from investing activities		(218,977)	(1,391,000)	803,861	(4,063,051)
CASH FLOWS FROM FINANCING ACITIVITIES
Capital contributions from equity holders of the Company	22	6,169,758	39,192,154	-	43,048,234
Increase in pledged deposit		-	-	(500,000)	-
Repayment of loans from related parties		(500,000)	(3,233,490)	-	-
Loans from related parties		500,000	3,233,490	-	-
Amounts due from shareholders		(8,271)	(52,543)	-	-
(Repayment to)/advances from third parties		(629,693)	(4,000,000)	1,500,000	-
Capital contributions from non-controlling interests		-	-	-	3,000,000
Repayment to directors		(933,754)	(5,931,481)	(1,469,842)	(35,343,770)
New bank loans		15,742,330	100,000,000	42,000,000	37,000,000
Repayment of bank loans		(14,955,213)	(95,000,000)	(42,000,000)	(32,000,000)
Net cash generated from/(used in) financing activities		5,385,157	34,208,130	(469,842)	15,704,464

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,959,461	18,799,373	(3,618,587)	5,208,133
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		650,144	4,129,911	7,845,814	2,640,971
Effect of foreign exchange rate changes		(7,113)	(45,175)	(97,316)	(3,290)
CASH AND CASH EQUIVALENTS AT END OF YEAR		3,602,492	22,884,109	4,129,911	7,845,814

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

Cash and bank balances	19	3,602,492	22,884,109	4,129,911	7,845,814

The accompanying notes are an integral part of these consolidated financial statements.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND REORGANIZAITON

Maxclean Holdings Ltd (the “Cayman Company”, “Maxclean Holdings”, or the “Company”) is a holding company, which was incorporated in the Cayman Islands on May 30, 2011. The Company owns 100% of Maxclean (China) Holdings Limited (“Maxclean (China)”). The Company, through Maxclean (China), has 2 wholly owned operating subsidiaries, Maxclean (Wuxi) Technology Co. Ltd. (“Maxclean (Wuxi)”) and Maxclean Global Enterprises Company Limited (“Maxclean Global”) (collectively the “Group”).

The Company was incorporated in the Cayman Islands on May 30, 2011 and is owned by the same control group as Maxclean (China). The Company has an authorized share capital of 10,000,000,000 ordinary shares of US$0.0001 each.

Pursuant to written board resolutions of the Company, on July 12, 2011, the shareholders of Maxclean (China) effectively exchanged their outstanding shares of Maxclean (China) for all of the outstanding shares of the Company (the “Share Swap”). The Share Swap has been accounted for as a reverse capitalization whereby Maxclean (China) will be deemed to be the accounting acquirer (legal acquiree) and the Company to be the accounting acquiree (legal acquirer). Other than its 100% ownership of Maxclean (China), the Company has no significant assets and no other business operations. Under the Share Swap, Maxclean (China) exchange all 48,786,000 of its issued ordinary shares to the Cayman Company. In turn, the Cayman Company allotted and issued 48,786,000 new ordinary shares to the shareholders of Maxclean (China) in the ratio of one ordinary share in the Cayman Company for every one ordinary share in Maxclean (China). The Share Swap did not result in any material change to the Company’s capital structure.

The Cayman Company plans to file a Form F-1 Registration Statement under the Securities Act of 1933 with the U.S. Securities and Exchange Commission to register certain shares of the Cayman Company for resale.

The consolidated financial statements of Maxclean Holdings Ltd and subsidiaries for the years ended December 31, 2011, 2010 and 2009, were authorized for issue in accordance with a resolution of the directors on May 18, 2012. The registered address of the Company is Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. The principal place of business of the Company is located at 88 Yu Feng Road, Shuo Fang Town, New District, Wuxi City Jiangsu Province, PRC.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND REORGANIZATION (continued)

The Company had direct or indirect equity interests in the following subsidiaries, the particulars of which are set out below, as a result of which the Company had the ability to direct the financial and operating policies of each of the entities, and thus had effective control over such entities:

Name	Place and date of incorporation or establishment/ operation	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company
			Direct	Indirect

Maxclean (China) Holdings Limited ("Maxclean (China)") (note (i))	Hong Kong September 6, 2002	HK$48,786,000	100	-
Maxclean (Wuxi) Technology Co. Ltd ("Maxclean (Wuxi)") (note (ii), (iii))	PRC December 16, 2002	US$9,560,010	-	100
Maxclean Global Enterprises Company Limited ("Maxclean Global") (note (iv))	Hong Kong August 16, 2002	HK$2	-	100
Wuxi Maxclean Import & Export Trade Development Co. Ltd. (note (ii), (v))	PRC April 29, 2009	RMB10,000,000	-	-

Notes:
(i)	The authorized capital of Maxclean (China) is HK$49,000,000 and the issued capital was HK$48,786,000 as of December 31, 2011.

(ii)	These entities are wholly foreign-owned enterprises and limited liability companies established in the PRC.

(iii)	The registered capital of Maxclean (Wuxi) is US$15,000,000 and the issued capital was US$9,560,010 as of December 31, 2011.

(iv)	The authorized capital of Maxclean Global is HK$10,000 and the issued capital was HK$2 as of December 31, 2011.

(v)
The registered capital of Maxclean Trading is RMB10,000,000 and was fully paid as of July 31, 2009. The Group disposed of its entire 70% equity interest in Maxclean Trading at a cash consideration of RMB7,000,000 on December 31, 2010.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

The reorganization of the Group involved a combination of entities under the common control of the original shareholder of Maxclean (China). Accordingly, under paragraphs 10 through 13 of IFRS 3, “Business Combinations” (“IFRS 3”), a combination of entities under common control is deemed to be outside the scope of IFRS 3. Since the reorganization of the Group did not result in any change in the effective control of the Group or the relative shareholder interests before and after the reorganization, the accompanying financial statements have been prepared on a consolidated basis at historical cost for all periods presented. On this basis, the Company has been treated as the holding company of its subsidiaries for all periods presented.

The consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements of the Group include the results of operations and cash flows of its subsidiaries now comprising the Group and have been prepared as if the current group structure had been in existence as of the beginning of the three years ended December 31, 2011, or since the respective dates of their incorporation or establishment, whichever is shorter. The consolidated balance sheets of the Group as of December 31, 2011, 2010 and 2009 have been prepared to present the assets and liabilities of the Group as of the respective dates as if the current group structure had been in existence at those dates.

All intra-group transactions and balances have been eliminated upon consolidation.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board. The Company has also applied IFRS 1, “First-time Adoption of International Financial Reporting Standards” in preparing these financial statements. The transition to IFRSs has no effect to the Group’s reported financial positions, financial performance and cash flows, therefore, the Company has not presented previous year comparative information of the financial statements for the relevant periods. All IFRSs effective for the accounting periods commencing from January 1, 2009 together with the relevant transitional provisions, have been adopted by the Company in the preparation of the financial statements throughout the relevant periods.

The financial statements are presented in Renminbi (“RMB”).

The preparation of these financial statements in conformity with IFRSs requires management to make judgement, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 3.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

For the convenience of the reader, certain RMB amounts included in the accompanying consolidated financial statements on December 31, 2011 have been translated into U.S. dollars at the rate of US$1 = RMB6.3523. This convenience translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2011, or at any other rate.

Going concern and management plan

In preparing these consolidated financial statements, the Board of Directors has considered the future liquidity of the Company. As of December 31, 2011, 2010 and 2009, the Company had cash of RMB22,884,109, RMB4,129,911 and RMB7,845,814 respectively. Its current liabilities exceeded current assets by RMB9,880,639, RMB28,574,257 and RMB19,032,279 respectively, resulting in a current ratio of 0.83, 0.52 and 0.70 respectively and a quick ratio of 0.68, 0.34 and 0.44 respectively. The Company incurred a comprehensive loss of RMB30,630,487, RMB9,383,592 and RMB4,289,588 for the years ended December 31, 2011, 2010 and 2009, respectively. This trend is expected to continue. These conditions indicate the existence of an uncertainty which may cast doubt on the Company’s ability to continue as a going concern.

The Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity.

Notwithstanding the Company’s liquidity concerns as of December 31, 2011, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. In the opinion of the Board of Directors, the Company should be able to meet its financial obligations as and when they fall due in the coming year, after taking into consideration several measures and arrangements made subsequent to the reporting date as further detailed below:

a.	The Company is considering various options for financing the Company’s working capital and capital commitments in the foreseeable future;

b.
The Board of Directors confirms that in the absence of unforeseeable circumstances, the Company is projected to have sufficient working capital for the next 12 months after the date of approval of these consolidated financial statements for its business operations after having taken into account its projected cash flows, current financial resources and capital expenditure requirements with respect to the production facilities and development of its business. The Company may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions the Company may decide to pursue. If the Company’s existing cash is insufficient to meet its requirements, the Company may seek to sell additional equity securities, debt securities or make additional borrowings from lending institutions.

In the light of the measures and arrangements implemented to date, the Board of Directors is of the view that the Company will have sufficient cash resources to satisfy its future working capital and other financial obligations. Accordingly, the Board of Directors is of the view that it is appropriate to prepare these consolidated financial statements on a going concern basis.

Should the Company be unable to operate as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these potential adjustments have not been reflected in the consolidated financial statements.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed to any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company. Total comprehensive income is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position.

Investment property

Investment property is property held either to earn rentals or for capital appreciation or for both, but not held for sale in the ordinary course of business or used in the production or supply of goods or services or for administrative purposes.  Investment property is stated at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. Depreciation is charged so as to write off the cost of investment property net of expected residual value over the 25 years of estimated useful life using the straight-line method.  The useful life, residual value and depreciation method are reviewed, and adjusted if appropriate, at the end of each reporting period.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation
Property, plant and equipment are stated in the statement of financial position at cost less accumulated depreciation and impairment losses.

Historical cost includes expenditures that are directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are recognized as an expense in profit or loss during the financial period in which they are incurred.

Depreciation is calculated to write off the cost less accumulated impairment losses of property, plant and equipment from the date on which they become fully operational and after taking into account  their estimated residual values, using the straight line method over their estimated useful lives as follows:

Buildings	Over the shorter of lease terms or 20 years
Leasehold improvements	Over the shorter of lease terms or 5-20 years
Plant and machinery	5-10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net proceeds on disposal and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

Construction in progress represents buildings under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Prepaid land lease payments
Prepaid land lease payments under PRC land use right arrangements are initially stated at cost and subsequently amortized on the straight-line basis over the lease terms.

Intangible assets

Intangible assets acquired separately and with finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses. Amortization of intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives of 5 years.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss in the period when the asset is derecognized.

Non- current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of the carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable.

Impairment of assets
Impairment of trade and other receivables

Receivables that are stated at cost or amortized cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Company about one or more of the following loss events:

–	significant financial difficulty of the debtor;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the debtor will enter bankruptcy or other financial reorganization;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognized as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Impairment of assets (continued)

Impairment of trade and other receivables (continued)

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that property, plant and equipment and prepaid land lease payments may be impaired or, an impairment loss previously recognized no longer exists or may have decreased.

If any such indication exists, the asset’s recoverable amount is estimated.

-	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

-	Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

-	Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Impairment of assets (continued)

Impairment of other assets (Continued)

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Inventories
Inventories are carried at the lower of cost and net realizable value.

Cost is calculated using the weighted average method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.  The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.  The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment losses for bad and doubtful debts, except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment losses for bad and doubtful debts.

Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

Trade and other payables
Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the statement of comprehensive income when incurred.

The employees of the Company's subsidiaries which operate in Mainland China are required to participate in publicly administered pension schemes operated by the local municipal government. The subsidiaries are required to contribute certain percentages of their payroll costs to the central pension schemes. The Group has no further payment obligations once the contributions have been paid. The contributions are charged to the consolidated statements of comprehensive income as they become payable in accordance with the rules of the central pension scheme.

The Company’s subsidiaries in Mainland China contribute on a monthly basis to defined contribution housing, medical and other benefit plans organized by the PRC government. The PRC government assumes the obligations to all existing and retired employees under these plans. Contributions to these plans by the Company’s subsidiaries in Mainland China are expensed as incurred. The Company’s subsidiaries in Mainland China have no further obligations beyond the required contributions under these plans.

Income tax

Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous periods. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Income tax (continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided that those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

–	the same taxable entity; or

–
different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

i)	Sale of goods

Revenue is recognized on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed. Revenue excludes value added tax or other sales tax and is after deduction of any trade discounts.

ii)	Rental income from operating leases

Rental income receivable under operating leases is recognized in profit or loss in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

iii)	Service income
Revenue from provision of services is recognized when the services are rendered.

iv)	Interest income
Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Although the Group’s policy is to recognize product returns as a reduction of revenue, the Group has not deemed it necessary to accrue for returns at the time when sales are recorded, as the Group has not had any significant product returns or similar claims. Management periodically reviews this matter and will consider making such accruals, when there are indications of significant sales returns or similar claims in future periods.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under the operating leases are charged to the consolidated statements of comprehensive income on the straight-line basis over the lease terms.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.  During the years ended December 31, 2011, 2010 and 2009, no interest has been capitalized. All borrowing costs are expensed in profit or loss in the year in which they are incurred.

Translation of foreign currencies

These financial statements are presented in Chinese Renminbi (“RMB”).  Each entity within the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the parent company is RMB.  The functional currency of Maxclean (China) and Maxclean Global is Hong Kong dollars. The PRC subsidiaries maintain their books and records in their functional currency, RMB, being the lawful currency in the PRC.

Foreign currency transactions during the years are translated at the foreign exchange rates existing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss, except those arising from foreign currency borrowings used to hedge a net investment in a foreign operation which are recognized in other comprehensive income.

Non-monetary assets and liabilities measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates existing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies stated at fair value are translated using the foreign exchange rates existing at the dates the fair value was determined.

The results of foreign operations are translated into RMB at the exchange rates approximating the foreign exchange rates existing at the dates of the transactions. Statement of financial position items, including goodwill arising on consolidation of foreign operations, are translated into RMB at the foreign exchange rates existing at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange fluctuation reserve. Goodwill arising on consolidation of a foreign operation is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

From 1 January 2010 onwards, on the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In the case of a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. partial disposals of associates that do not result in the Group losing significant influence), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

For the purpose of the consolidated statements of cash flows, the cash flows of foreign subsidiaries are translated into RMB at the exchange rates prevailing at the dates of the cash flows.  Frequently recurring cash flows of overseas subsidiaries which arise throughout the period are translated into RMB at the weighted average exchange rates for the period.

Shipping and handling costs

Substantially all costs of shipping and handling of products to customers are included in selling expenses. Shipping and handling costs for the years ended December 31, 2011, 2010 and 2009 were RMB1,376,616, RMB1,226,272 and RMB736,017, respectively.

Research and development costs

All research and development costs are charged to the consolidated statements of comprehensive income as incurred. Research and development costs for the years ended December 31, 2011, 2010 and 2009 were insignificant.

Adverting costs

The Company expensed all advertising costs as incurred. The total amount of advertising costs charged to selling expenses were RMB1,033,325, RMB708,548 and RMB66,820 for the years ended December 31, 2011, 2010 and 2009, respectively.

Related parties
For the purposes of these financial statements, a party is considered to be related to the Group if:

i)
the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

ii)	the Group and the party are subject to common control;

iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

iv)
the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.1.	PRINCIPAL ACCOUNTING POLICIES (continued)

Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

The Group operates in one business segment, which is the manufacture and sale of cleanroom products.  The chief operating decision-makers consider their cleanroom products as one business segment for assessment of segment performance as they exhibit similar long term financial performance and they are similar in terms of product nature, production process, customer type and class, and distribution method.  As such, no further business segment analysis is presented.

2.2.	IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in the financial statements.

Amendments to IFRS 7	Disclosures – Transfers of Financial Assets1
Disclosures - Offsetting Financial Assets and Financial Liabilities2
Mandatory Effective Date of IFRS 9 and Transition Disclosures3
IFRS 9	Financial Instruments3
IFRS 10	Consolidated Financial Statements2
IFRS 11	Joint Arrangements2
IFRS 12	Disclosure of Interests in Other Entities2
IFRS 13	Fair Value Measurement2
Amendments to IAS 1	Presentation of Items of Other Comprehensive Income5
Amendments to IAS 12	Deferred Tax – Recovery of Underlying Assets4
IAS 19 (as revised in 2011)	Employee Benefits2
IAS 27 (as revised in 2011)	Separate Financial Statements2
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures2
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities6

1   Effective for annual periods beginning on or after July 1, 2011.
2   Effective for annual periods beginning on or after January 1, 2013.
3   Effective for annual periods beginning on or after January 1, 2015.
4   Effective for annual periods beginning on or after January 1, 2012.
5   Effective for annual periods beginning on or after July 1, 2012.
6   Effective for annual periods beginning on or after January 1, 2014.

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application.  So far, it has concluded that these new and revised IFRSs are unlikely to have a significant impact on the Group’s results of operations and financial position.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	ACCOUNTING ESTIMATES AND JUDGEMENTS

In the process of applying the Group’s accounting policies which are described in note 2, management has made certain key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. The Group believes the following critical accounting policies involve the most significant estimates and judgments used in the preparation of the consolidated financial statements.

Useful lives of property, plant and equipment

Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation and amortization expenses for the periods.  Management determines the useful lives of its property, plant and equipment based on their historical experience with assets of similar nature and functions and taking into account anticipated technological changes.  Management will revise the depreciation period where actual useful lives are different from those previously estimated,  and write off or write down the value of obsolete or non-strategic assets that have been abandoned.

Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs to completion and selling expenses.  The net realizable value is estimated based on the current market conditions and historical experience of manufacturing and selling products of similar nature.  The estimates can change significantly as a result of changes in customer preferences or competitor actions in response to severe industry cycles.  Management reassesses these estimates at the end of each reporting period.

Impairment of property, plant and equipment and land lease prepayments

The recoverable amount of an asset is the higher of its net selling price and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs.  The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs.  Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods. The carrying amounts of property, plant and equipment and land lease prepayments as at the end of the reporting periods were as follows:

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Property, plant and equipment	5,749,424	36,522,069	37,527,607	40,402,033
Prepaid land lease payments	369,418	2,346,652	2,403,312	2,459,972

Impairment of receivables

The Group maintains an impairment allowance for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivable, where applicable, at the end of each reporting period.  The estimates are based on the aging of the accounts receivable and other receivable balances and the historical write-off experience, net of recoveries.  If the financial condition of the debtors were to deteriorate, an additional impairment allowance may be required.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	REVENUE, OTHER INCOME AND GAINS

The principal activities of the Group are the manufacture and sale of cleanroom products.

Revenue, which is also the Group’s turnover, represents the net sales value of goods sold to customers.

Additional product sales information

The Company has a single operating segment, which is the manufacture and sale of cleanroom products.   Summarized enterprise-wide financial information concerning the Company’s revenues based on product group and geographic area is shown in the following tables:

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Revenue by product group:
Wipe	3,193,369	20,285,240	16,063,033	11,976,240
PE bag	1,960,321	12,452,547	13,396,803	7,981,136
Face mask	785,859	4,992,012	4,791,689	6,108,230
Sticky mats	1,248,897	7,933,368	8,685,196	7,771,808
Others (eg Swabs, static control products, disposable gloves and caps, etc)	2,064,639	13,115,207	10,341,610	7,289,289

	9,253,085	58,778,374	53,278,331	41,126,703

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Revenue by geographical area:
PRC	7,198,531	45,727,232	36,987,993	23,423,738
Hong Kong	1,448,600	9,201,942	11,285,867	11,586,070
Overseas	605,954	3,849,200	5,004,471	6,116,895

	9,253,085	58,778,374	53,278,331	41,126,703

Other revenue

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Bank interest income	4,387	27,870	34,544	28,192
Rental income	17,002	108,000	-	74,224
Management service income (note 25)	-	-	-	305,943
Sundry income	2,923	18,570	13,388	3,194
Service income	36,447	231,522	-	-
	60,759	385,962	47,932	411,553

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	REVENUE, OTHER INCOME AND GAINS (continued)

Other net gain/(loss)
	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Gain on disposal of investment property (note 12)	-	-	194,107	-
Loss on disposal of property, plant and equipment, net	(19,244)	(122,242)	(43,307)	-
Gain on disposal of a subsidiary (note 24)	-	-	831,780	-
Gain/(loss) on sale of raw materials, net	-	-	421,839	(352,924)
Impairment on amount due from a related company	-	-	(132,302)	-
Donations	-	-	(43,070)	-
Others	(44,977)	(285,712)	(111,505)	(49,894)

	(64,221)	(407,954)	1,117,542	(402,818)

5.	FINANCE COSTS

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Exchange loss	32,009	203,333	161,491	60,746
Interest on:
- bank loans wholly repayable within one year	524,640	3,332,666	2,457,809	2,152,088
- amounts due to a related party and directors (notes 16 and 25)	26,721	169,741	30,907	29,138
- third party loan (note)	33,000	209,628	-	-
	584,361	3,712,035	2,488,716	2,181,226

	616,370	3,915,368	2,650,207	2,241,972

Note:
During the year ended December 31, 2011, the Company borrowed short-term loans from an independent third party which were interest bearing at 1% - 1.5% per month. The Company fully paid off these loans as of December 31, 2011.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	LOSS BEFORE TAX

The Company's loss before tax is arrived at after charging:

		Year ended December 31,
	Notes	2011	2011	2010	2009
		US$	RMB	RMB	RMB

Included in cost of sales
Cost of inventories sold*		7,895,521	50,154,720	45,043,845	32,575,512

Included in selling and
distribution costs
Depreciation of property, plant and equipment	9	-	-	25,144	5,366
Minimum lease payments under operating leases		23,177	147,226	185,917	141,376
Staff costs (including directors’ remuneration):
Wages and salaries		300,349	1,907,906	2,497,141	582,686
Pension scheme contributions		16,402	104,191	85,995	48,666

Included in administrative
expenses
Amortization of intangible assets	11	3,906	24,817	14,917	13,590
Amortization of prepaid land lease payments	10	8,920	56,660	56,660	56,660
Depreciation of property, plant and equipment	9	460,134	2,922,911	2,881,584	2,118,494
Depreciation of investment property	12	-	-	-	45,572
Staff costs (including directors’ remuneration):
Wages and salaries		905,636	5,752,871	2,694,519	2,499,899
Pension scheme contributions		41,020	260,570	187,879	158,869
Share-based compensation	22	1,493,959	9,490,073	-	-
Minimum lease payments under operating leases		20,988	133,323	157,072	70,146
Auditor's remuneration		130,627	829,780	34,905	35,303

*	For the years ended December 31, 2011, 2010 and 2009, cost of inventories sold includes:-

●	Wages and salaries of RMB4,342,726, RMB3,232,179 and RMB2,663,946, respectively;
●	Pension fund contributions of RMB277,547, RMB201,408 and RMB130,593, respectively;
●	Depreciation of the manufacturing facilities of RMB1,321,249, RMB1,242,285, and RMB1,150,352, respectively; and
●	Write down of inventories of RMB1,421,954, RMB494,968 and RMB187,884, respectively.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	DIRECTORS' REMUNERATION

Details of directors' remuneration are as follows:

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Other emoluments:
Salaries, bonuses, allowances and benefits in kind	154,787	983,256	867,600	245,567
Pension scheme contributions	2,118	13,454	11,492	5,085
Share-based compensation	173,828	1,104,205	-	-

	330,733	2,100,915	879,092	250,652

There was no arrangement under which a director waived or agreed to waive any remuneration during the years ended December 31, 2011, 2010 and 2009.

During the years ended December 31, 2011, 2010 and 2009, no remuneration was paid by the Company to any of the directors of the Company as an inducement to join or upon joining the Company or as compensation for loss of office.

The Group's remuneration policies are formulated based on the performance of individual employees and are reviewed regularly.  Subject to the Group's profitability, the Group may also provide discretionary bonuses to its employees as an incentive for their contribution to the Group.  The primary goal of the remuneration policy with regard to the remuneration packages of the Group's executive directors is to enable the Group to retain and motivate executive directors by linking their compensation with performance as measured against corporate objectives achieved.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	TAX CREDIT/(EXPENSE)

Income tax credit/(expense) in the consolidated statements of comprehensive income represents:

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Current tax
Hong Kong	-	-	-	(40,298)
PRC Enterprise Income Tax	-	-	-	-
PRC withholding tax	(5,399)	(34,294)	-	-
	(5,399)	(34,294)	-	(40,298)

Deferred tax assets/(liabilities)
Current year	(17,394)	(110,492)	117,127	(36,934)
Over-provision in prior year	-	-	-	94,710
	(17,394)	(110,492)	117,127	57,776

(Charge)/credit for the year	(22,793)	(144,786)	117,127	17,478

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit.

PRC subsidiaries are subject to PRC Enterprise Income Tax at 25%.

The Company paid PRC withholding tax of RMB34,294 for the year ended December 31, 2011 on interest charged by the Company to Maxclean (Wuxi) on a loan of RMB3.2 million that it made to Maxclean (Wuxi).

A reconciliation of the tax expense applicable to loss before tax using the applicable statutory rates for the jurisdictions in which the Company and its subsidiaries operated to the tax expense at the effective tax rates are as follows:

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Loss before tax	4,794,834	30,458,226	9,589,246	4,553,136

Tax at the applicable rates (Note)	671,240	4,263,913	2,495,842	1,173,643
Tax effect of income not subject to taxation	-	7	39,825	565
Tax effect of expenses not deductible for taxation purposes	(304,039)	(1,931,347)	(636,476)	(179,227)
Tax losses not recognized	(384,595)	(2,443,065)	(1,782,064)	(1,072,213)
Over-provision of deferred tax in prior year	-	-	-	94,710
Withholding tax	(5,399)	(34,294)	-	-

Actual tax (expense)/credit	(22,793)	(144,786)	117,127	17,478

Note:	The applicable tax rates were a mix of 25%, 16.5% and nil for entities operating in China, Hong Kong and the Cayman Island, respectively.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Leasehold improvements	Plant and machinery	Motor vehicles	Furniture, fixtures and office equipment	Construction in progress	Total
Cost:	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2009	21,188,336	6,564,280	18,764,528	1,232,969	863,847	2,336,822	50,950,782
Additions	-	177,069	1,202,779	1,437,071	413,290	1,370,000	4,600,209
Transfer	-	-	(8,000)	-	8,000	-	-
Exchange realignment	-	(184)	(15,227)	-	-	-	(15,411)
As of December 31, 2009 and January 1, 2010	21,188,336	6,741,165	19,944,080	2,670,040	1,285,137	3,706,822	55,535,580
Additions	-	416,000	536,338	-	45,018	513,739	1,511,095
Transfer	-	3,766,822	-	-	-	(3,766,822)	-
Disposal	-	(57,178)	(18,000)	(79,864)	(191,732)	-	(346,774)
Exchange realignment	-	(594)	(188,560)	-	-	-	(189,154)
As of December 31, 2010 and January 1, 2011	21,188,336	10,866,215	20,273,858	2,590,176	1,138,423	453,739	56,510,747
Additions	17,800	209,468	1,397,923	-	166,676	1,576,750	3,368,617
Written-off	-	-	-	-	-	(7,553)	(7,553)
Transfer	-	403,878	42,308	-	-	(446,186)	-
Disposal	-	-	(169,179)	-	(84,317)	-	(253,496)
Exchange realignment	-	-	(159,150)	-	-	-	(159,150)
As of December 31, 2011	21,206,136	11,479,561	21,385,760	2,590,176	1,220,782	1,576,750	59,459,165

Accumulated depreciation:
As of January 1, 2009	(2,842,421)	(848,140)	(7,699,724)	(392,029)	(92,278)	-	(11,874,592)
Provided during the year	(917,464)	(592,434)	(1,265,505)	(305,668)	(193,141)	-	(3,274,212)
Exchange realignment	-	30	15,227	-	-	-	15,257
As of December 31, 2009 and January 1, 2010	(3,759,885)	(1,440,544)	(8,950,002)	(697,697)	(285,419)	-	(15,133,547)
Provided during the year	(935,470)	(1,161,361)	(1,384,882)	(435,773)	(231,527)	-	(4,149,013)
Disposal	-	20,012	4,860	42,670	43,140	-	110,682
Exchange realignment	-	178	188,560	-	-	-	188,738
As of December 31, 2010 and January 1, 2011	(4,695,355)	(2,581,715)	(10,141,464)	(1,090,800)	(473,806)	-	(18,983,140)
Provided during the year	(935,804)	(1,236,016)	(1,464,848)	(398,170)	(209,322)	-	(4,244,160)
Disposal	-	-	71,100	-	59,954	-	131,054
Exchange realignment	-	-	159,150	-	-	-	159,150
As of December 31, 2011	(5,631,159)	(3,817,731)	(11,376,062)	(1,488,970)	(623,174)	-	(22,937,096)

Carrying amount:
As of December 31, 2009	17,428,451	5,300,621	10,994,078	1,972,343	999,718	3,706,822	40,402,033
As of December 31, 2010	16,492,981	8,284,500	10,132,394	1,499,376	664,617	453,739	37,527,607
As of December 31, 2011- RMB	15,574,977	7,661,830	10,009,698	1,101,206	597,608	1,576,750	36,522,069
As of December 31, 2011- US$	2,451,864	1,206,151	1,575,760	173,355	94,077	248,217	5,749,424

The Group's buildings are situated in Mainland China and are held on land under medium term leases (lease with a term less than 50 years).

As of December 31, 2011, 2010 and 2009, buildings with carrying amounts of approximately RMB15,574,977, RMB16,492,981 and RMB17,428,451, respectively, were pledged to secure short term bank loans granted to the Company. As of December 31, 2011, 2010 and 2009, plant and machinery with carrying amounts of approximately RMB10,009,698, RMB10,132,394 and RMB10,994,078, respectively, were pledged to a third party for guarantee services provided by the third party in relation to a maximum of RMB5 million bank loans obtained by the Company (note 21).

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	PREPAID LAND LEASE PAYMENTS

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Carrying amount	369,418	2,346,652	2,403,312	2,459,972
Less: Current portion included in other receivable and other assets	(8,920)	(56,660)	(56,660)	(56,660)
Non-current portion	360,498	2,289,992	2,346,652	2,403,312

Beginning of year	378,338	2,403,312	2,459,972	2,516,632
Amortization	(8,920)	(56,660)	(56,660)	(56,660)
End of year	369,418	2,346,652	2,403,312	2,459,972

The Company's prepayment of land use rights is for medium term land located in Mainland China. The land use rights were granted for industrial use for a term of 50 years from May 29, 2003.

As of December 31, 2011, 2010 and 2009, land use rights with carrying amounts of approximately RMB2,346,652, RMB2,403,312 and RMB2,459,972, respectively, were pledged to secure short term bank loans granted to the Company (note 21).

11.	INTANGIBLE ASSETS

Software
RMB
Cost:
As of January 1, 2009	65,813
Additions	4,273
As of December 31, 2009 and January 1, 2010	70,086
Additions	43,200
As of December 31, 2010 and January 1, 2011	113,286
Additions	-
As of December 31, 2011	113,286

Accumulated amortization:
As of January 1, 2009	14,602
Provided during the year	13,590
As of December 31, 2009 and January 1, 2010	28,192
Provided during the year	14,917
As of December 31, 2010 and January 1, 2011	43,109
Provided during the year	24,817
As of December 31, 2011	67,926

Carrying amount:
As of December 31, 2009	41,894
As of December 31, 2010	70,177
As of December 31, 2011	45,360
As of December 31, 2011	US$7,141

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	INVESTMENT PROPERTY

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Cost:
Beginning of year	-	-	-	1,141,787
Transfer to assets held for sale	-	-	-	(1,138,163)
Exchange realignment	-	-		(3,624)
End of year	-	-	-	-

Accumulated depreciation:
Beginning of year	-	-	-	26,641
Amortization	-	-	-	45,572
Transfer to assets held for sale				(72,081)
Exchange realignment	-	-	-	(132)
End of year	-	-	-	-

Carrying amount	-	-	-	-
The Company’s property interest held under operating leases to earn rentals or for capital appreciation purposes are measured using the cost model.

In December 2009, management resolved to dispose of the Company’s investment property and signed a provisional sale and purchase agreement with a potential buyer. Pursuant to the provisional sale and purchase agreement signed on October 20, 2009, the potential buyer paid an amount of HKD132,000 (equivalent to RMB116,382) as a purchase deposit, and the Company anticipated that the sale would be completed in 2010.  The Company, according to the requirements of IFRS 5, classified an amount of RMB1,066,082, representing the lower of asset’s carrying amount and fair value less costs to sell, as held for sale in the statement of financial position at December 31, 2009. In January 2010, the Company and the potential buyer mutually agreed to terminate the provisional sale and purchase agreement and the Company refunded the deposit to the buyer in full. In March 2010, the Company sold the property to another independent third party at a cash consideration of RMB1,249,234, which was fully paid on March 30, 2010. A gain of RMB194,107 was recognized on disposal in 2010.

 MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	DEFERRED TAX ASSETS/(LIABILITIES)

(a)	The components of deferred tax (assets)/liabilities recognized in the consolidated statements of financial position and the movements during the years are as follows-:-

	Depreciation allowances in excess of related depreciation	Tax loss	Total
	RMB

At January 1, 2009	(97,239)	38,492	(58,747)
(Charge)/credit to profit or loss	96,185	(38,409)	57,776
Exchange realignment	211	(83)	128
At December 31, 2009	(843)	-	(843)
Credit to profit or loss	834	116,293	117,127
Exchange realignment	9	(3,424)	(3,415)
At December 31, 2010	-	112,869	112,869
Charge to profit or loss	-	(110,492)	(110,492)
Exchange realignment	-	(2,377)	(2,377)
At December 31, 2011
– RMB	-	-	-
– US$	-	-	-

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.

(b)
As of December 31, 2011, 2010 and 2009, the Group had unused PRC tax losses of RMB26,070,729, RMB16,149,984 and RMB10,149,108, respectively, available to offset against future profits which expire in year 2016. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

14.	INVENTORIES

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Raw materials	415,200	2,637,474	3,846,721	5,960,233
Work in progress	76,515	486,046	1,160,507	455,458
Finished goods	905,397	5,751,352	5,705,801	9,862,316
	1,397,112	8,874,872	10,713,029	16,278,007

As of December 31 2011, 2010 and 2009, inventories of RMB2,284,393, RMB2,764,987 and RMB2,704,812 respectively, are expected to be recovered after more than twelve months.

MAXCLEAN HOLDINGS LTD

NOTES TO FINANCIAL STATEMENTS

15.	TRADE RECEIVABLES

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Trade receivables	2,311,511	14,683,413	12,412,554	10,511,027
Allowance for doubtful debts	-	-	-	-
	2,311,511	14,683,413	12,412,554	10,511,027

The majority of the Company's sales are credit sales. The credit period granted to its customers is generally for a period of 90 days to 120 days.

An aging analysis of the Company's trade receivables, based on invoice date, is as follows:

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Within 30 days	927,597	5,892,377	5,496,431	3,915,689
31 to 90 days	1,031,162	6,550,248	4,951,101	4,259,603
91 to 180 days	33,908	1,994,036	1,838,961	1,975,271
181 to 360 days	31,052	197,249	57,005	359,494
Over 360 days	7,792	49,503	69,056	970
	2,311,511	14,683,413	12,412,554	10,511,027

An aging analysis of trade receivables that were neither individually nor collectively considered to be impaired is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB

December 31, 2009	7,550,619	2,385,229	514,193	60,986	2,960,408	10,511,027
December 31, 2010	8,129,681	2,465,041	1,694,097	123,735	4,282,873	12,412,554
December 31, 2011
– RMB	12,507,217	1,942,853	166,530	66,813	2,176,196	14,683,413
– US$	1,968,927	305,850	26,216	10,518	342,584	2,311,511

Receivables that were neither past due nor impaired relate to customers with no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good repayment record with the Group.  Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

The carrying amounts of trade receivables approximate their fair values.

MAXCLEAN HOLDINGS LTD

NOTES TO FINANCIAL STATEMENTS

16.	DUE FROM (TO) A RELATED PARTY/DIRECTORS/

Amount due from a related party (note 25) is unsecured, interest-free and repayable on demand. Amount due to a related party is unsecured, interest-free and repayable on demand. During the year 2011, the Company borrowed a short term loan amounting to US$500,000 from a related party charged at 1% interest per month. The short term loan was repaid in August 2011. Total interest cost for the short term loan was RMB147,981.

Amounts due to directors, who are also the shareholders of the Company, are unsecured, interest-free and repayable on demand, except for an amount of RMB890,000 which represented an amount paid by a director on behalf of the Company for purchase of a motor vehicle. This amount due to a director is bearing interest at an interest rate of 3% p.a. Interest expense amounting to RMB21,760, RMB30,907, RMB29,138 has been recorded in 2011, 2010 and 2009, respectively. As of April 30, 2012, except for an amount of RMB4,000,000, all amounts due to directors have been repaid.

The carrying amounts of these balances approximate their fair values because of their short maturity.

17.	OTHER RECEIVABLE AND CURRENT ASSETS

	Notes	2011	2011	2010	2009
		US$	RMB	RMB	RMB

Deposits to Wuxi City New District Chuang You Guaranty Limited	(a)	78,712	500,000	500,000	-
Deposits to suppliers		54,940	348,996	571,418	584,078
Risk guarantee deposit	(b)	-	-	-	331,000
Advances to staff		9,116	57,906	151,928	404,619
Advances to unrelated parties	(c)	6,958	44,200	-	4,980,000
Others		13,522	85,898	125,268	383,813
		163,248	1,037,000	1,348,614	6,683,510

(a)
The Company’s bank borrowings of RMB10,000,000, RMB5,000,000 and RMB5,000,000 as of December 31, 2011, 2010 and 2009 respectively were secured by corporate guarantees from an independent third party, Wuxi City New District Chuang You Guaranty Limited. According to the guarantee agreement on January 6, 2009, the Company was required to place a deposit of RMB500,000 with Wuxi City New District Chuang You Guaranty Limited. The third party did not strictly enforce this deposit requirement until 2010.

(b)
A risk guarantee deposit of RMB331,000 was placed at December 31, 2009 with the PRC Customs at the request of the PRC government. The deposit was refunded on July 15, 2010 and the PRC government no longer requested such a deposit.

(c)	Advances to unrelated parties were unsecured, interest free and repayable on demand.

MAXCLEAN HOLDINGS LTD

NOTES TO FINANCIAL STATEMENTS

18.	RESTRICTED CASH

In late September 2010, the Company’s subsidiary in the PRC was involved in a dispute with an ex-shareholder of a subsidiary. On October 29, 2010, a PRC court ordered the PRC subsidiary to set aside a sum of RMB2,500,000 with a bank until final judgment was concluded. Legal costs of RMB251,875 were incurred and recorded in the year ended December 31, 2010. On September 26, 2011, a final judgment in favor of the PRC subsidiary was reached and the sum of RMB2,500,000 was released.

MAXCLEAN HOLDINGS LTD

NOTES TO FINANCIAL STATEMENTS

19.	CASH AND BANK BALANCES

Cash and bank balances of the Company denominated in RMB amounted to RMB9,310,739, RMB3,102,342 and RMB5,114,822 as of December 31, 2011, 2010 and 2009, respectively.  RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and bank balances approximate their fair values.

20.	ACCRUALS AND OTHER PAYABLES

	Notes	2011	2011	2010	2009
		US$	RMB	RMB	RMB

Accrued audit fees		53,414	339,304	67,755	35,267
Accrued salary		156,981	997,189	586,354	532,671
Accrued interest		13,113	83,296	55,917	60,844
Accrued transportation expense		30,486	193,656	164,347	178,605
Advance from a third party	(a)	-	-	2,500,000	2,500,000
Advance from Maxclean Trading	(b)	-	-	1,500,000	-
Receipt in advance		3,191	20,269	619,826	3,264,316
Accrued professional fees		266,482	1,692,773	-	-
Other		71,791	456,041	388,653	480,279
		595,458	3,782,528	5,882,852	7,051,982

(a)	Advance from a third party was unsecured, non-interest bearing and was fully repaid on May 10, 2011.

(b)	Maxclean Trading was a subsidiary of the Company until December 31, 2010 (see note 24). Amount due to Maxclean Trading was unsecured, non-interest bearing and was fully repaid on June 2, 2011.

The carrying amounts of accruals and other payables approximate their fair value.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	INTEREST-BEARING BANK BORROWINGS

	2011	2011	2010	2009
	US$	RMB	RMB	RMB
Current
Bank loans - secured and repayable within one year	6,611,778	42,000,000	37,000,000	37,000,000

The above bank loans were denominated in RMB. The bank loans bore fixed interest rates ranging from 5.31% to 5.84% per annum for the year ended December 31, 2009, from 5.31% to 6.39% per annum for the year ended December 31, 2010, and from 6.10% to 7.216% per annum for the year ended December 31, 2011.  Because of the short maturity, the carrying amounts of current bank loans approximate their fair values.

The bank loans of RMB42,000,000, RMB37,000,000 and RMB37,000,000 as of December 31, 2011, 2010, 2009 respectively were secured by:

(i)	mortgages over the buildings and land use rights of the Company situated in Mainland China (notes 9 and 10); and
(ii)	corporate guarantees from an independent third party, Wuxi City New District Chuang You Guaranty Limited to the extent of RMB10,000,000, RMB10,000,000 and RMB5,000,000, respectively.

22.	CAPITAL AND RESERVES

(a)	Share capital, share premium and employee share-based payment reserve

The share capital and share premium as of December 31, 2010 and 2009 represented the aggregate amount of paid-in capital and share premium of the companies now comprising the Group.

In the year ended December 31, 2009, Maxclean (China), the 100% owned subsidiary of the Company and the holding company before the establishment of the Company, received a net capital injection of approximately RMB43,048.2 thousand from its equity holders as a result of issuing an additional 48,776,000 shares at HK$1.00 each to the existing directors of the Company.

The share capital as of December 31, 2011 represented the issued capital of the Company and a summary of the authorized and issued share capital of the Company is as follows:-

	US$	RMB
Authorized:
10,000 million ordinary shares of US$0.0001 each	1,000,000	6,352,300

Issued and fully paid:
305,178,500 ordinary shares of US$0.0001 each	31,073	197,387

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.           CAPITAL AND RESERVES (continued)

(a)       Share capital (continued)

A summary of the transactions from May 30, 2011 (date if incorporation) to December 31, 2011 with reference to below movements in the Company’s authorized and issued ordinary share capital is as follows:-

	Notes	Number of ordinary shares of US$0.0001 each	Nominal value of ordinary shares
Authorized ordinary:			US$	RMB

Upon incorporation and at December 31, 2011	(1)	10,000,000,000	0.0001	0.00002

		Number of ordinary shares of US$0.0001each	Nominal value of ordinary shares		Share premium	Capital reserve	Employee share-based payment reserve
Issued and fully paid:			US$	RMB	RMB	RMB	RMB

Upon incorporation	(1)	1	-	-	-		-
Allotment of shares
- on July 12, 2011	(1)	48,785,999	4,879	33,278	-	42,982,174	-
- on August 11, 2011 to existing shareholders at US$0.0001 each	(2)	167,919,230	16,792	107,586	-	-	-
- on August 11, 2011 to shareholders at US$0.0001 each	(2)	9,264,770	926	5,936	-	-	4,446,018
- on August 11, 2011 to employees at US$0.0001 each	(3)	8,210,000	821	5,260	-	-	3,939,380
- on various dates in August and September 2011 to employees and related parties at US$0.05 each	(4)	6,926,000	693	4,433	2,211,684	-	1,104,205
- on various dates in September and October 2011 to third parties, an employee and a related party at US$0.075 each	(5)	25,300,000	2,530	16,146	12,093,088	-	-
- on October 21, 2011 to third parties and employees at US$0.1 each	(6)	38,772,500	3,877	24,748	24,723,273	-	-
Exchange realignment		-	555	-	-	-	-

At December 31, 2011		305,178,500	31,073	197,387	39,028,045	42,982,174	9,490,073

(1)
The Company was incorporated in the Cayman Islands on May 30, 2011 with an authorized share capital of US$1,000,000 divided into 10,000,000,000 ordinary shares of US$0.0001 each.  1 ordinary share of US$0.0001 each was issued at par upon incorporation.

On July 12, 2011, in consideration of the transfer of all the shares of Maxclean (China), the Company issued and allotted 48,785,999 ordinary shares to the then shareholders of Maxclean (China), and credited as fully paid at par.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	CAPITAL AND RESERVES (continued)

(a)       Share capital (continued)

(2)
In August 2011, the Company issued a total of 177,184,000 ordinary shares of US$0.0001 each to the then shareholders of the Company. The issuance of 167,919,230 ordinary shares was part of the group restructuring, and the issuance of the remaining 9,264,770 ordinary shares resulted in a shareholder having an equity interest in the Company from 30% to 34.1%.  The issuance of these shares was considered compensatory in nature. As the Company is privately held, the Company determined that the price of US$0.075 at which 25,300,000 ordinary shares were issued to third party investors, as discussed in (5) below, appropriately represented a fair value of the Company’s ordinary shares, because the investors were independent third parties before the transaction and the terms for the issuance of those shares to the investors were based on arm’s length negotiation. Accordingly, this being a current cash transaction between unrelated willing parties provides the best available evidence for the fair value of the Company’s shares in accordance with IFRS 2, “Share-based payment”. Any excess of the fair value over the issuance cost of the compensatory common stock granted was credited against employee share-based payment reserve.

(3)
In August 2011, the Company issued a total of 8,210,000 ordinary shares of US$0.0001 each to an employee of the Company. The issuance of these shares was considered compensatory in nature, and the fair value of these shares was determined at US$0.075 per share, for reason as stated in (2) above.

(4)
On various dates in August and September 2011, the Company issued a total of 5,790,000 to 12 employees at US$0.05 each. The Company also issued 100,000 and 1,036,000 ordinary shares to a director’s daughter, Ms. Yu Hua, and Value Kingdom Limited (a company owned by the Company’s employee, Ms. Chen Fu Mei), respectively, at US$0.05 each. The issuance of these shares was considered compensatory in nature, and the fair value of these shares was determined at US$0.075 per share, for reason as stated in (2) above.

(5)
On various dates in September and October 2011, the Company issued 23,760,000, 340,000 and 1,200,000 ordinary shares to 11 third party investors, a director’s son, Mr. Lo Chi Wong, and Value Kingdom Limited (a company owned by the Company’s employee, Ms. Chen Fu Mei), respectively, at US$0.075 each.

(6)	In October 2011, the Company issued 34,622,500, 2,350,000 and 1,800,000 ordinary shares to 15 third party investors, 1 employee and a director’s son, Mr. Lo Chi Wong, at US$0.1 each.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.  All ordinary shares rank equally with regard to the Company’s residual assets.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	CAPITAL AND RESERVES (continued)

(b)	Nature and purposes of reserves

(i)	Share premium and distributability of reserves

Under the Companies Law of the Cayman Islands, the share premium account of the Company may be applied for payment of distributions or dividends to shareholders provided that immediately following the date on which the distribution or dividend is proposed to be paid, the Company is able to pay its debts as they fall due in the ordinary course of business. As at December 31, 2011, the Company had no distributable reserves and its accumulated losses were approximately RMB68.3 million (or US$10.8 million).

(ii)	Capital reserve

Capital reserve at December 31, 2011 represented the excess of the consideration received from the equity holders of a subsidiary over the nominal value of the issued share capital of the subsidiary prior to the Share Swap, as explained in Note 1 to the financial statements.

(iii)	Exchange fluctuation reserve

Exchange fluctuation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. This reserve is dealt with in accordance with the accounting policy set out in note 2.1.

(iv)	Employee share-based payment reserve

Employee share-based payment reserve represents the fair value of employee services in respect of common stock granted to certain directors and employees of the Group (see (a) above).

(v)	Reserve fund - statutory surplus fund

Pursuant to applicable PRC regulations, certain PRC subsidiaries in the Group are required to appropriate 10% of their profit after tax [(after offsetting prior year losses)] to the statutory reserve until such reserve reaches 50% of their registered capital. Transfers to the reserve must be made before distribution of dividends to shareholders. Upon approval by relevant authorities, the statutory reserve can be utilized to offset the accumulated losses or to increase the registered capital of the subsidiary, provided that the balance after such issue is not less than 25% of its registered capital.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	CAPITAL AND RESERVES (continued)

(c)	Capital management

The Group’s objectives when managing capital are to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The management reviews the capital structure by considering the cost of capital and the risks associated with each class of capital. In view of this, the Group will balance its overall capital structure through the payment of dividends, new share issues as well as the issue of new debt or the redemption of existing debt as it sees fit and appropriate.

The Company monitors capital on the basis of net debts to equity ratio. The net debts to equity ratios as of December 31, 2011, 2010, and 2009 were as follows:

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Interest-bearing bank borrowings	6,611,778	42,000,000	37,000,000	37,000,000
Advances from third parties	-	-	4,000,000	2,500,000
Due to a related party	67,021	425,736	-	-
Due to directors	627,119	3,983,648	9,913,398	11,405,862
Total debt	7,305,918	46,409,384	50,913,398	50,905,862
Less: Restricted cash	-	-	2,500,000	-
Less: Cash and bank balances	3,602,492	22,884,109	4,129,911	7,845,814

Net debt	3,703,426	23,525,275	44,283,487	43,060,048

Total equity	4,792,131	30,441,054	12,389,317	24,523,824

Net debts to equity ratio	0.77	0.77	3.57	1.76

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	EARNINGS PER SHARE

The calculation of net loss per share attributable to the ordinary equity holders of the Company is based on the following data:

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Loss for the purposes of loss per share	(4,817,627)	(30,603,012)	(9,364,725)	(4,286,575)
Weighted average number of ordinary shares for the purposes of loss per share	240,130,058	240,130,058	216,705,230	216,705,230
Net loss per share	(0.02)	(0.13)	(0.04)	(0.02)

The calculation of the loss per share for each reporting period is based on the loss for the year attributable to equity holders of the Company for each reporting period and assuming that the Share Swap (notes 1 and 22(a)(1)) and the issuance of 167,919,230 ordinary shares to the existing shareholders as part of the group restructuring (note 22 (a)(2)) had been completed since January 1, 2009 or since the respective dates of incorporation of the Company and its subsidiaries, where this is a shorter period.

There were no dilutive shares during the three years ended December 31, 2011, 2010 and 2009.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	DISPOSAL OF A SUBSIDIARY

On December 20, 2010, the Group entered into a sale and purchase agreement with the non-controlling interests of Maxlean Trading to dispose of the Group’s entire 70% equity interests in Maxclean Trading to the non-controlling interests for a cash consideration of RMB7,000,000.  Maxclean Trading was incorporated on April 29, 2009 and was engaged in cleanroom product trading. The disposal was completed on December 31, 2010, on which date control of Maxclean Trading passed to the acquirer.

During the years ended December 31, 2010 and 2009, Maxclean Trading did not record any revenue, and its loss was RMB357,979 and RMB830,277, respectively.

The net liabilities of Maxclean Trading at the date of disposal were as follows:

	Notes	RMB

Property, plant and equipment		172,575
Inventories		3,102,129
Trade and other receivables		63,941
Due from Maxclean (Wuxi)		1,500,000
Tax recoverable		653,056
Cash and bank balances		3,420,913
Trade and other payables		(100,872)
		8,811,742
70% of equity interest disposed of		6,168,220
Gain on disposal of a subsidiary	4	831,780
Total consideration		7,000,000

Net cash inflow arising on disposal:
Cash consideration received		7,000,000
Bank balances and cash disposed of		3,420,913
		3,579,087

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	RELATED PARTY TRANSACTIONS

(a)
Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Transactions with other related parties which are not disclosed elsewhere in these consolidated financial statements are shown below:

	Year ended December 31
	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Rental paid to a related company	20,989	124,368	130,893	52,953
Management fees paid to a related company	62,651	397,977	488,667	529,542
Purchases from a related company	103,862	659,763	1,006,913	818,341
Service income earned from related parties	-	-	-	305,943
Commissions paid to a related company	1,928	12,246	78,879	67,285
Interest expense paid to a related company and directors (note 16)	26,721	169,741	30,907	29,138

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.           RELATED PARTY TRANSACTIONS (continued)

The Company has entered into and continue to enter into a number of transactions with Go Win Enterprise Company Limited (“Go Win”), a company incorporated in Hong Kong.  The Company’s director, Mr. Lo Chung Ling and his wife are the sole shareholders of Go Win.  These transactions are further discussed below.  As a result of these transactions, the net amount due from/(to) Go Win as of December 31,  2011,  2010 and 2009 was RMB(425,736), nil and RMB427,518, respectively.

1.	Shared office arrangements

The Company paid Go Win rental fees in the amounts of RMB124,368, RMB130,893 and RMB52,953 in 2011, 2010 and 2009, respectively, for the shared use of Go Win’s office premises in Hong Kong. The Company also paid Go Win management fees of RMB397,977, RMB488,667 and RMB529,542 in 2011, 2010 and 2009, respectively, for use of shared office staff, equipment and services in this office. These payments are made under continuing arrangements and without a formal agreement.  Under the current terms of this arrangement, the Company pays Go Win a monthly rental fee of HK$13,000 (RMB10,587) and management fee of HK$40,000 (RMB32,576).

2.	Purchases

The Company purchased plastic materials from Go Win amounting RMB659,763, RMB1,006,913 and RMB818,341 in 2011, 2010 and 2009, respectively.

3.	Service income

Between May 29, 2008 and December 21, 2009, the Company entered into an agreement with Mr. Lo Chung Ling and his wife, Mr. Lo Chi Wai and Go Win (collectively the “Owners”). Mr. Lo Chi Wai is a project manager at Maxclean Holdings and the son of Mr. Lo Chung Ling. Pursuant to this agreement, the Company was authorized by the Owners to rent out, in the Company’s name, certain of the Owners’ office premises in Hong Kong.  The Company received an amount of RMB305,943 from the tenants for the fiscal year ended December 31, 2009, which was recorded as service income earned from related parties. On December 21, 2009, the Company agreed with the Owners to terminate the agreement as of December 31, 2009.

4.	Commission

From time to time Go Win refers business opportunities to the Company. During the fiscal years ended December 31, 2011, 2010 and 2009, the Company paid Go Win RMB12,246, RMB78,879 and RMB67,285, respectively, as discretionary commission for these business referrals.

(b)	Key management compensation

Key management include directors only whose emoluments are disclosed in note 7 to the financial statements.

26.	CONTINGENT LIABILITIES

As of December 31, 2011, 2010 and 2009, the Company was not aware of any significant contingent liabilities.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	OPERATING LEASE ARRANGEMENTS

The Group leases certain of its production facilities and office premises under operating lease arrangements.  Leases for these properties are negotiated for terms ranging from 1 to 2 years.

As of December 31, 2011, 2010 and 2009, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Within one year	45,537	289,264	9,548	114,576
In the second to fifth years, inclusive	7,696	48,888	-	9,548
	53,233	338,152	9,548	124,124

28.	CAPITAL COMMITMENTS

As of December 31, 2011, 2010 and 2009, the Company had the following capital commitments not provided for in the financial statements:

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

Contracted for commitments in respect of construction of factory buildings	321,655	2,043,250	151,859	186,909

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

The Group’s major financial instruments include borrowings, trade receivables and trade payables. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include credit risk, liquidity risk, currency risk and interest rate risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

(a)	Credit risk

(i)
As at the end of each reporting period, the maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position after deducting any impairment allowance.

(ii)
In respect of trade and other receivables, in order to minimize risk, management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Credit evaluations of its customers’ financial position and condition are performed on each and every major customer periodically. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The Group does not require collateral in respect of its financial assets. Debts are usually due within 90 days to 120 days from the date of billing.  For debtors with balances aged more than 120 days past due, further credit would not be granted until all outstanding balances are settled.

(iii)
In respect of trade receivables, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk. At the end of each reporting period, the Group is exposed to certain credit risks as 58.63%, 40.84% and 44.88% of the total trade receivables at December 31, 2011, 2010 and 2009, respectively, were due from the Group’s five largest customers.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in note 15.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(b)	Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to Board of Directors approval. The Group’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants to ensure that it maintains a sufficient amount of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. The Group relies on bank borrowings as a significant source of liquidity.

The following liquidity table sets out the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative financial liabilities based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group and the Company can be required to pay.

Specifically, for bank loans which contain a repayment on demand clause which can be exercised at the bank’s sole discretion, the analysis shows the cash outflow based on the earliest period in which the entity can be required to pay, i.e. if the lenders were to invoke their unconditional rights to call the loans with immediate effect. The maturity analysis for other bank borrowings is prepared based on the scheduled repayment dates.

December 31, 2011	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB	RMB	RMB	RMB	RMB
Interest-bearing bank borrowings	-	-	44,324,684	44,324,684	42,000,000
Due to a related party	425,736	-	-	425,736	425,736
Due to directors	3,983,648	-	-	3,983,648	3,983,648
Trade payables	-	7,549,685	-	7,549,685	7,549,685
	4,409,384	7,549,685	44,324,684	56,283,753	53,959,069

December 31, 2010	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB	RMB	RMB	RMB	RMB
Interest-bearing bank borrowings	-	37,277,435	-	37,277,435	37,000,000
Advance from a third party	2,500,000	-	-	2,500,000	2,500,000
Advance from Maxclean Trading	1,500,000	-	-	1,500,000	1,500,000
Due to directors	9,913,398	-	-	9,913,398	9,913,398
Trade payables	-	6,805,323	-	6,805,323	6,805,323
	13,913,398	44,082,758	-	57,996,156	57,718,721

December 31, 2009	On demand	Less than 3 months	3 to 12 months	Total	Carrying amount
	RMB	RMB	RMB	RMB	RMB
Interest-bearing bank borrowings	-	37, 323,468	-	37,323,468	37,000,000
Advance from a third party	2,500,000	-	-	2,500,000	2,500,000
Due to directors	11,405,862	-	-	11,405,862	11,405,862
Trade payables	-	7,190,385	-	7,190,385	7,190,385
	13,905,862	44,513,853	-	58,419,715	58,096,247

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(c)	Interest rate risk

The Group does not have any significant exposure to risk of changes in market interest rates as all of its debt obligations were interest bearing at fixed rates.

(d)	Currency risk

(i)	Exposure to currency risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States dollar and Hong Kong dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group currently does not hedge its foreign exchange exposure.

All the Group’s borrowings are denominated in the functional currency of the entity taking out the loan. Given this, management does not expect that there will be any significant currency risk associated with the Group’s borrowings.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	2011	2011	2010	2009
	US$	RMB	RMB	RMB

United States dollar
Trade receivables	419,620	2,665,552	3,366,458	3,084,190
Cash and bank balances	2,126,659	13,509,174	953,046	1,966,488
Less: Trade payables	-	-	3,442	-

	2,546,279	16,174,726	4,316,062	5,050,678

Hong Kong dollar
Trade receivables	44,325	281,569	130,254	592,746
Cash and bank balances	16,345	103,827	74,524	764,504
Less: Trade payables	7,003	44,487	66,903	575,808

	53,667	340,909	137,875	781,442

Overall exposure arising from recognized assets and liabilities	2,599,946	16,515,635	4,453,937	5,832,120

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(d)	Currency risk (continued)

(ii)	Sensitivity analysis

The following table indicates the approximate change in the Group’s loss (and accumulated losses) in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the end of the reporting period. The sensitivity analysis includes balances between group companies where the denomination of the balances is in a currency other than the functional currencies of the lender or the borrower.

		Year ended December 31,
		2011	2010	2009
	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) loss and accumulated losses	Increase/ (decrease) loss and accumulated losses	Increase/ (decrease) loss and accumulated losses
		RMB	RMB	RMB
United States dollar	4%	(646,989)	(172,643)	(202,027)
United States dollar	(4%)	646,989	172,643	202,027
Hong Kong dollar	4%	(13,636)	(5,515)	(31,258)
Hong Kong dollar	(4%)	13,636	5,515	31,258

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to each of the Group entities’ exposure to currency risk for financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant. The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual end of the reporting period. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. The analysis is performed on the same basis for 2011, 2010 and 2009.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (continued)

(e)	Fair value measurements recognized in the statement of financial position

The following table provides an analysis of financial instruments that are measured at fair value at the end of the reporting period, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

●
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

The carrying amounts of the Company’s financial assets and liabilities with maturity of less than one year approximate their fair values. The Company does not anticipate that the carrying amounts recorded at the end of the reporting periods would be significantly different from the values that would be eventually be received or settled.

30.	RESTRICTED NET ASSETS

The Company’s subsidiaries in the PRC may only pay dividends out of their retained earnings determined in accordance with the accounting standards and regulations in the PRC and after it has met the PRC requirements for appropriation to statutory reserves (see Note 22(b)(v)).

In addition, the business transactions and assets of Maxclean (Wuxi) are primarily denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control measures imposed by the PRC government may restrict the ability of Maxclean (Wuxi) to transfer their net assets to the Company through loans, advances or cash dividends.  The net assets of Maxclean (Wuxi) in aggregate exceeded 25% of the Company’s consolidated net assets. Accordingly, condensed parent company financial statements have been prepared in accordance with Rule 5.04 and Rule 12-04 of SEC Regulation S-X.

The Company records its investment in subsidiaries under the equity method of accounting.  Such investment to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the loss of the subsidiaries is presented as “Equity in losses of subsidiaries” on the statement of income.

These supplemental condensed parent company financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRSs have been condensed or omitted.

MAXCLEAN HOLDINGS LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.	RESTRICTED NET ASSETS (continued)

As of December 31, 2011, 2010 and 2009, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Consolidated Financial Statements, if any.

Condensed Balance Sheets

	As of December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB
CURRENT ASSETS
Cash and cash equivalent	15,236	96,784	-	-
Prepayments and deposits	13,386	85,033	-	-
Total current assets	28,622	181,817	-	-
Investments in subsidiaries	5,028,600	31,943,176	12,389,314	21,772,906
Total assets	5,057,222	32,124,993	12,389,314	21,772,906

CURRENT LIABILITIES
Other payable	265,091	1,683,939	-	-
Net assets	4,792,131	30,441,054	12,389,314	21,772,906

EQUITY
Issued share capital	31,073	197,387	43,015,452	43,015,452
Share premium	6,143,924	39,028,045	-	-
Reserves	(1,382,866)	(8,784,378)	(30,626,138)	(21,242,546)
Total equity	4,792,131	30,441,054	12,389,314	21,772,906

Condensed Statements of Comprehensive Income

	Year Ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB
REVENUE		-	-	-
Interest income	(5)	(31)	-	-
Administrative expenses	1,814,270	11,524,788	-	-
Bank charges	311	1,974	-	-
Equity in losses of subsidiaries	3,003,051	19,076,281	9,364,725	4,286,575
Net loss	4,817,627	30,603,012	9,364,725	4,286,575

Condensed Statements of Cash Flows

	Year Ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB
Net cash (used in) operating activities	(68,917)	(437,783)	-	-
Net cash (used in) investing activities	(6,085,605)	(38,657,587)	-	(43,048,234)
Net cash provided by financing activities	6,169,758	39,192,154	-	43,048,234
Cash and cash equivalents, beginning of year	-	-	-	-
Cash and cash equivalents, end of year	15,236	96,784	-	-

Until , [•] 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

MAXCLEAN HOLDINGS LTD

100,284,700 Shares

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 might be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Share Swap Agreement

On July 12, 2011, we entered into a share swap agreement with Maxclean (China) and all of its shareholders. Pursuant to the share swap agreement, the shareholders of Maxclean (China) exchanged an aggregate of 48,786,000 shares of Maxclean (China), representing all of the issued and outstanding shares of Maxclean (China), for an aggregate of 48,786,000 of our newly issued shares, representing all of our issued and outstanding shares at an exchange rate of 1-for-1. As a result of the share swap, Maxclean (China) became our wholly-owned subsidiary and the former shareholders of Maxclean (China), including several of our directors and officers, became our shareholders.

August 2011 Equity Issuance

In August 2011, we issued an aggregate of 177,184,000 shares at US$0.0001 per share for an aggregate of US$17,718.40 to our directors and controlling shareholders (Mr. Yu Chunming, Mr. Lo Chung Ling and Ms. Hua Xiafen) as well as to Dodi Limited (which is owned by Mr. Yu Chunming), Ace Achiever Limited (which is owned by Mr. Lo Chi Wai, our employee and the son of our Director, Mr. Lo Chung Ling), and Time King Holdings (which is owned by Mr. Lo Chi Wong, who is also the son of Mr. Lo Chung Ling).  In August 2011, we also issued 8,210,000 shares at US$0.0001 per share for US$821 to Value Kingdom Limited (which is owned by Ms. Chen Fu Mei, our employee).

October 2011 Equity Financing

In a series of private placement transactions between August 2011 and October 2011, we issued a total of 70,998,500 shares for an aggregate of US$6,121,050 in cash (approximately RMB39.2 million), of which RMB39 million represented share premium. These private placement transactions were conducted in three tranches:

●	Between August 11, 2011 to September 23, 2011, we issued an aggregate of 6,926,000 shares at US$0.05 per share for aggregate proceeds of US$346,300 (approximately RMB2,216,117).

●	Between September 26, 2011 to October 10, 2011, we issued an aggregate of 25,300,000 shares at US$0.075 per share for aggregate proceeds of US$1,897,500 (approximately RMB12,109,234).

●	On October 21, 2011, we issued an aggregate of 38,772,500 shares at US$0.10 per share for aggregate proceeds of US$3,877,250 (approximately RMB24,748,021).

As we are a non-U.S. issuer without substantial U.S. market interest in our shares, and we issued our shares to non-U.S. persons outside the United States and without any directed selling efforts in the United States, we believe that the issuance of our shares in the aforementioned transactions were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Document
3.1*	Memorandum of Association of the Registrant, as currently in effect

3.2*	Articles of Association of the Registrant

4.1*	Registrant’s Specimen Certificate for its Shares

4.2*	Form Private Subscription Letter from investors to the Registrant (related to the October 2011 Equity Financing)

4.3*	Share Swap Agreement among the Registrant, Maxclean (China) Holdings Limited, and shareholders of Maxclean (China) Holdings Limited dated on July 12, 2011

4.4*
English translation of Share Purchase Agreement between Maxclean (Wuxi) Technology Co. Ltd. and Deng Ping, dated December 20, 2010 (related to disposal of the 70% interest in Maxclean Trading owned by Maxclean (Wuxi) Technology Co. Ltd.)

5.1**	Opinion of Appleby (Cayman) Ltd. regarding the validity of shares being registered

8.1**	Opinion of Appleby (Cayman) Ltd. regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2**	Opinion of Wang Jing & Co. regarding certain PRC tax matters

10.1*	Employment Agreement between the Registrant and Wong Siu Hong dated December 29, 2010

10.2*	English translation of Employment Agreement between the Registrant and Zhang Chang Dong dated April 23, 2012

10.3*	English translation of Loan Agreement between Maxclean (China) Holdings Limited and Go Win Enterprise Company Limited dated March 14, 2011

10.4*	English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and Agricultural Bank of China Wuxi Branch dated April 11, 2011

10.5*	English translation of Bank Loan Agreement between the Registrant and Agricultural Bank of China Wuxi Branch dated November 9, 2011

10.6*	English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and Agricultural Bank of China Wuxi Branch dated November 22, 2011

10.7*	English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and China Merchants Bank Wuxi Branch dated January 14, 2011

10.8*	English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and China Merchants Bank Wuxi Branch dated July 20, 2011

21.1*	List of the Registrant’s Subsidiaries

23.1	Consent of Crowe Horwath (HK) CPA Limited, an Independent Registered Public Accounting Firm

23.2**	Consent of Appleby (Cayman) Ltd. (included in Exhibit 5.1)

23.3**	Consent of Wang Jing & Co.

24.1*	Powers of Attorney (included on signature page of the original filing)

* Previously filed
** To be filed by amendment

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes as follows:

(a) We hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(3)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(4)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(5)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, our company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[Remainder of page intentionally left blank; Signature Page to follow]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Maxclean Holdings Ltd certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Hong Kong on ____________, 2012.

MAXCLEAN HOLDINGS LTD

Name: Yu Chunming
Title: Chairman and Director
Date:____________, 2012

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person who signature appears below constitutes and appoints Wong Siu Hong as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated on ______________, 2012

Signature	Title

Chairman and Director
By: Yu Chunming

Chief Executive Officer
By: Wong Siu Hong

Chief Financial Officer
By: Zhang Chang Dong

Director
By: Lo Chung Ling

Director
By: Hua Xiafen

Authorized Representative in the United States
By:
Title:

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1*	Memorandum of Association of the Registrant, as currently in effect

3.2*	Articles of Association of the Registrant

4.1*	Registrant’s Specimen Certificate for its Shares

4.2*	Form Private Subscription Letter from investors to the Registrant (related to the October 2011 Equity Financing)

4.3*	Share Swap Agreement among the Registrant, Maxclean (China) Holdings Limited, and shareholders of Maxclean (China) Holdings Limited dated on July 12, 2011

4.4*
English translation of Share Purchase Agreement between Maxclean (Wuxi) Technology Co. Ltd. and Deng Ping, dated December 20, 2010 (related to disposal of the 70% interest in Maxclean Trading owned by Maxclean (Wuxi) Technology Co. Ltd.)

5.1**	Opinion of Appleby (Cayman) Ltd. regarding the validity of shares being registered

8.1**	Opinion of Appleby (Cayman) Ltd. regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2**	Opinion of Wang Jing & Co. regarding certain PRC tax matters

10.1*	Employment Agreement between the Registrant and Wong Siu Hong dated December 29, 2010

10.2*	English translation of Employment Agreement between the Registrant and Zhang Chang Dong dated April 23, 2012

10.3*	English translation of Loan Agreement between Maxclean (China) Holdings Limited and Go Win Enterprise Company Limited dated March 14, 2011

10.4*	English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and Agricultural Bank of China Wuxi Branch dated April 11, 2011

10.5*	English translation of Bank Loan Agreement between the Registrant and Agricultural Bank of China Wuxi Branch dated November 9, 2011

10.6*	English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and Agricultural Bank of China Wuxi Branch dated November 22, 2011

10.7*	English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and China Merchants Bank Wuxi Branch dated January 14, 2011

10.8*	English translation of Bank Loan Agreement between Maxclean (Wuxi) Technology Co. Ltd. and China Merchants Bank Wuxi Branch dated July 20, 2011

21.1*	List of the Registrant’s Subsidiaries

23.1	Consent of Crowe Horwath (HK) CPA Limited, an Independent Registered Public Accounting Firm

23.2**	Consent of Appleby (Cayman) Ltd. (included in Exhibit 5.1)

23.3**	Consent of Wang Jing & Co.

24.1*	Powers of Attorney (included on signature page of the original filing)

* Previously filed
** To be filed by amendment

Exhibit 23.1

Crowe Horwath (HK) CPA Limited Member Crowe Horwath International 34/F The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong Main +852 2894 6888 Fax +852 2895 3752 www.crowehorwath.hk

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 Amendment No.1 of our report dated May 18, 2012, relating to our audits of the consolidated financial statements of Maxclean Holdings Ltd for each of the three years in the period ended December 31, 2011, and to the reference to our Firm under the caption “Experts” in the prospectus.

/s/ Crowe Horwath (HK) CPA Limited

Crowe Horwath (HK) CPA Limited
Hong Kong, China
Date:  16 JUL 2012